As filed with the Securities and Exchange Commission on April 22, 2013

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TEEKAY OFFSHORE PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

Republic of The Marshall Islands	4400	98-051255
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4th Floor, Belvedere Building,

69 Pitts Bay Road,

Hamilton HM 08, Bermuda

Telephone: (441) 298-2530

Fax: (441) 292-3931

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive office)

Watson, Farley & Williams (New York) LLP

Attention: Daniel C. Rodgers

1133 Avenue of the Americas

New York, New York 10036

(212) 922-2200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David S. Matheson Perkins Coie LLP 1120 N.W. Couch Street, Tenth Floor Portland, OR 97209-4128 (503) 727-2008	Catherine S. Gallagher Vinson & Elkins L.L.P. 2200 Pennsylvania Avenue, NW Washington, DC 20037 (202) 639-6544

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective, as determined by market conditions.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☒

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Unit	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Series A Cumulative Redeemable Preferred Units	$140,000,000	$25	$140,000,000	$19,096

(1)	The registration fee has been calculated in accordance with Rule 457(r) under the Securities Act of 1933.

This preliminary prospectus relates to an effective registration statement but is not complete and may be changed. This preliminary prospectus is not an offer to sell these units and is not soliciting an offer to buy these units in any jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated April 22, 2013

PROSPECTUS

                 Units

Teekay Offshore Partners L.P.

        % Series A Cumulative Redeemable Preferred Units

(Liquidation Preference $25.00 per Unit)

We are offering                  of our         % Series A Cumulative Redeemable Preferred Units, liquidation preference $25.00 per unit (or the Series A Preferred Units).

Distributions on the Series A Preferred Units are cumulative from the date of original issue and will be payable quarterly in arrears on the 15th day of February, May, August and November of each year, when, as and if declared by the board of directors of our general partner. The initial distribution on the Series A Preferred Units offered hereby will be payable on August 15, 2013 in an amount equal to $         per unit. Distributions will be payable out of amounts legally available therefor at an initial rate equal to         % per annum of the stated liquidation preference.

At any time on or after                 , 2018, the Series A Preferred Units may be redeemed, in whole or in part, out of amounts legally available therefor, at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption, whether or not declared.

We intend to apply to have the Series A Preferred Units listed on the New York Stock Exchange (or NYSE) under the symbol “TOOPRA”. If the application is approved, we expect trading of the Series A Preferred Units on the NYSE to begin within 30 days after their original issue date. Currently, there is no public market for the Series A Preferred Units.

Investing in our Series A Preferred Units involves a high degree of risk. Our Series A Preferred Units have not been rated and are subject to the risks associated with unrated securities. Please read “Risk Factors” beginning on page 28 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds to us (before expenses)(1)	$	$

(1)	We have granted the underwriters an option for a period of 30 days after the date of this prospectus to purchase up to an additional Series A Preferred Units solely to cover overallotments, if any. If the underwriters exercise the option in full, the total underwriting discount payable by us will be $ , and total proceeds to us before expenses will be $ .

Delivery of the Series A Preferred Units is expected to be made in book-entry form through the facilities of The Depository Trust Company on or about             , 2013.

Joint Book-Running Managers

BofA Merrill Lynch	Morgan Stanley	UBS Investment Bank

Joint Lead Managers

Credit Suisse	RBC Capital Markets

Co-Managers

DNB Markets	Scotiabank	Santander

The date of this prospectus is             , 2013.

You should rely only on the information contained in this prospectus, any related free writing prospectus and the documents incorporated by reference into this prospectus. We have not authorized anyone else to give you different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are not offering these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus or any free writing prospectus, as well as the information we previously filed with the U.S. Securities and Exchange Commission (or SEC) that is incorporated by reference into this prospectus, is accurate as of any date other than its respective date. We will disclose material changes in our affairs in an amendment to this prospectus, a free writing prospectus or a future filing with the SEC incorporated by reference in this prospectus.

ALTERNATIVE SETTLEMENT DATE

It is expected that delivery of the Series A Preferred Units will be made on or about the closing date specified on the cover page of this prospectus, which will be the fifth business day following the date of pricing of the Series A Preferred Units (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Series A Preferred Units on the initial pricing date of the Series A Preferred Units or the next succeeding business day will be required, by virtue of the fact that the Series A Preferred Units initially will settle in T+5, to specify alternative settlement arrangements at the time of any such trade to prevent a failed settlement and should consult their own advisor.

i

ABOUT THIS PROSPECTUS

Unless otherwise indicated, references in this prospectus to “Teekay Offshore Partners,” “we,” “us” and “our” and similar terms refer to Teekay Offshore Partners L.P. and/or one or more of its subsidiaries, except that those terms, when used in this prospectus in connection with the Series A Preferred Units described herein, shall mean specifically Teekay Offshore Partners L.P. References in this prospectus to “Teekay Corporation” refer to Teekay Corporation and/or any one or more of its subsidiaries.

Unless otherwise indicated, all references in this prospectus to “dollars” and “$” are to, and amounts are presented in, U.S. Dollars, and financial information presented in this prospectus is prepared in accordance with accounting principles generally accepted in the United States (or GAAP).

Unless otherwise indicated, references in this prospectus to “unitholders” refer to common unitholders and Series A Preferred unitholders and references to “units” refer to common units and Series A Preferred Units.

You should read carefully this prospectus, any related free writing prospectus, and the additional information described under the headings “Where You Can Find More Information” and “Incorporation of Documents by Reference.”

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, included in or incorporated by reference into this prospectus and any free writing prospectus are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business, and the markets in which we operate. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “will,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue” or the negative of these terms or other comparable terminology.

Forward-looking statements are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events affecting us. Forward-looking statements are subject to risks, uncertainties and assumptions, including those risks discussed in “Risk Factors” set forth in this prospectus and those risks discussed in other reports we file with the SEC and that are incorporated into this prospectus by reference, including, without limitation, our 2012 Annual Report. The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. In addition, we cannot assess the effect of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

Forward-looking statements in this prospectus or incorporated by reference herein include, among others, statements about the following matters:

•	our distribution policy and our ability to make cash distributions on our units or any increases in distributions;

•	our future financial condition or results of operations and future revenues and expenses;

•	growth prospects of the offshore and tanker markets;

•

our future growth prospects, including our potential additional shuttle tanker, floating storage and off-take (or FSO), floating production, storage and offloading (or FPSO) and dynamic positioning (or DP) projects;

•	our potential additional vessel acquisitions and projects and the timing and cost thereof, including our proposed acquisitions of the Voyageur Spirit FPSO unit and the HiLoad DP unit;

•	the recent economic downturn and financial crisis in the global market, and potential negative effects on our customers’ ability to charter our vessels and pay for our services;

•	the expected commencement date and estimated cost of FPSO projects;

•	the expected delivery dates of newbuilding vessels, including the BG Shuttle Tankers, or conversions of existing vessels, including the Navion Clipper;

•	offshore and tanker market fundamentals, including the balance of supply and demand in the offshore and tanker markets;

•	our competitive advantage in the shuttle tanker market;

•	the expected lifespan of our vessels;

•	the expected costs of newbuildings and vessel conversions;

•	the estimated sales price or scrap value of vessels;

•	estimated capital expenditures and our ability to fund them;

•	expected increases in vessel operating expenses and charter rates for our vessels;

•	our ability to maintain and expand long-term relationships with major crude oil companies, including our ability to service fields until they no longer produce;

•	the derivation of a substantial majority of revenue from a limited number of customers;

•	our ability to leverage to our advantage Teekay Corporation’s relationships and reputation in the shipping industry;

•	our continued ability to enter into fixed-rate time charters with customers;

•	obtaining offshore projects that we or Teekay Corporation bid on or that Teekay Corporation is awarded;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

•	our expected financial flexibility to pursue acquisitions and other expansion opportunities;

•	our compliance with covenants under our credit facilities;

•	anticipated funds for liquidity needs and the sufficiency of cash flows;

•	the future valuation of goodwill;

•	our expectations as to the impairment of our vessels;

•	our insurance coverage is adequate;

•	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards applicable to our business;

•	the expected impact of heightened environmental and quality concerns of insurance underwriters, regulators and charterers;

•	anticipated taxation of our partnership and its subsidiaries and taxation of unitholders;

•

our general and administrative expenses as a public company and expenses under service agreements with other affiliates of Teekay Corporation and for reimbursements of fees and costs of Teekay Offshore GP L.L.C., our general partner (or the General Partner);

•	our ability to avoid labor disruptions and attract and retain highly skilled personnel; and

•	our business strategy and other plans and objectives for future operations.

SUMMARY

The following summary highlights selected information contained elsewhere in this prospectus and the documents incorporated by reference herein and does not contain all the information that you should consider before deciding whether to invest in the Series A Preferred Units. For a more complete understanding of Teekay Offshore and this offering of Series A Preferred Units, we encourage you to carefully read this entire prospectus and the other documents incorporated by reference herein. Unless otherwise specifically stated, the information presented in this prospectus assumes that the underwriters have not exercised their overallotment option.

Unless otherwise indicated, references in this prospectus to “Teekay Offshore Partners,” “we,” “us” and “our” and similar terms refer to Teekay Offshore Partners L.P. and/or one or more of its subsidiaries, including Teekay Offshore Operating L.P., except that those terms, when used in this prospectus in connection with the Series A Preferred Units and the common units described herein, shall specifically mean Teekay Offshore Partners L.P. References in this prospectus to “Teekay Corporation” refer to Teekay Corporation and/or any one or more of its subsidiaries.

Our Partnership

Teekay Offshore Partners L.P. is an international provider of marine transportation, oil production and storage services to the offshore oil industry, focusing on the fast-growing, deep water offshore oil regions of the North Sea and Brazil. We were formed in August 2006 by Teekay Corporation (NYSE:TK), a leading provider of marine services to the global oil and gas industries, to further develop its operations in the offshore market. Our growth strategy focuses on expanding our fleet of shuttle tankers, floating storage and offtake (or FSO) units and floating production, storage and offloading (or FPSO) units under long-term, fixed-rate time charters. We intend to continue our practice of acquiring shuttle tankers, FSO units and FPSO units as needed for approved projects only after the long-term charters for the projects have been awarded to us, rather than ordering vessels on a speculative basis. We have entered into and may enter into additional joint ventures and partnerships with companies that may provide increased access to these opportunities or we may engage in vessel or business acquisitions. We seek to leverage the expertise, relationships and reputation of Teekay Corporation and its affiliates to pursue these growth opportunities in the offshore sectors and may consider other opportunities to which our competitive strengths are well suited. We have rights to participate in certain other FPSO and shuttle tanker opportunities that may be provided by Teekay Corporation and Sevan Marine ASA (or Sevan). In addition, we have agreed to acquire the Voyageur Spirit FPSO unit from Teekay Corporation, which is expected to be completed by the end of April 2013. Our operating fleet operates under medium to long-term, stable contracts and we are structured as a publicly-traded master limited partnership. Teekay Corporation indirectly owns and controls our general partner and beneficially owns a 26.67% limited partner interest in us and owns and controls our general partner.

Our operations are conducted through, and our operating assets are owned by, our subsidiaries. Our general partner, Teekay Offshore GP L.L.C., a Marshall Islands limited liability company, has an economic interest in us and manages our operations and activities. Our general partner does not receive any management fee or other compensation in connection with its management of our business, but it is entitled to be reimbursed for all direct and indirect expenses incurred on our behalf. Pursuant to services agreements between us and our subsidiaries, on the one hand, and other subsidiaries of Teekay Corporation, on the other hand, the Teekay Corporation subsidiaries provide to us substantially all of our administrative services and to our subsidiaries substantially all of their strategic, business development, advisory, ship management, technical and administrative services.

Our Fleet

As of March 31, 2013, our fleet consisted of:

•

Shuttle Tankers. We have 37 vessels (including four newbuildings and two vessels in lay-up) that operate under fixed-rate contracts of affreightment, time charters and bareboat charters. Of the 37 shuttle tankers, six are held through 50% owned subsidiaries, three through a 67% owned subsidiary and four are chartered-in by us, with the remainder owned 100% by us. All of these shuttle tankers provide transportation services to energy companies, primarily in the North Sea and Brazil. The average term of our contracts of affreightment, weighted based on vessel years, is 3.6 years, and our time charters and bareboat charters had an average remaining contract term of approximately 4.5 years as of March 31, 2013. As of March 31, 2013, our shuttle tanker fleet, including newbuildings on order, had a total cargo capacity of approximately 4.7 million deadweight tonnes (or dwt), representing more than 40% of the total tonnage of the world shuttle tanker fleet.

•

FPSO Units. We have three FPSO units, in which we have 100% ownership interests. These vessels operate under operations and charter contracts with major energy companies in the North Sea and Brazil. We use the FPSO units to provide production, processing and storage services to oil companies operating offshore oil field installations. The FPSO contracts have an average remaining term of approximately 4.3 years. As of March 31, 2013, our FPSO units had a total production capacity of approximately 0.1 million barrels of oil per day. We have agreed to acquire the Voyageur Spirit FPSO unit from Teekay Corporation, which is expected to be completed by the end of April 2013.

•

Conventional Tankers. We have a fleet of six Aframax conventional crude oil tankers, three of which operate under fixed-rate time charters with Teekay Corporation, two of which have additional equipment for lightering and operate under fixed-rate bareboat charters with Skaugen PetroTrans, and one whose time charter with Teekay Corporation was terminated on March 31, 2013. We have 100% ownership in all of these vessels. The average remaining term on these time charter and bareboat charter contracts is approximately 4.5 years. As of March 31, 2013, our conventional tankers had a total cargo capacity of approximately 0.6 million dwt.

•

FSO Units. We have a fleet of five FSO units, in which we have 100% ownership interests. All of the FSO units operate under fixed-rate contracts, with an average remaining term of approximately 2.5 years. As of March 31, 2013, our FSO units had a total cargo capacity of approximately 0.6 million dwt.

Our Potential Acquisitions

Pursuant to an omnibus agreement that we entered into in connection with our initial public offering in December 2006, Teekay Corporation is obligated to offer to us its interest in certain shuttle tankers, FSO units and FPSO units Teekay Corporation owns or may acquire in the future, provided the vessels are servicing contracts with remaining durations of greater than three years. We may also acquire other vessels that Teekay Corporation may offer us from time to time and we intend to pursue direct acquisitions from third parties and new offshore projects.

Pursuant to the omnibus agreement and a subsequent agreement, Teekay Corporation is obligated to offer to sell to us the Petrojarl Foinaven FPSO unit, an existing unit owned by Teekay Corporation’s subsidiary, Teekay Petrojarl AS (or Teekay Petrojarl), and operating under a long-term contract in the North Sea, prior to July 9, 2013. The purchase price for the Petrojarl Foinaven FPSO unit will be its fair market value plus any additional tax or other costs to Teekay Corporation that would be required to transfer the FPSO unit to us, as agreed to by the conflicts committee of the board of directors of our general partner.

In October 2010, Teekay Corporation signed a long-term contract with Petroleo Brasilia S.A. (or Petrobras) to provide an FPSO unit for the Tiro and Sidon fields located in the Santos Basin offshore Brazil. The contract with Petrobras is being serviced by a newly-converted FPSO unit named Cidade de Itajai in which Teekay Corporation has a 50% interest. This FPSO unit delivered from the shipyard in mid-November 2012 and achieved first oil in mid-February 2013, at which time the unit commenced operations under a nine-year, fixed-rate time-charter contract with Petrobras with six additional one-year extension options. Pursuant to the omnibus agreement, Teekay Corporation has offered to us its 50% interest in this FPSO project at Teekay Corporation’s fully built-up cost. The offer is currently being reviewed by the board of directors of our general partner and its conflicts committee.

In May 2011, Teekay Corporation entered into a joint venture agreement with Odebrecht Oil & Gas S.A. (a member of the Odebrecht group) (or Odebrecht) to jointly pursue FPSO projects in Brazil. As part of the joint venture agreement, Odebrecht is a 50% partner in the Cidade de Itajai FPSO project and Teekay Corporation is currently working with Odebrecht on other FPSO project opportunities which, if awarded, may result in the future offer of additional FPSO units to us pursuant to the omnibus agreement.

In June 2011, Teekay Corporation entered into a contract with BG Norge Limited to provide a harsh weather FPSO unit to operate in the North Sea. The contract will be serviced by an FPSO unit being constructed by Samsung Heavy Industries for a fully built-up cost of approximately $1 billion. Pursuant to the omnibus agreement, Teekay Corporation is obligated to offer to us its interest in this FPSO project at Teekay Corporation’s fully built-up cost within a year after the commencement of the charter, which commencement is expected to occur during the first half of 2014.

In November 2011, Teekay Corporation acquired from Sevan the Hummingbird Spirit FPSO unit, which is currently operating under a short-term charter contract. Pursuant to the omnibus agreement, Teekay Corporation is obligated to offer us the Hummingbird Spirit FPSO unit within approximately one year following commencement of a charter contract with a firm period of greater than three years in duration.

Business Strategies

Our primary business objective is to increase our cash available for distribution by executing the following strategies:

•

Expand Global Operations in High Growth Regions. We seek to expand our shuttle tanker, FPSO unit and FSO unit operations into growing offshore markets such as Brazil. In addition, we intend to pursue offshore oil production, storage and transportation opportunities in existing markets such as the North Sea.

•

Pursue Further Opportunities in the Offshore Sector. We believe that Teekay Corporation’s ownership of Teekay Petrojarl, a leading operator in the FPSO sector, will enhance our ability to pursue additional FPSO projects anywhere in the world by combining Teekay Petrojarl’s engineering and operational expertise with Teekay Corporation’s global marketing organization and extensive customer and shipyard relationships. We believe that Teekay Corporation’s (a) 2011 joint venture agreement with Odebretcht jointly pursue FPSO projects in Brazil and (b) arrangements with Sevan and Remora AS by which Teekay Corporation will have access to offshore production projects developed by both companies in the future, will also expand our offshore opportunities.

•

Acquire or construct additional vessels to serve under long-term, fixed-rate contracts. We intend to continue opportunistically acquiring and constructing shuttle tankers, FSO units and FPSO units with long-term contracts, rather than ordering vessels on a speculative basis. We believe this approach facilitates the financing of new vessels based on their anticipated future revenues and ensures that new vessels will be employed upon acquisition, which should provide stable cash flows.

•

Provide superior customer service by maintaining high reliability, safety, environmental and quality standards. Energy companies seek transportation partners that have a reputation for high reliability, safety, environmental and quality standards. We intend to leverage Teekay Corporation’s operational expertise and customer relationships to further expand a sustainable competitive advantage with consistent delivery of superior customer service.

Competitive Strengths

We believe that we are well positioned to execute our business strategies because of the following competitive strengths:

•

Leading Position in the Shuttle Tanker Sector. We are the world’s largest owner and operator of shuttle tankers, as we own or operate 37 vessels (including four newbuildings and two vessels in lay-up) of the 101 vessels (including 24 newbuildings) in the world shuttle tanker fleet. Our large fleet size (representing more than 40% of the total tonnage of the world shuttle tanker fleet) enables us to provide comprehensive coverage of charterers’ requirements and provides opportunities to enhance the efficiency of operations and increase fleet utilization.

•

Offshore Operational Expertise and Enhanced Growth Opportunities through Our Relationship with Teekay Corporation. Teekay Corporation has achieved a global brand name in the shipping industry and the offshore market, developed an extensive network of long-standing relationships with major energy companies and earned a reputation for reliability, safety and excellence. Some benefits we believe we receive due to our relationship with Teekay Corporation include:

–

access through services agreements to its comprehensive market intelligence and operational and technical sophistication gained from over 25 years of providing shuttle tanker and FSO services to offshore energy customers. We believe this expertise has assisted us in successfully operating existing FPSO units and will assist us in continuing to expand our position in the FPSO sector through Teekay Corporation’s ownership of Teekay Petrojarl and interests in other offshore businesses and our rights to participate in certain FPSO projects under the omnibus agreement;

–	access to Teekay Corporation’s general commercial and financial core competencies, practices and systems, which we believe enhances the efficiency and quality of operations;

–	enhanced growth opportunities and added competitiveness in bidding for transportation requirements for offshore projects and in attracting and retaining long-term contracts throughout the world; and

–

improved leverage with leading shipyards during periods of vessel production constraints due to Teekay Corporation’s established relationships with these shipyards and the high number of newbuilding orders it places.

•

Cash Flow Stability from Contracts with Leading Energy Companies. We benefit from stability in cash flows due to the long-term, fixed-rate contracts underlying most of our business. We have been able to secure long-term contracts because our services are an integrated part of offshore oil field projects and a critical part of the logistics chain of the fields. Due to the integrated nature of our services, the high cost of field development and the need for uninterrupted oil production, contractual relationships with customers with respect to any given field typically last until the field is no longer producing.

•

Disciplined Vessel Acquisition Strategy and Successful Project Execution. Our fleet has been built through successful new project tenders and acquisitions, and this strategy has contributed significantly to our leading position in the shuttle tanker market. A significant portion of our shuttle tanker fleet was established through the acquisition of Ugland Nordic Shipping AS in 2001 and Navion AS, StatoilHydro ASA’s shipping subsidiary, in 2003. In addition, we have increased the size of our fleet through customized shuttle tanker, FPSO and FSO projects for major energy companies around the world.

Recent Developments

BG Shuttle Tankers

In June 2011, we entered into a new long-term contract with a subsidiary of BG Group plc (or BG) to provide shuttle tanker services in Brazil. The contract with BG will be serviced by four Suezmax newbuilding shuttle tankers (or the BG Shuttle Tankers), being constructed by Samsung Heavy Industries for an estimated total cost of approximately $446 million (excluding capitalized interest and miscellaneous construction costs). Upon their scheduled deliveries in mid-to-late 2013, the BG Shuttle Tankers will commence operations under ten-year, fixed-rate time-charter-out contracts. The contracts with BG also include certain extension options and vessel purchase options exercisable by the charterer.

Acquisition of Voyageur Spirit FPSO

In November 2011, Teekay Corporation agreed to acquire from Sevan the Voyageur Spirit FPSO unit upon the completion of certain upgrades and commencement of the FPSO’s charter contract. In September 2012, we agreed to acquire the Voyageur Spirit FPSO unit from Teekay Corporation at a purchase price of approximately $540 million, subject to financing. The Voyageur Spirit began production on April 13, 2013, and the acquisition is expected to occur before April 30, 2013. The Voyageur Spirit will operate on the Huntington Field in the North Sea under a five-year contract with E.ON Ruhrgas UK E&P Limited (or E.ON), plus up to 10 one-year extension options exercisable by E.ON. We will finance the acquisition through the assumption of a new $330 million debt facility secured by the vessel, a portion of the proceeds from our public offering completed in September 2012 and a $40 million equity private placement of common units to Teekay Corporation. In February 2013, we made a partial prepayment of $150 million to Teekay Corporation in connection with the acquisition of the Voyageur Spirit FPSO unit. Teekay Corporation pays us interest at a rate of LIBOR plus a margin of 4.25% on the prepaid funds. Teekay Corporation is obligated to repay us the full amount of the prepaid funds, plus accrued interest, if the acquisition does not close before April 30, 2013.

Pursuant to a services agreement to be assigned to us as part of the proposed acquisition, we will be responsible for the daily operation and maintenance of the Voyageur Spirit, including, among other things, providing supplies and personnel for the FPSO unit and complying with environmental and other laws related to the Voyageur Spirit’s operations.

The daily base rate under the Voyageur Spirit charter contract declines by 2.0% to 2.5% annually during the initial five-year term. The contract provides for an additional oil production-based payment during any of the extension periods. The daily base rate payable under the charter contract may be reduced or suspended as a result of prolonged downtime of the FPSO unit’s operations or failure of the FPSO unit to meet targeted performance levels. The charterer may terminate the charter contract if the Voyageur Spirit is out of service for a continuous period of 90 days or for 120 days during any 12-month period. In addition, the charterer may terminate the charter contract at any time upon 30 days’ advance notice, subject to payment of a specified termination fee for any such termination during the initial five-year period, or as a result of, among other things, an unremedied material breach by us under the charter agreement or the services agreement.

Acquisition of HiLoad DP Unit

In November 2012, we agreed to acquire a 2010-built HiLoad Dynamic Positioning (or DP) unit from Remora AS (or Remora), a Norway-based offshore marine technology company, for a total purchase price of approximately $55 million, including modification costs. The HiLoad DP unit is a self-propelled dynamic positioning system that attaches to and keeps conventional tankers in position when loading from offshore installations. The transaction is subject to finalizing a ten-year time-charter contract with Petrobras in Brazil. The acquisition of the HiLoad DP unit is expected to be completed by June 30, 2013 and the unit is expected to commence operating at its full time-charter rate in early 2014 once modifications, delivery of the DP unit to Brazil, and operational testing have been completed. As part of the transaction, Teekay Corporation has also agreed to invest approximately $4.4 million to acquire a 49.9% ownership interest in a recapitalized Remora. In addition, we will enter into an agreement with Remora which will provide us with the right of first refusal to acquire future HiLoad projects developed by Remora.

VOC Abatement Equipment

In November 2012, we acquired the volatile organic compound (or VOC) abatement equipment installed onboard four of our shuttle tankers from Teekay Corporation for a combined purchase price of $12.9 million. This equipment is operating under a lease contract with the VOC Industry Committee whereby we will receive a fee for each cargo transported from a Norwegian oil field up to a maximum of 139 cargoes for each vessel.

Norwegian Bond Offering

In January 2013, we issued in the Norwegian bond market NOK 1,300 million in senior unsecured bonds. The bonds were issued in two tranches maturing in January 2016 (NOK 500 million) and January 2018 (NOK 800 million). The aggregate principal amount of the bonds is equivalent to approximately $233 million and all interest and principal payments under each of the two tranches have been swapped into U.S. dollars at fixed rates of 4.80% on the tranche maturing in 2016 and 5.93% on the tranche maturing in 2018. In connection with this financing, we repurchased NOK 388.5 million of the existing NOK 600 million bond issue maturing in November 2013. We used the net proceeds of approximately $167 million to reduce a portion of amounts outstanding under our revolving credit facilities and for general partnership purposes. We will apply to list the bonds on the Oslo Stock Exchange.

Letter of Intent with Salamander Energy

In January 2013, we signed a letter of intent with Salamander Energy plc to supply an FSO unit in Asia for a firm charter period of ten years commencing in mid-2014. We intend to convert our 1993-built shuttle tanker the Navion Clipper into an FSO unit for an estimated cost of approximately $50 million. We are in the process of finalizing the contract terms with the charterer.

$60 Million Private Equity Placement

In April 2013, we issued approximately 2.06 million common units in a private placement to an institutional investor for proceeds of approximately $60 million (excluding our general partner’s proportionate capital contribution). We intend to use the proceeds from the sale of the common units to partially fund the acquisition of the BG Shuttle Tankers and for general partnership purposes.

First Quarter 2013 Common Unit Distribution

On April 18, 2013, we declared a cash distribution for the first quarter of 2013 of $0.523 per common unit payable on May 14, 2013 to common unitholders of record on April 30, 2013.

First Quarter 2013 Results

Our financial results for the first quarter of 2013 have not yet been prepared. The following events took place in the first quarter of 2013:

•

On March 31, 2013, we received an early termination fee from Teekay Corporation of $6.8 million for the termination of the Poul Spirit time charter, which was recorded as revenue on our consolidated statement of income (loss). In conjunction with the termination of this charter, we will recognize a non-cash write-down associated with the Poul Spirit.

•

Due to weather-related delays with the hook-up of the Voyageur Spirit FPSO on the Huntington Field, we did not acquire the Voyageur Spirit in March 2013 as expected. As a result, we did not generate cash flow and earnings from the Voyageur Spirit during the first quarter of 2013 as previously anticipated. We expect to acquire the Voyageur Spirit before April 30, 2013.

In addition, we expect that the following factors will impact our net interest expense in the first quarter of 2013, relative to the fourth quarter of 2012:

•

In January 2013, we sold one 1992-built conventional tanker and one 1992-built shuttle tanker for total net proceeds of approximately $13.3 million. The net proceeds from the two sales were used to pay down a portion of the debt outstanding on one of our revolving credit facilities. Both vessels were in lay-up in the fourth quarter of 2012.

•

In January 2013, we issued in the Norwegian bond market NOK 1,300 million in senior unsecured bonds. We expect that our interest expense will be higher in the first quarter of 2013, compared to the fourth quarter of 2012 as a result of this bond issuance and the application of net proceeds therefrom as described under “—Norwegian Bond Offering.”

•

In February 2013, we made a partial prepayment of $150 million to Teekay Corporation in connection with the acquisition of the Voyageur Spirit FPSO unit. Teekay Corporation pays us interest at an annual rate of LIBOR plus a margin of 4.25% on the prepaid funds. The partial prepayment was made from our cash-on-hand, as of December 31, 2012. Accordingly, we expect that our total cash and cash equivalents as of the end of the first quarter of 2013 will be lower, compared to the end of the fourth quarter of 2012, and we expect our interest income to be higher as of the end of the first quarter of 2013 compared to the end of the fourth quarter of 2012.

We expect our operating results for the first quarter of 2013 to be similar to our operating results for the fourth quarter of 2012. However, our actual consolidated results for the first quarter of 2013 may differ materially from the events, factors and trends set forth above due to the completion of our financial closing procedures, final adjustments and other developments that may arise between now and the time the financial results as of and for the quarter ended March 31, 2013 are finalized. We can give you no assurance as to consolidated results for such quarter until such information is released.

Business Overview

Shuttle Tanker Segment

A shuttle tanker is a specialized ship designed to transport crude oil and condensates from offshore oil field installations to onshore terminals and refineries. Shuttle tankers are equipped with sophisticated loading systems and dynamic positioning systems that allow the vessels to load cargo safely and reliably from oil field installations, even in harsh weather conditions. Shuttle tankers were developed in the North Sea as an alternative to pipelines. The first cargo from an offshore field in the North Sea was shipped in 1977, and the first dynamically-positioned shuttle tankers were introduced in the early 1980s. Shuttle tankers are often described as “floating pipelines” because these vessels typically shuttle oil from offshore installations to onshore facilities in much the same way a pipeline would transport oil along the ocean floor.

Our shuttle tankers are primarily subject to long-term, fixed-rate time-charter contracts for a specific offshore oil field or under contracts of affreightment for various fields. The number of voyages performed under these contracts of affreightment normally depends upon the oil production of each field. Competition for charters is based primarily upon price, availability, the size, technical sophistication, age and condition of the vessel and the reputation of the vessel’s manager. Technical sophistication of the vessel and the experience of the vessel managers are especially important in harsh operating environments such as the North Sea, representing key barriers to entry. Although the size of the world shuttle tanker fleet has been relatively unchanged in recent years, conventional tankers could be converted into shuttle tankers by adding specialized equipment to meet customer requirements. Shuttle tanker demand may also be affected by the possible substitution of sub-sea pipelines to transport oil from offshore production platforms.

As of March 31, 2013, there were approximately 101 vessels in the world shuttle tanker fleet (including 24 newbuildings), the majority of which operate in the North Sea. Shuttle tankers also operate in Africa, Brazil, Canada, Russia and the US Gulf. As of March 31, 2013, we owned 33 shuttle tankers (including four newbuildings with scheduled deliveries in mid-to-late 2013) and chartered-in an additional four shuttle tankers. Other shuttle tanker owners include Knutsen NYK Offshore Tankers AS, Transpetro, Viken Shipping and J Lauritzen, which as of March 31, 2013 controlled fleets ranging from three to 21 shuttle tankers each. We believe that we have significant competitive advantages in the shuttle tanker market as a result of the quality, type and dimensions of our vessels combined with our market share in the North Sea and Brazil.

The following tables provide additional information about our shuttle tankers as of March 31, 2013:

Vessel	Capacity (dwt)	Built	Ownership	Positioning system	Operating Region	Contract Type (1)	Charterer	Contract End Date
Scott Spirit	106,000	2011	100%	DP2	North Sea	CoA	Chevron, Hess, Marathon Oil, ENI, Draugen Transport, BP, ConocoPhillips, Total, Talisman, Nexen, MTDA and PetroCanada.(5)
Grena	148,500	2003	In-chartered (until December 2013) (3)	DP2	North Sea	CoA
Navion Oslo	100,300	2001	100%	DP2	North Sea	CoA
Navion Hispania	126,200	1999	100%	DP2	North Sea	CoA
Navion Britannia (2)	124,200	1998	100%	DP2	North Sea	CoA
Navion Scandia	126,700	1998	100%	DP2	North Sea	CoA
Aberdeen	87,000	1996	In-chartered (until 2014)	DP	North Sea	CoA
Navion Europa (2)	130,300	1995	67%(4)	DP	North Sea	CoA
Randgrid (2)	124,500	1995	67%(4)	DP	North Sea	CoA
Navion Norvegia (2)	130,600	1995	67%(4)	DP	North Sea	CoA	Majority of volumes are life-of-field
Navion Oceania	126,300	1999	100%	DP2	North Sea	CoA
Stena Natalita	108,000	2001	50%(6)	DP2	North Sea	CoA
Amundsen Spirit	106,000	2010	100%	DP2	North Sea	Time charter	Statoil (7)
Peary Spirit	106,000	2011	100%	DP2	North Sea	Time charter	Statoil (7)
Nansen Spirit	106,000	2010	100%	DP2	North Sea	Time charter	Statoil (7)
Sallie Knutsen	153,600	1999	In-chartered (until 2015)	DP2	North Sea	Time charter	Statoil (7)
Karen Knutsen	153,600	1999	In-chartered (until July 2013)	DP2	North Sea	Time charter	Statoil (7)

Vessel	Capacity (dwt)	Built	Ownership	Positioning system	Operating Region	Contract Type (1)	Charterer	Contract End Date
Stena Sirita	126,900	1999	50%(6)	DP2	North Sea	Time charter	ExxonMobil (8)	September 2013
Stena Alexita	127,000	1998	50%(6)	DP2	North Sea	Time charter	ExxonMobil	March 2014
Navion Anglia	126,300	1999	100%	DP2	Brazil	Time charter	Petrobras	June 2016
Navion Marita	103,900	1999	100%	DP	Brazil	Time charter	Petrobras	July 2013
Navion Svenita	106,500	1997	100%	DP	Brazil	Time charter	Petrobras	December 2014
Navion Gothenburg	152,200	2006	50%(6)	DP2	Brazil	Bareboat	Petrobras (9)	July 2020
Nordic Brasilia	151,300	2004	100%	DP	Brazil	Bareboat	Petrobras (9)	July 2017
Nordic Rio	151,300	2004	50%(6)	DP	Brazil	Bareboat	Petrobras (9)	July 2017
Navion Stavanger	148,700	2003	100%	DP2	Brazil	Bareboat	Petrobras (9)	July 2019
Petroatlantic	92,900	2003	100%	DP2	North Sea	Bareboat	Teekay Corporation	March 2016
Petronordic	92,900	2002	100%	DP2	North Sea	Bareboat	Teekay Corporation	March 2016
Nordic Spirit	151,300	2001	100%	DP	Brazil	Bareboat	Petrobras (9)	April 2018
Stena Spirit	151,300	2001	50%(6)	DP	Brazil	Bareboat	Petrobras (9)	July 2018
Navion Bergen	105,600	2000	100%	DP2	Brazil	Bareboat	Petrobras (9)	April 2020
Navion Clipper (10)	78,200	1993	100%	DP		Lay-up
Navion Torinita (11)	106,800	1992	100%	DP2		Lay-up

Total capacity	4,036,900

(1)	“CoA” refers to contracts of affreightment. Please read “—Our Contracts and Charters.”

(2)	The vessel is capable of loading from a submerged turret loading buoy.

(3)	We have options to extend the time charter or purchase the vessel.

(4)	Owned through a 67% owned subsidiary. The parties share in the profits and losses of the subsidiary in proportion to each party’s relative capital contributions.

(5)	Not all of the contracts of affreightment customers utilize every ship in the contract of affreightment fleet.

(6)	Owned through a 50% owned subsidiary. The parties share in the profits and losses of the subsidiary in proportion to each party’s relative capital contributions.

(7)	Under the terms of a master agreement with Statoil ASA (or Statoil), the vessels are chartered under individual fixed-rate annually renewable time-charter contracts. The number of vessels may be adjusted annually based on the requirements of the fields serviced. It is expected that between one and five vessels will be required by Statoil annually. We expect four vessels will be required by Statoil commencing in mid-2013. The vessels currently on time charter to Statoil may be replaced by vessels currently servicing contracts of affreightment or other time-charter contracts.

(8)	Charterer has an option to extend the time charter.

(9)	Charterer has the right to purchase the vessel at end of the bareboat charter.

(10)	The vessel operated under the conventional spot tanker market upon its redelivery to us in November 2012 after completing its time-charter contact. In January 2013, we signed a letter of intent with Salamander Energy plc to supply a FSO unit in Asia for a firm charter period of ten years commencing in mid-2014. We intend to convert this vessel into an FSO for an estimated cost of approximately $50 million. We are in the process of finalizing the contract terms with the charter.

(11)	The vessel was 20 years old in 2012 and could no longer trade as a shuttle tanker in the North Sea and Brazil. The vessel is in lay-up following its redelivery to us in April 2012.

On the Norwegian continental shelf, regulations have been imposed on the operators of offshore fields related to vaporized crude oil that is formed and emitted during loading operations and which is commonly referred to as “VOC.” To assist the oil companies in their efforts to meet the regulations on VOC emissions from shuttle tankers, we and Teekay Corporation have played an active role in establishing a unique co-operation among all of the approximately 29 owners of offshore fields in the Norwegian sector. The purpose of the co-operation is to implement VOC recovery systems on selected shuttle tankers and to ensure a high degree of VOC recovery at a minimum cost followed by joint reporting to the authorities. Currently, there are 19 VOC plants installed aboard shuttle tankers that operate on the Norwegian continental shelf, 14 of which are operated or owned by us. The oil companies that participate in the co-operation have engaged us to undertake the day-to-day administration, technical follow-up and handling of payments through a dedicated clearing house function.

During 2012, approximately 57% of our consolidated net revenues from continuing operations were earned by the vessels in the shuttle tanker segment, compared to approximately 62% in 2011 and 63% in 2010.

Historically, the utilization of shuttle tankers in the North Sea is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our vessels and to the offshore oil platforms. Downtime for repairs and maintenance generally reduces oil production and, thus, transportation requirements.

FPSO Segment

FPSO units are offshore production facilities that are ship-shaped or cylindrical-shaped and store processed crude oil in tanks located in the hull of the vessel. FPSO units are typically used as production facilities to develop marginal oil fields or deepwater areas remote from existing pipeline infrastructure. Of four major types of floating production systems, FPSO units are the most common type. Typically, the other types of floating production systems do not have significant storage and need to be connected into a pipeline system or use an FSO unit for storage. FPSO units are less weight-sensitive than other types of floating production systems and their extensive deck area provides flexibility in process plant layouts. In addition, the ability to utilize surplus or aging tanker hulls for conversion to an FPSO unit provides a relatively inexpensive solution compared to the new construction of other floating production systems. A majority of the cost of an FPSO comes from its top-side production equipment and thus FPSO units are expensive relative to conventional tankers. An FPSO unit carries on board all the necessary production and processing facilities normally associated with a fixed production platform. As the name suggests, FPSOs are not fixed permanently to the seabed but are designed to be moored at one location for long periods of time. In a typical FPSO unit installation, the untreated wellstream is brought to the surface via subsea equipment on the sea floor that is connected to the FPSO unit by flexible flow lines called risers. The risers carry oil, gas and water from the ocean floor to the vessel, which processes it on board. The resulting crude oil is stored in the hull of the vessel and subsequently transferred to tankers either via a buoy or tandem loading system for transport to shore.

Traditionally for large field developments, the major oil companies have owned and operated new, custom-built FPSO units. FPSO units for smaller fields have generally been provided by independent FPSO contractors under life-of-field production contracts, where the contract’s duration is for the useful life of the oil field. FPSO units have been used to develop offshore fields around the world since the late 1970s. As of March 31, 2013, there were approximately 165 FPSO units operating and 44 FPSO units on order in the world fleet. At March 31, 2013, we owned three FPSO units. Most independent FPSO contractors have backgrounds in marine energy transportation, oil field services or oil field engineering and construction. The major independent FPSO contractors are SBM Offshore N.V., BW Offshore, MODEC, the Teekay group, Bluewater and Bumi Armada.

The following table provides additional information about our FPSO units as of March 31, 2013:

Vessel	Production Capacity (bbl/day)	Built	Ownership	Field name and location	Charterer	Contract End Date
Petrojarl Cidade de Rio das Ostras (1)	25,000	2008	100%	Aruana, Brazil	Petrobras	November 2017
Piranema Spirit (2)	30,000	2007	100%	Piranema, Brazil	Petrobras	March 2018
Petrojarl Varg (2)	57,000	1998	100%	Varg, Norway	Talisman Energy	June 2016

Total capacity	112,000

(1)	The Petrojarl Cidade de Rio das Ostras was converted to an FPSO unit in 2008. The original hull was built in 1981.

(2)	The charterer has options to extend the service contract.

During 2012, approximately 29% of our consolidated net revenues from continuing operations were earned by our FPSO units, compared to approximately 23% in 2011 and 21% in 2010 (including the results of the Dropdown Predecessor, as defined under “—Summary Historical Consolidated Financial and Operating Data”).

Conventional Tanker Segment

Conventional oil tankers are used primarily for transcontinental seaborne transportation of oil. Conventional oil tankers are operated by both major oil companies (including state-owned companies) that generally operate captive fleets, and independent operators that charter out their vessels for voyage or time charter use. Most conventional oil tankers controlled by independent fleet operators are hired for one or a few voyages at a time at fluctuating market rates based on the existing tanker supply and demand. These charter rates are extremely sensitive to this balance of supply and demand, and small changes in tanker utilization have historically led to relatively large changes in short-term rates. Long-term, fixed-rate charters for crude oil transportation, such as those applicable to the majority of our conventional tanker fleet, are less typical in the industry. As used in this discussion, “conventional” oil tankers exclude those vessels that can carry dry bulk and ore, tankers that currently are used for storage purposes and shuttle tankers.

Oil tanker demand is a function of several factors, including the location of oil production, refining and consumption and world oil demand and supply. Tanker demand is based on the amount of crude oil transported in tankers and the distance over which the oil is transported. The distance over which oil is transported is determined by seaborne trading and distribution patterns, which are principally influenced by the relative advantages of the various sources of production and locations of consumption.

The majority of crude oil tankers ranges in size from approximately 80,000 to approximately 320,000 dwt. Aframax tankers are the mid-size of the various primary oil tanker types, typically sized from 80,000 to 120,000 dwt. As of March 31, 2013, the world Aframax tanker fleet consisted of approximately 889 vessels, of which 647 crude tankers and 242 coated tankers are termed conventional tankers. As of March 31, 2013, there were approximately 50 conventional Aframax newbuildings on order for delivery through 2015. Delivery of a vessel typically occurs within two to three years after ordering.

As of March 31, 2013, our Aframax conventional crude oil tankers had an average age of approximately 11.3 years, compared to the average age of 8.4 years for the world Aframax conventional tanker fleet. New Aframax tankers generally are expected to have a lifespan of approximately 25 to 30 years, based on estimated hull fatigue life. However, United States and international regulations require double-hulled vessels to be phased out after 25 years. All of our Aframax tankers are double-hulled.

The shuttle tankers in our contract of affreightment fleet may operate in the conventional spot market during downtime or maintenance periods for oil field installations or otherwise, which provides greater capacity utilization for the fleet.

The following table provides additional information about our conventional tankers as of March 31, 2013:

Vessel	Capacity (dwt)	Built	Ownership	Contract Type	Charterer	Contract End Date
SPT Explorer (1)	106,000	2008	100%	Bareboat	Skaugen Petro Trans	January 2018
SPT Navigator (1)	106,000	2008	100%	Bareboat	Skaugen Petro Trans	March 2018
Kilimanjaro Spirit (2)	115,000	2004	100%	Time charter	Teekay Corporation	November 2018
Fuji Spirit (2)	106,300	2003	100%	Time charter	Teekay Corporation	November 2018
Gotland Spirit (2)	95,300	1995	100%	Time charter	Teekay Corporation	July 2014
Poul Spirit (3)	105,300	1995	100%	Time charter	Teekay Corporation	—

Total capacity	633,900

(1)	Charterer has options to extend each bareboat charter for periods of two years, two years and one year for a total of five years after the initial term.

(2)	Charterer has options to extend each time charter on an annual basis for a total of five years after the initial term. Charterer also has the right to purchase the vessel beginning on the third anniversary of the contract at a specified price.

(3)	On March 31, 2013, the time charter with Teekay Corporation was terminated and we received a cancellation fee of $6.8 million.

During 2012, approximately 6% of our net revenues from continuing operations were earned by the vessels in the conventional tanker segment, compared to approximately 7% in 2011 and 6% in 2010. All earnings from discontinued operations were from the conventional tanker segment.

FSO Segment

FSO units provide on-site storage for oil field installations that have no storage facilities or that require supplemental storage. An FSO unit is generally used in combination with a jacked-up fixed production system, floating production systems that do not have sufficient storage facilities or as supplemental storage for fixed platform systems, which generally have some on-board storage capacity. An FSO unit is usually of similar design to a conventional tanker, but has specialized loading and off-take systems required by field operators or regulators. FSO units are moored to the seabed at a safe distance from a field installation and receive the cargo from the production facility via a dedicated loading system. An FSO unit is also equipped with an export system that transfers cargo to shuttle or conventional tankers. Depending on the selected mooring arrangement and where they are located, FSO units may or may not have any propulsion systems. FSO units are usually conversions of older single-hull conventional oil tankers. These conversions, which include installation of a loading and off-take system and hull refurbishment, can generally extend the lifespan of a vessel as an FSO unit by up to 20 years over the normal conventional tanker lifespan of 25 years.

Our FSO units are generally placed on long-term, fixed-rate time charters or bareboat charters as an integrated part of the field development plan, which provides more stable cash flow to us.

As of March 31, 2013, there were approximately 102 FSO units operating and 10 FSO units on order in the world fleet, and we had five FSO units. The major markets for FSO units are Asia, the Middle East, West

Africa, South America and the North Sea. Our primary competitors in the FSO market are conventional tanker owners, who have access to tankers available for conversion, and oil field services companies and oil field engineering and construction companies who compete in the floating production system market. Competition in the FSO market is primarily based on price, expertise in FSO operations, management of FSO conversions and relationships with shipyards, as well as the ability to access vessels for conversion that meet customer specifications.

The following table provides additional information about our FSO units as of March 31, 2013:

Vessel	Capacity (dwt)	Built	Ownership	Field name and location	Contract Type	Charterer	Contract End Date
Navion Saga (1)	149,000	1991	100%	Volve, Norway	Time charter	Statoil ASA	December 2015
Pattani Spirit (1)	113,800	1988	100%	Platong, Thailand	Bareboat	Teekay Corporation	April 2014
Dampier Spirit (1)	106,700	1987	100%	Stag, Australia	Time charter	Apache Energy	August 2014
Falcon Spirit (1)	124,500	1986	100%	Al Rayyan, Qatar	Time charter	Occidental Qatar Energy	May 2017
Apollo Spirit (2)	129,000	1978	89%	Banff, U.K.	Bareboat	Teekay Corporation	June 2016

Total capacity	623,000

(1)	Charterer has option to extend the time charter after the initial fixed period.

(2)	Charterer is required to charter the vessel for as long as a specified FPSO unit, the Petrojarl Banff, produces the Banff field in the North Sea, which is expected to remain under contract until the end of 2018.

During 2012, approximately 8% of our net consolidated revenues from continuing operations were earned by the vessels in the FSO segment, compared to 8% in 2011 and 10% in 2010.

Our Contracts and Charters

We generate revenues by charging customers for the transportation and storage of their crude oil using our vessels. Historically, these services generally have been provided under the following basic types of contractual relationships:

•	Contracts of affreightment, whereby we carry an agreed quantity of cargo for a customer over a specified trade route within a given period of time;

•

Time charters, whereby vessels we operate and are responsible for crewing are chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates or current market rates;

•	Bareboat charters, whereby customers charter vessels for a fixed period of time at rates that are generally fixed, but the customers operate the vessels with their own crews; and

•	Voyage charters, which are charters for shorter intervals that are priced on a current, or “spot,” market rate.

We also generate revenues by charging customers for production, processing and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term, fixed-rate FPSO contracts, but contain a variable component for incentive-based revenues dependent upon operating performance.

The table below illustrates the primary distinctions among these types of charters and contracts:

	Contract of Affreightment	Time Charter	Bareboat Charter	Voyage Charter (1)	FPSO Service Contracts
Typical contract length	One year or more	One year or more	One year or more	Single voyage	Long-term
Hire rate basis (2)	Typically daily	Daily	Daily	Varies	Daily
Voyage expenses (3)	We pay	Customer pays	Customer pays	We pay	Not applicable
Vessel operating expenses (3)	We pay	We pay	Customer pays	We pay	We pay
Off hire (4)	Customer typically does not pay	Varies	Customer typically pays	Customer does not pay	Not applicable
Shutdown (5)	Not applicable	Not applicable	Not applicable	Not applicable	Varies

(1)	Under a consecutive voyage charter, the customer pays for idle time.

(2)	“Hire rate” refers to the basic payment from the charterer for the use of the vessel.

(3)	Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.

(4)	“Off hire” refers to the time a vessel is not available for service.

(5)	“Shutdown” refers to the time production services are not available.

Customers

We provide marine transportation and storage services to energy and oil service companies or their affiliates. Our most important customer measured by annual revenue is Petrobras Transporte S.A., a subsidiary of Petrobras, which is Brazil’s largest company and the third largest energy company in the world.

Petrobras Transporte S.A., Statoil ASA, Talisman Energy Inc., and Teekay Corporation accounted for approximately 28%, 21%, 13% and 10%, and 24%, 24%, 13% and 11% respectively, of our consolidated revenues from continuing operations during 2012 and 2011, respectively. Statoil ASA, Petrobras Transporte S.A., Talisman Energy Inc., and Teekay Corporation accounted for approximately 28%, 21%, 13% and 10%, respectively, of our consolidated revenues from continuing operations during 2010.

Corporate Information

We are a limited partnership organized under the laws of the Republic of The Marshall Islands. Our principal executive offices are located at 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton HM 08, Bermuda, and our phone number is (441) 298-2530. Our website address is www.teekayoffshore.com. The information contained in our website is not part of this prospectus.

THE OFFERING

Issuer	Teekay Offshore Partners L.P.

Securities Offered	of our % Series A Cumulative Redeemable Preferred Units, liquidation preference $25.00 per unit, plus up to an additional units if the underwriters exercise their overallotment option to purchase additional Series A Preferred Units in full.

For a detailed description of the Series A Preferred Units, please read “Description of Series A Preferred Units.”

Price per Unit	$

Conversion; Exchange and Preemptive Rights	The Series A Preferred Units will not have any conversion or exchange rights or be subject to preemptive rights.

Distributions	Distributions on Series A Preferred Units will accrue and be cumulative from the date that the Series A Preferred Units are originally issued and will be payable on each Distribution Payment Date (as defined below) when, as and if declared by the board of directors of our general partner out of legally available funds for such purpose.

Distribution Payment Dates	February 15, May 15, August 15 and November 15, commencing August 15, 2013 (each, a Distribution Payment Date). The initial distribution on the Series A Preferred Units will be payable on August 15, 2013.

Distribution Rate	The distribution rate for the Series A Preferred Units will be % per annum per $25.00 of liquidation preference per unit (equal to $ per unit).

Ranking	The Series A Preferred Units will represent perpetual equity interests in us and, unlike our indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. The Series A Preferred Units will rank:

•

senior to our common units and to each other class or series of limited partner interests or other equity securities established after the original issue date of the Series A Preferred Units that is not expressly made senior to or on parity with the Series A Preferred Units as to the payment of distributions and amounts payable upon liquidation, dissolution or winding up, whether voluntary or involuntary (or Junior Securities)

•	pari passu with any class or series of limited partner interests or other equity securities established after the original issue date of the Series A Preferred Units with terms expressly providing that such class or series ranks on a parity with the Series A Preferred Units as to the payment of distributions and amounts payable upon liquidation, dissolution or winding up, whether voluntary or involuntary (or Parity Securities); and

•

junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us, and each other class or series of limited partner interests or other equity securities expressly made senior to the Series A Preferred Units as to the payment of distributions and amounts payable upon liquidation, dissolution or winding up, whether voluntary or involuntary (or Senior Securities).

Optional Redemption	At any time on or after , 2018, we may redeem, in whole or in part, the Series A Preferred Units at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption, whether or not declared. Any such redemption would be effected only out of funds legally available for such purpose. We must provide not less than 30 days’ and not more than 60 days’ written notice of any such redemption.

Voting Rights	Holders of the Series A Preferred Units generally have no voting rights. However, if and whenever distributions payable on the Series A Preferred Units are in arrears for six or more quarterly periods, whether or not consecutive, holders of Series A Preferred Units (voting together as a class with all other classes or series of Parity Securities upon which like voting rights have been conferred and are exercisable) will be entitled to elect one additional director to serve on our general partner’s board of directors, and the size of our general partner’s board of directors will be increased as needed to accommodate such change. Distributions payable on the Series A Preferred Units will be considered to be in arrears for any quarterly period for which full cumulative distributions through the most recent distribution payment date have not been paid on all outstanding Series A Preferred Units. The right of such holders of Series A Preferred Units to elect a member of our general partner’s board of directors will continue until such time as all accumulated and unpaid distributions on the Series A Preferred Units have been paid in full.

Unless we have received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series A Preferred Units, voting as a single class, we may not adopt any amendment to our partnership agreement that would have a material adverse effect on the existing terms of the Series A Preferred Units.

In addition, unless we have received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series A Preferred Units, voting as a class together with holders of any other Parity Securities upon which like voting rights have been conferred and are exercisable, we may not (i) issue any Parity Securities if the cumulative distributions on Series A Preferred Units are in arrears or (ii) create or issue any Senior Securities.

Fixed Liquidation Price	In the event of any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, holders of the Series A Preferred Units will have the right to receive the liquidation preference of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of payment, whether or not declared, before any payments are made to holders of our common units or any other Junior Securities. A consolidation or merger of us with or into any other entity, individually or in a series of transactions, will not be deemed to be a liquidation, dissolution or winding up of our affairs.

Sinking Fund	The Series A Preferred Units will not be subject to any sinking fund requirements.

No Fiduciary Duties	We, our general partner and our general partner’s officers and directors will not owe any fiduciary duties to holders of the Series A Preferred Units other than a contractual duty of good faith and fair dealing pursuant to our partnership agreement.

Use of Proceeds	We intend to use the net proceeds of the sale of the Series A Preferred Units, which are expected to total approximately $ million (or approximately $ million if the underwriters exercise their overallotment option to purchase additional units in full), for general partnership purposes, including the funding of newbuilding installments, capital conversion projects and the acquisitions of vessels that Teekay Corporation has offered or may offer to us. Pending the application of funds for these purposes, we expect to repay a portion of our outstanding debt under our revolving credit facilities. Please read “Use of Proceeds.”

Ratings	The securities will not be rated by any Nationally Recognized Statistical Rating Organization.

Listing	We intend to file an application to list the Series A Preferred Units on The New York Stock Exchange (or NYSE). If the application is approved, trading of the Series A Preferred Units on the NYSE is expected to begin within 30 days after the original issue date of the Series A Preferred Units. The underwriters have advised us that they intend to make a market in the Series A Preferred Units prior to commencement of any trading on the NYSE. However, the underwriters will have no obligation to do so, and no assurance can be given that a market for the Series A Preferred Units will develop prior to commencement of trading on the NYSE or, if developed, will be maintained.

Tax Considerations	Although we are organized as a partnership, we have elected to be taxed as a corporation solely for U.S. federal income tax purposes.

We believe that all or a portion of the distributions you would receive from us with respect to your Series A Preferred Units would constitute dividends. If you are an individual citizen or resident of the United States or a U.S. estate or trust and meet certain holding period requirements, such dividends would be expected to be treated as “qualified dividend income” that is taxable at preferential capital gain tax rates. Any portion of your distribution that is not treated as a dividend will be treated first as a non-taxable return of capital to the extent of your tax basis in your Series A Preferred Units and, thereafter, as capital gain. In addition, there are other tax matters you should consider before investing in the Series A Preferred Units, including our tax status as a non-U.S. issuer. Please read “Material U.S. Federal Income Tax Considerations,” “Non-United States Tax Considerations” and “Risk Factors—Tax Risks.”

Form	The Series A Preferred Units will be issued and maintained in book-entry form registered in the name of the nominee of The Depository Trust Company, or DTC, except under limited circumstances.

Settlement	Delivery of the Series A Preferred Units offered hereby will be made against payment therefor on or about , 2013.

Risk Factors	An investment in our Series A Preferred Units involves risks. You should consider carefully the factors set forth in the section of this prospectus entitled “Risk Factors” beginning on page 28 of this prospectus to determine whether an investment in our Series A Preferred Units is appropriate for you.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table presents, in each case for the periods and as at the dates indicated, our summary consolidated financial and operating data. The summary historical financial and operating data has been prepared on the following basis:

•

the historical consolidated financial and operating data as at and for the years ended December 31, 2012, 2011 and 2010 are derived from our audited consolidated financial statements and the notes thereto, which are included in our Annual Report on Form 20-F for the year ended December 31, 2012 (or our 2012 Annual Report); and

•

the historical consolidated balance sheet data as at December 31, 2010 is derived from our audited consolidated financial statements and the notes thereto, which are contained in our Annual Report on Form 20-F for the year ended December 31, 2011.

Our consolidated financial statements reflect certain vessels we have acquired and the results of operations of these vessels, referred to herein as the Dropdown Predecessor, as if we had acquired them when each respective vessel began operations under the ownership of Teekay Corporation. These vessels and the date they began operations with Teekay Corporation are as follows: October 1, 2006 (Petrojarl Varg), January 7, 2008 (SPT Explorer), March 28, 2008 (SPT Navigator), April 1, 2008 (Rio das Ostras), December 15, 2009 (Falcon Spirit), July 30, 2010 (Amundsen Spirit) and July 22, 2011 (Scott Spirit). Please read Item 18—Financial Statements: Note 2—Dropdown Predecessor in our 2012 Annual Report.

The following table should be read together with, and is qualified in its entirety by reference to, our financial statements and the notes thereto incorporated by reference into this prospectus.

	Year Ended December 31,
	2012	2011	2010
	(in thousands of U.S. dollars, except per unit, unit and fleet data)
Income Statement Data:
Revenues	$926,137	$873,501	$840,663
Operating expenses:
Voyage expenses (1)	116,111	106,377	113,508
Vessel operating expenses (2) (10)	284,712	279,963	255,561
Time-charter hire expense	56,989	74,478	89,795
Depreciation and amortization	193,383	176,483	174,861
General and administrative (10)	74,399	71,506	61,192
Write down of vessels	23,430	36,868	9,441
Loss on sale of vessels	1,112	171	—
Restructuring charge	1,115	3,924	119

Total operating expenses	$751,251	$749,770	$704,477

Income from vessel operations	174,886	123,731	136,186
Interest expense	(47,799)	(36,216)	(36,576)
Interest income	1,027	659	842
Realized and unrealized loss on derivative instruments	(26,349)	(159,744)	(55,666)
Foreign currency exchange (loss) gain (3)	(313)	1,500	941
Other income—net	1,536	3,681	6,810
Income tax recovery (expense)	10,477	(6,679)	9,718

	Year Ended December 31,
	2012	2011	2010
	(in thousands of U.S. dollars, except per unit, unit and fleet data)
Net income (loss) from continuing operations	$113,465	$(73,068)	$62,255
Net income (loss) from discontinued operations	9,550	(23,803)	16,608

Net income (loss)	$123,015	$(96,871)	$78,863

Non-controlling interests in net income (loss) from continuing operations	58	19,527	29,240
Non-controlling interests in net income (loss) from discontinued operations	—	2,927	8,138
Non-controlling interests in net income (loss)	58	22,454	37,378
Dropdown Predecessor’s interest in net income (loss)	—	(15,075)	(16,685)
General Partner’s interest in net income (loss) from continuing operations	10,196	3,293	3,723
General Partner’s interest in net income (loss) from discontinued operations	859	1,103	636
General Partner’s interest in net income (loss)	11,055	4,396	4,359
Limited partners’ interest:
Net income (loss) from continuing operations	103,211	(80,813)	45,977
Net income (loss) from continuing operations per:
Common unit (basic and diluted) (4)	1.40	(1.29)	1. 04
Total unit (basic and diluted) (4)	1.40	(1.29)	1.04
Limited partners’ interest:
Limited partners’ interest in net income (loss) from discontinued operations	8,691	(27,833)	7,834
Limited partners’ interest in net income (loss) from discontinued operations per:
Common unit (basic and diluted) (4)	0.12	(0.45)	0.18
Total unit (basic and diluted) (4)	0.12	(0.45)	0.18
Limited partners’ interest:
Net income (loss)	111,902	(108,646)	53,811
Net income (loss) per:
Common unit (basic and diluted) (4)	1.52	(1.74)	1.22
Total unit (basic and diluted) (4)	1.52	(1.74)	1.22
Cash distributions declared per unit	2.04	1.98	1.88
Balance Sheet Data (at end of year):
Cash and marketable securities	$206,339	$179,934	$166,483
Vessels and equipment (5)	2,454,623	2,585,586	2,299,507
Total assets	3,053,391	3,144,729	2,842,626
Total debt	1,769,632	2,029,076	1,717,140
Non-controlling interests (11)	72,950	78,929	212,601
Partners’ equity and Dropdown Predecessor’s equity	661,152	444,665	556,828
Accumulated other comprehensive (loss) income	(58)	(554)	745
Common units outstanding	80,105,108	70,626,554	55,237,500

	Year Ended December 31,
	2012	2011	2010
	(in thousands of U.S. dollars, except per unit, unit and fleet data)
Cash Flow Data:
Net cash provided by (used in):
Operating activities	$267,494	$254,162	$286,585
Financing activities	(206,007)	35,318	(211,600)
Investing activities	(35,082)	(276,029)	(17,909)
Other Financial Data:
Net revenues (6)	$810,026	$767,124	$727,155
EBITDA (7)	354,472	133,756	296,055
Adjusted EBITDA (7)	405,239	390,968	362,976
Expenditures for vessels and equipment (8)	87,408	148,480	40,645
Expenditures for dry docking (8)	19,122	26,407	23,637
Fleet Data:
Average number of shuttle tankers (9)	35.5	36.5	35.5
Average number of FPSO units (9)	3.0	2.1	2.0
Average number of conventional tankers (9)	6.0	10.6	11.0
Average number of FSO units (9)	5.0	5.2	6.0

(1)	Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.

(2)	Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.

(3)	Substantially all of these foreign currency exchange gains and losses were unrealized and not settled in cash. Under GAAP, all foreign currency-denominated monetary assets and liabilities, such as cash and cash equivalents, accounts receivable, accounts payable, advances from affiliates, deferred income taxes and long-term debt are revalued and reported based on the prevailing exchange rate at the end of the period. Starting in November 2010, foreign currency exchange gains and losses includes realized and unrealized gains and losses on the cross currency swaps.

(4)	Net income (loss) per unit is determined by dividing net income (loss), after deducting the amount of net income (loss) attributable to the Dropdown Predecessor, the non-controlling interests and the General Partner’s interest, by the weighted-average number of units outstanding during the applicable period. We allocate the limited partners’ interest in net income (loss), including both distributed and undistributed net income (loss), between continuing operations and discontinued operations based on the proportion of net income (loss) from continuing and discontinuing operations to total net income (loss).

(5)	Vessels and equipment consists of (a) vessels, at cost less accumulated depreciation and (b) advances on newbuildings.

(6)

Consistent with general practice in the shipping industry, we use “net revenues” (defined as revenues less voyage expenses) as a measure of equating revenues generated from voyage charters to revenues generated from time charters, which assists us in making operating decisions about the deployment of vessels and their performance. Under time charters and bareboat charters, the charterer typically pays the voyage expenses, whereas under voyage charter contracts and contracts of affreightment the shipowner typically pays the voyage expenses. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the shipowner, pay the voyage expenses, we typically pass the approximate amount of these expenses on to the customers by charging higher rates under the contract or billing the expenses to them. As a result, although revenues from different types of contracts may vary, the “net revenues” are comparable across the different types of contracts. We principally use net revenues, a non-GAAP financial measure, because it provides more meaningful information to us than revenues, the most directly comparable GAAP financial measure.

Net revenues are also widely used by investors and analysts in the shipping industry for comparing financial performance between companies in the shipping industry to industry averages. The following table reconciles net revenues with revenues.

	Year Ended December 31,
(in thousands of U.S. dollars)	2012	2011	2010
Revenues	$926,137	$873,501	$840,663
Voyage expenses	116,111	106,377	113,508

Net revenues	$810,026	$767,124	$727,155

(7)	EBITDA and Adjusted EBITDA are used as supplemental financial measures by management and by external users of our financial statements, such as investors, as discussed below.

•

Financial and operating performance. EBITDA and Adjusted EBITDA assist our management and investors by increasing the comparability of the fundamental performance of us from period to period and against the fundamental performance of other companies in our industry that provide EBITDA or Adjusted EBITDA-based information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest expense, taxes, depreciation or amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income (loss) between periods. We believe that including EBITDA and Adjusted EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength and health in assessing whether to continue to hold our units.

•

Liquidity. EBITDA and Adjusted EBITDA allow us to assess the ability of assets to generate cash sufficient to service debt, make distributions and undertake capital expenditures. By eliminating the cash flow effect resulting from the existing capitalization of us and other items such as dry-docking expenditures, working capital changes and foreign currency exchange gains and losses (which may vary significantly from period to period), EBITDA and Adjusted EBITDA provide a consistent measure of our ability to generate cash over the long term. Management uses this information as a significant factor in determining (a) our proper capitalization (including assessing how much debt to incur and whether changes to the capitalization should be made) and (b) whether to undertake material capital expenditures and how to finance them, all in light of existing cash distribution commitments to unitholders. Use of EBITDA and Adjusted EBITDA as liquidity measures also permits investors to assess our fundamental ability to generate cash sufficient to meet cash needs, including distributions on our units.

Neither EBITDA nor Adjusted EBITDA, which are non-GAAP measures, should be considered as an alternative to net income (loss), operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA and Adjusted EBITDA exclude some, but not all, items that affect net income (loss) and operating income, and these measures may vary among other companies. Therefore, EBITDA and Adjusted EBITDA as presented in this Report may not be comparable to similarly titled measures of other companies.

The following table reconciles our historical consolidated EBITDA and Adjusted EBITDA to net income (loss), and our historical consolidated Adjusted EBITDA to net operating cash flow.

Reconciliation of “EBITDA” and “Adjusted EBITDA” to “Net income (loss)”:
	Year Ended December 31,
	2012	2011	2010
	(in thousands of U.S. dollars)
Net income (loss)	$123,015	$(96,871)	$78,863
Depreciation and amortization	193,383	176,483	174,861
Interest expense, net of interest income	46,772	35,557	35,734
Income tax (recovery) expense	(10,477)	6,679	(9,718)
Depreciation and amortization and interest expense, net of interest income related to discontinued operations	1,779	11,908	16,315

EBITDA	$354,472	$133,756	$296,055

Write down of vessels	23,430	36,868	9,441
Loss on sale of vessels	1,112	171	—
Restructuring charge	1,115	3,924	119
Unrealized (gain) loss on derivative instruments	(39,538)	107,860	5,618
Realized loss on interest rate swaps	58,596	58,475	49,224
Foreign exchange loss (gain) (i)	11,013	(3,081)	3,090
Amortization of in-process revenue contracts	(12,636)	(1,074)	(571)
Write down of vessels and loss on sale of vessels related to discontinued operations	7,675	54,069	—

Adjusted EBITDA	$405,239	$390,968	$362,976

Reconciliation of “Adjusted EBITDA” to “Net operating cash flow”:
Net operating cash flow	$267,494	$254,162	$286,585
Expenditures for dry docking	19,122	26,407	23,637
Interest expense, net of interest income	46,772	35,557	35,734
Current income tax (recovery) expense	(1,669)	7,293	6,038
Realized loss on interest rate swaps	58,596	58,475	49,224
Change in working capital	17,447	11,296	(34,464)
Restructuring charge	1,115	3,924	119
Other, net	(4,169)	(6,827)	(4,732)
Interest expense, net of interest income related to discontinued operations	531	681	835

Adjusted EBITDA	$405,239	$390,968	$362,976

(i)	Foreign exchange loss (gain) excludes the unrealized gain of $10.7 million (2011—loss of $1.6 million and 2010—gain of $4.0 million) on cross currency swaps, which is incorporated in unrealized (gain) loss on derivative instruments in the table.

(8)	Expenditures for dry docking is disclosed on a cash basis. Expenditures for vessels and equipment excludes non-cash investing activities. Please read Item 18—Financial Statements: Note 16—Supplemental Cash Flow Information in our 2012 Annual Report.

(9)	Average number of vessels consists of the average number of owned and chartered-in vessels that were in our possession during a period, including the Dropdown Predecessor and those in discontinued operations.

(10)	Vessel operating expenses and general and administrative expenses include unrealized gain (loss) on derivative instruments. Please read Item 18—Financial Statements: Note 13—Derivative Instruments in our 2012 Annual Report.

(11)	Non-controlling interests includes redeemable non-controlling interest. Please read Item 18—Financial Statements: Note 15 (b)—Commitments and Contingencies in our 2012 Annual Report.

Ratio of Earnings to Fixed Charges

The following table sets forth the historical ratio of our consolidated earnings to our consolidated fixed charges for the periods indicated.

	Year ended December 31,
	2012	2011		2010	2009	2008
Ratio of earnings to fixed charges (1)	3.0x	—	(2)	1.8x	3.0x	—	(3)

(1)	This data is unaudited for all periods presented. For purposes of computing our ratio of earnings to fixed charges on a consolidated basis, earnings is the result of adding (a) pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, (b) fixed charges, (c) amortization of capitalized interest and (d) distributed income of equity investees, and subtracting interest capitalized. Fixed charges represent (i) interest expensed and capitalized, (ii) amortized premiums, discounts and capitalized expenses related to indebtedness and (iii) interest within time-charter hire expense. Because no preferred units were outstanding for any of the periods presented, no ratios of earnings to fixed charges and preferred unit distributions are presented.

(2)	For the year ended December 31, 2011, the ratio of earnings to fixed charges was less than 1.0x. The amount of the deficiency was $71.2 million.

(3)	For the year ended December 31, 2008, the ratio of earnings to fixed charges was less than 1.0x. The amount of the deficiency was $260.0 million.

RISK FACTORS

Before investing in our Series A Preferred Units, you should carefully consider all of the information included or incorporated by reference into this prospectus. Although many of our business risks are comparable to those of a corporation engaged in a similar business, limited partner interests are inherently different from the capital stock of a corporation. When evaluating an investment in our Series A Preferred Units, you should carefully consider the following risk factors together with all other information included in this prospectus, including those risks discussed under the caption “Risk Factors” in our 2012 Annual Report filed with the SEC, which are incorporated by reference into this prospectus, and information included in any applicable free writing prospectus.

If any of these risks were to occur, our business, financial condition, operating results or cash flows could be materially adversely affected. In that case, we might be unable to pay distributions on our Series A Preferred Units, the trading price of our Series A Preferred Units could decline, and you could lose all or part of your investment.

Risks Related to the Series A Preferred Units

The Series A Preferred Units represent perpetual equity interests.

The Series A Preferred Units represent perpetual equity interests in us and, unlike our indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. As a result, holders of the Series A Preferred Units may be required to bear the financial risks of an investment in the Series A Preferred Units for an indefinite period of time. In addition, the Series A Preferred Units will rank junior to all our indebtedness and other liabilities, and any other senior securities we may issue in the future with respect to assets available to satisfy claims against us.

The Series A Preferred Units have not been rated.

We have not sought to obtain a rating for the Series A Preferred Units, and the units may never be rated. It is possible, however, that one or more rating agencies might independently determine to assign a rating to the Series A Preferred Units or that we may elect to obtain a rating of our Series A Preferred Units in the future. In addition, we may elect to issue other securities for which we may seek to obtain a rating. If any ratings are assigned to the Series A Preferred Units in the future or if we issue other securities with a rating, such ratings, if they are lower than market expectations or are subsequently lowered or withdrawn, could adversely affect the market for or the market value of the Series A Preferred Units. Ratings only reflect the views of the issuing rating agency or agencies and such ratings could at any time be revised downward or withdrawn entirely at the discretion of the issuing rating agency. A rating is not a recommendation to purchase, sell or hold any particular security, including the Series A Preferred Units. Ratings do not reflect market prices or suitability of a security for a particular investor and any future rating of the Series A Preferred Units may not reflect all risks related to us and our business, or the structure or market value of the Series A Preferred Units.

We distribute all of our available cash to our limited partners and are not required to accumulate cash for the purpose of meeting our future obligations to holders of the Series A Preferred Units, which may limit the cash available to make distributions on the Series A Preferred Units.

Subject to the limitations in our partnership agreement, we distribute all of our available cash each quarter to our limited partners. “Available cash” is defined in our partnership agreement, and it generally means, for each fiscal quarter, all cash on hand at the end of the quarter (including our proportionate share of cash on hand of certain subsidiaries we do not wholly own):

•	less the amount of cash reserves (including our proportionate share of cash reserves of certain subsidiaries we do not wholly own) established by our general partner to:

•	provide for the proper conduct of our business (including reserves for future capital expenditures and for our anticipated credit needs);

•	comply with applicable law, any debt instruments, or other agreements; or

•	provide funds for distributions to our limited partners and to our general partner for any one or more of the next four quarters;

•

plus all cash on hand (including our proportionate share of cash on hand of certain subsidiaries we do not wholly own) on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under our credit agreements and in all cases are used solely for working capital purposes or to pay distributions to partners.

As a result, we do not expect to accumulate significant amounts of cash. Depending on the timing and amount of our cash distributions, these distributions could significantly reduce the cash available to us in subsequent periods to make payments on the Series A Preferred Units.

Our Series A Preferred Units are subordinated to our debt obligations, and your interests could be diluted by the issuance of additional limited partner interests, including additional Series A Preferred Units, and by other transactions.

Our Series A Preferred Units are subordinated to all of our existing and future indebtedness. As of December 31, 2012, our total debt was $1.8 billion and we had the ability to borrow an additional $213.5 million under our revolving credit facilities, subject to limitations in the credit facilities. We may incur additional debt under these or future credit facilities. The payment of principal and interest on our debt reduces cash available for distribution to us and on our limited partner interests, including the Series A Preferred Units.

The issuance of additional limited partner interests on a parity with or senior to our Series A Preferred Units would dilute the interests of the holders of our Series A Preferred Units, and any issuance of Senior Securities or Parity Securities or additional indebtedness could affect our ability to pay distributions on, redeem or pay the liquidation preference on our Series A Preferred Units. No provisions relating to our Series A Preferred Units protect the holders of our Series A Preferred Units in the event of a highly leveraged or other transaction, including a merger or the sale, lease or conveyance of all or substantially all our assets or business, which might adversely affect the holders of our Series A Preferred Units.

As a holder of Series A Preferred Units you have extremely limited voting rights.

Your voting rights as a holder of Series A Preferred Units will be extremely limited. Our common units are the only class of limited partner interests carrying full voting rights. Holders of the Series A Preferred Units generally have no voting rights. However, in the event that six quarterly dividends, whether consecutive or not, payable on Series A Preferred Units or any other parity securities are in arrears, the holders of Series A Preferred Units will have the right, voting together as a class with all other classes or series of parity securities upon which like voting rights have been conferred and are exercisable, to elect one additional director to serve on the board of directors of our general partner, and the size of our general partner’s board of directors will be increased as needed to accommodate such change. The right of such holders of Series A Preferred Units to elect a member of our general partner’s board of directors will continue until such time as all accumulated and unpaid dividends on the Series A Preferred Units have been paid in full. Certain other limited protective voting rights are described in this prospectus under “Description of Series A Preferred Units—Voting Rights.”

The Series A Preferred Units are a new issuance and do not have an established trading market, which may negatively affect their market value and your ability to transfer or sell your units. In addition, the lack of a fixed redemption date for the Series A Preferred Units will increase your reliance on the secondary market for liquidity purposes.

The Series A Preferred Units are a new issue of securities with no established trading market. In addition, since the securities have no stated maturity date, investors seeking liquidity will be limited to selling their units in the secondary market absent redemption by us. We intend to apply to list the Series A Preferred Units on the NYSE, but there can be no assurance that the NYSE will accept the Series A Preferred Units for listing. Even if the Series A Preferred Units are approved for listing by the NYSE, an active trading market on the NYSE for the units may not develop or, even if it develops, may not last, in which case the trading price of the units of Series A Preferred Units could be adversely affected and your ability to transfer your units will be limited. If an active trading market does develop on the NYSE, our Series A Preferred Units may trade at prices lower than the offering price. The trading price of our Series A Preferred Units would depend on many factors, including:

•	prevailing interest rates;

•	the market for similar securities;

•	general economic and financial market conditions;

•	our issuance of debt or preferred equity securities; and

•	our financial condition, results of operations and prospects.

We have been advised by the underwriters that they intend to make a market in the Series A Preferred Units pending any listing of the Series A Preferred Units on the NYSE, but they are not obligated to do so and may discontinue market-making at any time without notice.

Market interest rates may adversely affect the value of our Series A Preferred Units.

One of the factors that will influence the price of our Series A Preferred Units will be the distribution yield on the Series A Preferred Units (as a percentage of the price of our Series A Preferred Units) relative to market interest rates. An increase in market interest rates, which are currently at low levels relative to historical rates, may lead prospective purchasers of our Series A Preferred Units to expect a higher distribution yield, and higher interest rates would likely increase our borrowing costs and potentially decrease funds available for distribution. Accordingly, higher market interest rates could cause the market price of our Series A Preferred Units to decrease.

Risks Inherent in our Business

Our cash flow depends substantially on the ability of our subsidiaries to make distributions to us.

The source of our cash flow includes cash distributions from our subsidiaries. The amount of cash our subsidiaries can distribute to us principally depends upon the amount of cash they generate from their operations, which may fluctuate from quarter to quarter based on, among other things:

•

the rates they obtain from their charters and contracts of affreightment (whereby our subsidiaries carry an agreed quantity of cargo for a customer over a specified trade route within a given period of time);

•	the price and level of production of, and demand for, crude oil, particularly the level of production at the offshore oil fields our subsidiaries service under contracts of affreightment;

•	the operating performance of our FPSO units, whereby receipt of incentive-based revenue from our FPSO units is dependent upon the fulfillment of the applicable performance criteria;

•	the level of their operating costs, such as the cost of crews and repairs and maintenance;

•	the number of off-hire days for their vessels and the timing of, and number of days required for, dry docking of vessels;

•

the rates, if any, at which our subsidiaries may be able to redeploy shuttle tankers in the spot market as conventional oil tankers during any periods of reduced or terminated oil production at fields serviced by contracts of affreightment;

•	delays in the delivery of any newbuildings or vessels undergoing conversion and the beginning of payments under charters relating to those vessels;

•	prevailing global and regional economic and political conditions;

•	currency exchange rate fluctuations; and

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of business.

The actual amount of cash our subsidiaries have available for distribution also depends on other factors such as:

•	the level of their capital expenditures, including for maintaining vessels or converting existing vessels for other uses and complying with regulations;

•	their debt service requirements and restrictions on distributions contained in their debt instruments;

•	fluctuations in their working capital needs;

•	their ability to make working capital borrowings; and

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the amount of any cash reserves, including reserves for future maintenance capital expenditures, working capital and other matters, established by the Board of Directors of our General Partner at their discretion.

The amount of cash our subsidiaries generate from operations may differ materially from their profit or loss for the period, which will be affected by non-cash items. As a result of this and the other factors mentioned above, our subsidiaries may make cash distributions during periods when they record losses and may not make cash distributions during periods when they record net income.

We may not have sufficient cash from operations to enable us to pay the current level of distribution on our units or to maintain or increase distributions.

The source of our earnings and cash flow includes cash distributions from our subsidiaries. Therefore, the amount of distributions we are able to make to our unitholders will fluctuate based on the level of distributions made to us by our subsidiaries. Our subsidiaries may not make quarterly distributions at a level that will permit us to maintain or increase our quarterly distributions in the future. In addition, while we would expect to increase or decrease distributions to our unitholders if our subsidiaries increase or decrease distributions to us, the timing and amount of any such increased or decreased distributions will not necessarily be comparable to the timing and amount of the increase or decrease in distributions made by our subsidiaries to us.

Our ability to distribute to our unitholders any cash we may receive from our subsidiaries is or may be limited by a number of factors, including, among others:

•	interest expense and principal payments on any indebtedness we incur;

•	distributions on any preferred units we may issue;

•	restrictions on distributions contained in any of our current or future debt agreements;

•	fees and expenses of us, our general partner, its affiliates or third parties we are required to reimburse or pay, including expenses we incur as a result of being a public company; and

•	reserves our general partner believes are prudent for us to maintain for the proper conduct of our business or to provide for future distributions.

Many of these factors reduce the amount of cash we may otherwise have available for distribution. We may not be able to pay distributions, and any distributions we do make may not be at or above our current level of quarterly distribution. The actual amount of cash that is available for distribution to our unitholders depends on several factors, many of which are beyond the control of us or our general partner.

Our ability to grow and to meet our financial needs may be adversely affected by our cash distribution policy.

Our cash distribution policy, which is consistent with our partnership agreement, requires us to distribute all of our available cash (as defined in our partnership agreement) each quarter. Accordingly, our growth may not be as fast as businesses that reinvest their available cash to expand ongoing operations.

In determining the amount of cash available for distribution, the Board of Directors of our General Partner, in making the determination on our behalf, approves the amount of cash reserves to set aside, including reserves for future maintenance capital expenditures, working capital and other matters. We also rely upon external financing sources, including commercial borrowings, to fund our capital expenditures. Accordingly, to the extent we do not have sufficient cash reserves or are unable to obtain financing, our cash distribution policy may significantly impair our ability to meet our financial needs or to grow.

We must make substantial capital expenditures to maintain the operating capacity of our fleet, which reduces cash available for distribution. In addition, each quarter our general partner is required to deduct estimated maintenance capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance capital expenditures were deducted.

We must make substantial capital expenditures to maintain, over the long term, the operating capacity of our fleet. We intend to continue to expand our fleet, which would increase the level of our maintenance capital expenditures. Maintenance capital expenditures include capital expenditures associated with dry docking a vessel, modifying an existing vessel or acquiring a new vessel to the extent these expenditures are incurred to maintain the operating capacity of our fleet. These expenditures could increase as a result of changes in:

•	the cost of labor and materials;

•	customer requirements;

•	increases in fleet size or the cost of replacement vessels;

•	governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment; and

•	competitive standards.

In addition, actual maintenance capital expenditures vary significantly from quarter to quarter based on the number of vessels dry docked during that quarter. Certain repair and maintenance items are more efficient to complete while a vessel is in dry dock. Consequently, maintenance capital expenditures will typically increase in periods when there is an increase in the number of vessels dry docked. Significant maintenance capital expenditures reduce the amount of cash that we have available for distribution to our unitholders.

Our partnership agreement requires our general partner to deduct our estimated, rather than actual, maintenance capital expenditures from operating surplus each quarter in an effort to reduce fluctuations in operating surplus (as defined in our partnership agreement). The amount of estimated maintenance capital expenditures deducted from operating surplus is subject to review and change by the Conflicts Committee of our general partner at least once a year. In years when estimated maintenance capital expenditures are higher than actual maintenance capital expenditures, the amount of cash available for distribution to unitholders is lower than if actual maintenance capital expenditures were deducted from operating surplus. If our general partner underestimates the appropriate level of estimated maintenance capital expenditures, we may have less cash available for distribution in future periods when actual capital expenditures begin to exceed our previous estimates.

We require substantial capital expenditures to expand the size of our fleet. We generally are required to make significant installment payments for acquisitions of newbuilding vessels or for the conversion of existing vessels prior to their delivery and generation of revenue. Depending on whether we finance our expenditures through cash from operations or by issuing debt or equity securities, our ability to make cash distributions may be diminished or our financial leverage may increase or our unitholders may be diluted.

Currently, the total delivered cost for a shuttle tanker is approximately $65 to $150 million, the cost of converting an existing tanker to an FSO unit is approximately $50 to $200 million and the cost of an FPSO unit is approximately $100 million to $2 billion, although actual costs vary significantly depending on the market price charged by shipyards, the size and specifications of the vessel, governmental regulations and maritime self-regulatory organization standards.

We and Teekay Corporation regularly evaluate and pursue opportunities to provide marine transportation services and offshore oil production and storage services for new or expanding offshore projects. Under an omnibus agreement that we have entered into in connection with our initial public offering, Teekay Corporation is required to offer to us, within 365 days of their deliveries, certain shuttle tankers, FSO units and FPSO units Teekay Corporation owns or may acquire in the future, including certain vessels of Teekay Corporation’s subsidiary Teekay Petrojarl, provided the vessels are servicing contracts with remaining durations of greater than three years. We may also acquire other vessels that Teekay Corporation may offer us from time to time and we intend to pursue direct acquisitions from third parties and new offshore projects. Neither we nor Teekay Corporation may be awarded charters or contracts of affreightment relating to any of the projects we pursue or it pursues, and we may choose not to purchase the vessels Teekay Corporation is required to offer to us under the omnibus agreement. If we elect pursuant to the omnibus agreement to obtain Teekay Corporation’s interests in any projects Teekay Corporation may be awarded, or if we bid on and are awarded contracts relating to any offshore project, we will need to incur significant capital expenditures to buy Teekay Corporation’s interest in these offshore projects or to build the offshore units.

We typically must pay between 10% to 20% of the purchase price of a shuttle tanker upon signing the purchase contract, even though delivery of the completed vessel will not occur until much later (approximately three to four years from the time the order is placed). During the construction period, we generally are required to make installment payments on newbuildings prior to their delivery, in addition to incurring financing, miscellaneous construction and project management costs. If we finance these acquisition costs by issuing debt or equity securities, we will increase the aggregate amount of interest or cash required to maintain our current level of quarterly distributions to unitholders prior to generating cash from the operation of the newbuilding.

To fund the remaining portion of existing or future capital expenditures, we will be required to use cash from operations or incur borrowings or raise capital through the sale of debt or additional equity securities. Use of cash from operations will reduce cash available for distribution to unitholders. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for future capital expenditures could have a material adverse effect on our business, results of operations and financial condition and on our ability to make cash distributions. Even if we are successful in obtaining necessary funds, the terms of such financings could limit our ability to pay cash distributions to unitholders. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant unitholder dilution and would increase the aggregate amount of cash required to maintain our current level of quarterly distributions to unitholders, which could have a material adverse effect on our ability to make cash distributions.

Our substantial debt levels may limit our flexibility in obtaining additional financing, refinancing credit facilities upon maturity, pursuing other business opportunities and paying distributions to you.

If we are awarded contracts for additional offshore projects or otherwise acquire additional vessels or businesses, our consolidated debt may significantly increase. As at December 31, 2012, our total debt was approximately $1.8 billion and we had the ability to borrow an additional $213.5 million under our revolving credit facilities, subject to limitations in the credit facilities. We may incur additional debt under these or future credit facilities. Two of our revolving credit facilities will mature in late 2014 and require aggregate principal repayments of $570.4 million. Our level of debt could have important consequences to us, including:

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our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes, and our ability to refinance our credit facilities may be impaired or such financing may not be available on favorable terms;

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we will need a substantial portion of our cash flow to make principal and interest payments on our debt, reducing the funds that would otherwise be available for operations, future business opportunities and distributions to unitholders;

•	our debt level may make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our industry or the economy generally; and

•	our debt level may limit our flexibility in responding to changing business and economic conditions.

Our ability to service our debt depends upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

Financing agreements containing operating and financial restrictions may restrict our business and financing activities.

The operating and financial restrictions and covenants in our financing arrangements and any future financing agreements for us could adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities. For example, the arrangements may restrict the ability of us and our subsidiaries to:

•	incur or guarantee indebtedness;

•	change ownership or structure, including mergers, consolidations, liquidations and dissolutions;

•	make dividends or distributions;

•	make certain negative pledges and grant certain liens;

•	sell, transfer, assign or convey assets;

•	make certain investments; and

•	enter into a new line of business.

Six revolving credit facilities are guaranteed by us and certain of our subsidiaries for all outstanding amounts and contain covenants that require us to maintain the greater of a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months of maturity) of $75.0 million and 5.0% of the our total consolidated debt. Our remaining two revolving credit facilities are guaranteed by Teekay Corporation and contain covenants that require Teekay Corporation to maintain the greater of a minimum liquidity (cash and cash equivalents) of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay Corporation. The revolving credit facilities are collateralized by first-priority mortgages granted on 29 of our vessels, together with other related security. The ability of Teekay Corporation or us to comply with covenants and restrictions contained in debt instruments may be affected by events beyond their or our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, compliance with these covenants may be impaired. If restrictions, covenants, ratios or tests in the financing agreements are breached, a significant portion of the obligations may become immediately due and payable, and the lenders’ commitment to make further loans may terminate. Neither Teekay Corporation nor we might have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, obligations under our credit facilities are secured by certain vessels, and if we are unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets.

We have one revolving credit facility that requires us to maintain a vessel value to outstanding loan principal balance ratio of a minimum of 105%. As at December 31, 2012 and March 31, 2013, this ratio was 113% and 112%, respectively. The vessel value used in this ratio is the appraised value prepared by us based on second-hand sale and purchase market data. A further delay in the recovery of the conventional tanker market could negatively affect this ratio.

At March 31, 2013, we and Teekay Corporation were in compliance with all covenants in the credit facilities and long-term debt.

Restrictions in our debt agreements may prevent us or our subsidiaries from paying distributions.

The payment of principal and interest on our debt reduces cash available for distribution to us and on our units. In addition, our and our subsidiaries’ financing agreements prohibit the payment of distributions upon the occurrence of the following events, among others:

•	failure to pay any principal, interest, fees, expenses or other amounts when due;

•	failure to notify the lenders of any material oil spill or discharge of hazardous material, or of any action or claim related thereto;

•	breach or lapse of any insurance with respect to vessels securing the facilities;

•	breach of certain financial covenants;

•	failure to observe any other agreement, security instrument, obligation or covenant beyond specified cure periods in certain cases;

•	default under other indebtedness;

•	bankruptcy or insolvency events;

•	failure of any representation or warranty to be materially correct;

•	a change of control, as defined in the applicable agreement; and

•	a material adverse effect, as defined in the applicable agreement.

We derive a substantial majority of our revenues from a limited number of customers, and the loss of any such customers could result in a significant loss of revenues and cash flow.

We have derived, and we believe we will continue to derive, a substantial majority of revenues and cash flow from a limited number of customers. Petrobras Transporte S.A., Statoil ASA, Talisman Energy Inc and Teekay Corporation accounted for approximately 28%, 21%, 13%, and 10%, and 24%, 24%, 13%, and 11%, respectively, of consolidated revenues from continuing operations during 2012 and 2011, respectively. Statoil ASA, Petrobras Transporte S.A., Talisman Energy Inc, and Teekay Corporation accounted for approximately 28%, 21%, 13%, and 10%, respectively, of consolidated revenues from continuing operations during 2010. No other customer accounted for 10% or more of revenues from continuing operations during any of these periods.

If we lose a key customer, we may be unable to obtain replacement long-term charters or contracts of affreightment and may become subject, with respect to any shuttle tankers redeployed on conventional oil tanker trades, to the volatile spot market, which is highly competitive and subject to significant price fluctuations. If a customer exercises its right under some charters to purchase the vessel, we may be unable to acquire an adequate replacement vessel. Any replacement newbuilding would not generate revenues during its construction and we may be unable to charter any replacement vessel on terms as favorable to us as those of the terminated charter.

The loss of any of our significant customers could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

We depend on Teekay Corporation to assist us in operating our businesses and competing in our markets.

We and our operating subsidiaries have entered into various services agreements with certain subsidiaries of Teekay Corporation pursuant to which those subsidiaries will provide to us all of our administrative services and to the operating subsidiaries substantially all of their managerial, operational and administrative services (including vessel maintenance, crewing, crew training, purchasing, shipyard supervision, insurance and financial services) and other technical and advisory services. Our operational success and ability to execute our growth strategy depends significantly upon the satisfactory performance of these services by the Teekay Corporation subsidiaries. Our business will be harmed if such subsidiaries fail to perform these services satisfactorily or if they stop providing these services to us or our operating subsidiaries.

Our ability to compete for offshore oil marine transportation, processing and storage projects and to enter into new charters or contracts of affreightment and expand our customer relationships depends largely on our ability to leverage our relationship with Teekay Corporation and its reputation and relationships in the shipping industry. If Teekay Corporation suffers material damage to its reputation or relationships, it may harm the ability of us or other subsidiaries to:

•	renew existing charters and contracts of affreightment upon their expiration;

•	obtain new charters and contracts of affreightment;

•	successfully interact with shipyards during periods of shipyard construction constraints;

•	obtain financing on commercially acceptable terms; or

•	maintain satisfactory relationships with suppliers and other third parties.

If our ability to do any of the things described above is impaired, it could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

Our operating subsidiaries may also contract with certain subsidiaries of Teekay Corporation for the Teekay Corporation subsidiaries to have newbuildings constructed or existing vessels converted on behalf of the operating subsidiaries and to incur the construction-related financing. The operating subsidiaries would purchase the vessels on or after delivery based on an agreed-upon price. None of our operating subsidiaries currently has this type of arrangement with Teekay Corporation or any of its affiliates.

Our growth depends on continued growth in demand for offshore oil transportation, processing and storage services.

Our growth strategy focuses on expansion in the shuttle tanker, FSO and FPSO sectors. Accordingly, our growth depends on continued growth in world and regional demand for these offshore services, which could be negatively affected by a number of factors, such as:

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decreases in the actual or projected price of oil, which could lead to a reduction in or termination of production of oil at certain fields we service or a reduction in exploration for or development of new offshore oil fields;

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increases in the production of oil in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to oil pipelines in those markets;

•	decreases in the consumption of oil due to increases in its price relative to other energy sources, other factors making consumption of oil less attractive or energy conservation measures;

•	availability of new, alternative energy sources; and

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negative global or regional economic or political conditions, particularly in oil consuming regions, which could reduce energy consumption or its growth. Reduced demand for offshore marine transportation, processing or storage services would have a material adverse effect on our future growth and could harm our business, results of operations and financial condition.

Because payments under our contracts of affreightment are based on the volume of oil transported and a portion of the payments under our FPSO units operations contracts are based on the volume of oil produced, utilization of our shuttle tanker fleet, the success of our shuttle tanker business and the revenue from our FPSO units depends upon continued production from existing or new oil fields, which is beyond our control and generally declines naturally over time.

A portion of our shuttle tankers operate under contracts of affreightment. Payments under these contracts of affreightment are based upon the volume of oil transported, which depends upon the level of oil production at the fields we service under the contracts. Payments made to us under FPSO operations contracts are partially based on an incentive component, which is determined by the volume of oil produced. Oil production levels are affected by several factors, all of which are beyond our control, including: geologic factors, including general declines in production that occur naturally over time; mechanical failure or operator error; the rate of technical developments in extracting oil and related infrastructure and implementation costs; the availability of necessary drilling and other governmental permits; the availability of qualified personnel and equipment; strikes, employee lockouts or other labor unrest; and regulatory changes. In addition, the volume of oil produced may be adversely affected by extended repairs to oil field installations or suspensions of field operations as a result of oil spills or otherwise.

The rate of oil production at fields we service may decline from existing or future levels. If such a reduction occurs, the spot market rates in the conventional oil tanker trades at which we may be able to redeploy the affected shuttle tankers may be lower than the rates previously earned by the vessels under the contracts of affreightment. We may receive a reduced production incentive payment or no production incentive payment under the Petrojarl Varg operations contract depending on production levels. Talisman Energy Norge AS (or Talisman Energy) may terminate the Petrojarl Varg operations contract if the Varg field does not yield sufficient revenues. Low spot market rates for the shuttle tankers or any idle time prior to the commencement of a new contract or our inability to redeploy any of our FPSO units at an acceptable rate may have an adverse effect on our business and operating results.

The duration of many of our shuttle tanker, FSO and FPSO contracts is the life of the relevant oil field or is subject to extension by the field operator or vessel charterer. If the oil field no longer produces oil or is abandoned or the contract term is not extended, we will no longer generate revenue under the related contract and will need to seek to redeploy affected vessels.

Many of our shuttle tanker contracts have a “life-of-field” duration, which means that the contract continues until oil production at the field ceases. If production terminates for any reason, we no longer will generate revenue under the related contract. Other shuttle tanker, FSO and FPSO contracts under which our vessels operate are subject to extensions beyond their initial term. The likelihood of these contracts being extended may be negatively affected by reductions in oil field reserves, low oil prices generally or other factors. If we are unable to promptly redeploy any affected vessels at rates at least equal to those under the contracts, if at all, our operating results will be harmed. Any potential redeployment may not be under long-term contracts, which may affect the stability of our cash flow and our ability to make cash distributions. FPSO units, in particular, are specialized vessels that have very limited alternative uses and high fixed costs. In addition, FPSO units typically require substantial capital investments prior to being redeployed to a new field and production service agreement. Any idle time prior to the commencement of a new contract or our inability to redeploy the vessels at acceptable rates may have an adverse effect on our business and operating results.

Future adverse economic conditions, including disruptions in the global credit markets, could adversely affect our results of operations.

In recent years, the global economy experienced an economic downturn and crisis in the global financial markets that produced illiquidity in the capital markets, market volatility, heightened exposure to interest rate and credit risks and reduced access to capital markets. If there is economic instability in the future, we may face restricted access to the capital markets or secured debt lenders, such as our revolving credit facilities. The decreased access to such resources could have a material adverse effect on our business, financial condition and results of operations.

Future adverse economic conditions may affect our customers’ ability to charter our vessels and pay for our services and may adversely affect our business and results of operations.

Future adverse economic conditions may lead to a decline in our customers’ operations or ability to pay for our services, which could result in decreased demand for our vessels and services. Our customer’s inability to pay could also result in their default on our current contracts and charters. The decline in the amount of services requested by our customers or their default on our contracts with them could have a material adverse effect on our business, financial condition and results of operations.

The results of our shuttle tanker operations in the North Sea are subject to seasonal fluctuations.

Due to harsh winter weather conditions, oil field operators in the North Sea typically schedule oil platform and other infrastructure repairs and maintenance during the summer months. Because the North Sea is one of our primary existing offshore oil markets, this seasonal repair and maintenance activity contributes to quarter-to-quarter volatility in our results of operations, as oil production typically is lower in the second and third quarters in this region compared with production in the first and fourth quarters. Because a portion of our North Sea shuttle tankers operate under contracts of affreightment, under which revenue is based on the volume of oil transported, the results of these shuttle tanker operations in the North Sea under these contracts generally reflect this seasonal production pattern. When we redeploy affected shuttle tankers as conventional oil tankers while platform maintenance and repairs are conducted, the overall financial results for the North Sea shuttle tanker operations may be negatively affected as the rates in the conventional oil tanker markets at times may be lower than contract of affreightment rates. In addition, we seek to coordinate some of the general dry-docking schedule of our fleet with this seasonality, which may result in lower revenues and increased dry-docking expenses during the summer months.

Our growth depends on our ability to expand relationships with existing customers and obtain new customers, for which we will face substantial competition.

One of our principal objectives is to enter into additional long-term, fixed-rate time charters and contracts of affreightment. The process of obtaining new long-term time charters and contracts of affreightment is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. Shuttle tanker, FSO and FPSO contracts are awarded based upon a variety of factors relating to the vessel operator, including:

•	industry relationships and reputation for customer service and safety;

•	experience and quality of ship operations;

•	quality, experience and technical capability of the crew;

•	relationships with shipyards and the ability to get suitable berths;

•	construction management experience, including the ability to obtain on-time delivery of new vessels according to customer specifications;

•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

•	competitiveness of the bid in terms of overall price.

We expect substantial competition for providing services for potential shuttle tanker, FSO and FPSO projects from a number of experienced companies, including state-sponsored entities. Our Aframax conventional tanker business also faces substantial competition from major oil companies, independent owners and operators and other sized tankers. Many of our competitors have significantly greater financial resources than do we, or Teekay Corporation, which also may compete with us. We anticipate that an increasing number of marine transportation companies—including many with strong reputations and extensive resources and experience—will enter the FSO and FPSO sectors. This increased competition may cause greater price competition for charters. As a result of these factors, we may be unable to expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which would have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

Delays in deliveries of newbuilding vessels or of conversions of existing vessels could harm our operating results.

The delivery of any newbuildings or vessel conversions we may order could be delayed, which would delay our receipt of revenues under the charters or other contracts related to the vessels. In addition, under some charters we may enter into that are related to a newbuilding or conversion, if our delivery of the newbuilding or converted vessel to our customer is delayed, we may be required to pay liquidated damages during the delay. For prolonged delays, the customer may terminate the charter and, in addition to the resulting loss of revenues, we may be responsible for substantial liquidated damages.

The completion and delivery of newbuildings or vessel conversions could be delayed because of:

•	quality or engineering problems, the risk of which may be increased with FPSO units due to their technical complexity;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	work stoppages or other labor disturbances at the shipyard;

•	bankruptcy or other financial crisis of the shipbuilder;

•	a backlog of orders at the shipyard;

•	political or economic disturbances;

•	weather interference or catastrophic event, such as a major earthquake or fire;

•	requests for changes to the original vessel specifications;

•	shortages of or delays in the receipt of necessary construction materials, such as steel;

•	inability to finance the construction or conversion of the vessels; or

•	inability to obtain requisite permits or approvals.

If delivery of a vessel is materially delayed, it could adversely affect our results of operations and financial condition and our ability to make cash distributions.

Charter rates for conventional oil tankers may fluctuate substantially over time and may be lower when we are attempting to recharter conventional oil tankers, which could adversely affect operating results. Any changes in charter rates for shuttle tankers or FSO or FPSO units could also adversely affect redeployment opportunities for those vessels.

Our ability to recharter our conventional oil tankers following expiration of existing time-charter contracts and the rates payable upon any renewal or replacement charters will depend upon, among other things, the state of the conventional tanker market. Conventional oil tanker trades are highly competitive and have experienced significant fluctuations in charter rates based on, among other things, oil and vessel demand. For example, an oversupply of conventional oil tankers can significantly reduce their charter rates. There also exists some volatility in charter rates for shuttle tankers and FSO and FPSO units.

Over time, the value of our vessels may decline, which could adversely affect our operating results.

Vessel values for shuttle tankers, conventional oil tankers, FSO and FPSO units can fluctuate substantially over time due to a number of different factors, including:

•	prevailing economic conditions in oil and energy markets;

•	a substantial or extended decline in demand for oil;

•	increases in the supply of vessel capacity;

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the cost of retrofitting or modifying existing vessels, as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise; and

•	a decrease in oil reserves in the fields and other fields in which our FPSO units might otherwise be deployed.

Vessel values may decline from existing levels, and vessel values in particular have declined over the past few years. If operation of a vessel is not profitable, or if we cannot re-deploy a vessel at attractive rates upon termination of its contract, rather than continue to incur costs to maintain and finance the vessel, we may seek to dispose of it. Our inability to dispose of the vessel at a reasonable value could result in a loss on its sale and adversely affect our results of operations and financial condition. Further, if we determine at any time that a vessel’s future useful life and earnings require us to impair its value on our financial statements, we may need to recognize a significant charge against our earnings.

Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

Due to concern over the risk of climate change, a number of countries have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. Compliance with changes in laws, regulations and obligations relating to climate change could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

Adverse effects upon the oil industry relating to climate change may also adversely affect demand for our services. Although we do not expect that demand for oil will lessen dramatically over the short term, in the long term climate change may reduce the demand for oil or increased regulation of greenhouse gases may create greater incentives for use of alternative energy sources. Any long-term material adverse effect on the oil industry could have a significant financial and operational adverse impact on our business that we cannot predict with certainty at this time.

We may be unable to make or realize expected benefits from acquisitions, and implementing our growth strategy through acquisitions may harm our business, financial condition and operating results.

Our growth strategy includes selectively acquiring existing shuttle tankers and FSO and FPSO units or businesses that own or operate these types of vessels. Historically, there have been very few purchases of existing vessels and businesses in the FSO and FPSO segments. Factors that may contribute to a limited number of acquisition opportunities for FSO units and FPSO units in the near term include the relatively small number of independent FSO and FPSO fleet owners. In addition, competition from other companies, many of which have significantly greater financial resources than do we or Teekay Corporation, could reduce our acquisition opportunities or cause us to pay higher prices.

Any acquisition of a vessel or business may not be profitable at or after the time of acquisition and may not generate cash flow sufficient to justify the investment. In addition, our acquisition growth strategy exposes us to risks that may harm our business, financial condition and operating results, including risks that we may:

•	fail to realize anticipated benefits, such as new customer relationships, cost-savings or cash flow enhancements;

•	be unable to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet;

•	decrease our liquidity by using a significant portion of available cash or borrowing capacity to finance acquisitions;

•	significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions;

•	incur or assume unanticipated liabilities, losses or costs associated with the business or vessels acquired; or

•	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

Unlike newbuildings, existing vessels typically do not carry warranties as to their condition. While we generally inspect existing vessels prior to purchase, such an inspection would normally not provide us with as much knowledge of a vessel’s condition as we would possess if it had been built for us and operated by us during its life. Repairs and maintenance costs for existing vessels are difficult to predict and may be substantially higher than for vessels we have operated since they were built. These costs could decrease our cash flow and reduce our liquidity.

Our substantial operations outside the United States expose us to political, governmental and economic instability, which could harm our operations.

Because our operations are primarily conducted outside of the United States, they may be affected by economic, political and governmental conditions in the countries where we engage in business or where our vessels are registered. Any disruption caused by these factors could harm our business, including by reducing the levels of oil exploration, development and production activities in these areas. We derive some of our revenues from shipping oil from politically unstable regions. Conflicts in these regions have included attacks on ships and other efforts to disrupt shipping. Hostilities or other political instability in regions where we operate or where we may operate could have a material adverse effect on the growth of our business, results of operations and financial condition and ability to make cash distributions. In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries in various regions as a result of terrorist attacks, hostilities or otherwise may limit trading activities with those countries, which could also harm our business and ability to make cash distributions. Finally, a government could requisition one or more of our vessels, which is most likely during war or national emergency. Any such requisition would cause a loss of the vessel and could harm our cash flow and financial results.

Marine transportation is inherently risky, particularly in the extreme conditions in which many of our vessels operate. An incident involving significant loss of product or environmental contamination by any of our vessels could harm our reputation and business.

Vessels and their cargoes and oil production facilities we service are at risk of being damaged or lost because of events such as:

•	marine disasters;

•	bad weather;

•	mechanical failures;

•	grounding, capsizing, fire, explosions and collisions;

•	piracy;

•	human error; and

•	war and terrorism.

Our shuttle tanker fleet and the Petrojarl Varg FPSO unit operate in the North Sea. Harsh weather conditions in this region and other regions in which our vessels operate may increase the risk of collisions, oil spills, or mechanical failures.

An accident involving any of our vessels could result in any of the following:

•	death or injury to persons, loss of property or damage to the environment and natural resources;

•	delays in the delivery of cargo;

•	loss of revenues from charters or contracts of affreightment;

•	liabilities or costs to recover any spilled oil or other petroleum products and to restore the eco-system affected by the spill;

•	governmental fines, penalties or restrictions on conducting business;

•	higher insurance rates; and

•	damage to our reputation and customer relationships generally.

Any of these results could have a material adverse effect on our business, financial condition and operating results. In addition, any damage to, or environmental contamination involving, oil production facilities serviced could suspend that service and result in loss of revenues.

Our insurance may not be sufficient to cover losses that may occur to our property or as a result of our operations.

The operation of shuttle tankers, conventional oil tankers and FSO and FPSO units is inherently risky. All risks may not be adequately insured against, and any particular claim may not be paid by insurance. In addition, substantially all of our vessels are not insured against loss of revenues resulting from vessel off-hire time, based on the cost of this insurance compared to our off-hire experience. Any significant off-hire time of our vessels could harm our business, operating results and financial condition. Any claims relating to our operations covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Certain insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves.

We may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. A catastrophic oil spill or marine disaster could exceed the insurance coverage, which could harm our business, financial condition and operating results. Any uninsured or underinsured loss could harm our business and financial condition. In addition, the insurance may be voidable by the insurers as a result of certain actions, such as vessels failing to maintain certification with applicable maritime self-regulatory organizations.

Changes in the insurance markets attributable to terrorist attacks may also make certain types of insurance more difficult to obtain. In addition, the insurance that may be available may be significantly more expensive than existing coverage.

We may experience operational problems with vessels that reduce revenue and increase costs.

Shuttle tankers, FSO units and FPSO units are complex and their operations are technically challenging. Marine transportation operations are subject to mechanical risks and problems. Operational problems may lead to loss of revenue or higher than anticipated operating expenses or require additional capital expenditures. Any of these results could harm our business, financial condition and operating results.

Terrorist attacks, piracy, increased hostilities or war could lead to further economic instability, increased costs and disruption of business.

Terrorist attacks, piracy and the current conflicts in the Middle East, and other current and future conflicts, may adversely affect our business, operating results, financial condition, and ability to raise capital and future growth. Continuing hostilities in the Middle East may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States or elsewhere, which may contribute further to economic instability and disruption of oil production and distribution, which could result in reduced demand for our services.

In addition, oil facilities, shipyards, vessels, pipelines, oil fields or other infrastructure could be targets of future terrorist attacks and our vessels could be targets of pirates or hijackers. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport oil to or from certain locations. Terrorist attacks, war, piracy, hijacking or other events beyond our control that adversely affect the distribution, production or transportation of oil to be shipped by us could entitle customers to terminate the charters and impact the use of shuttle tankers under contracts of affreightment, which would harm our cash flow and business.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and the Gulf of Aden off the coast of Somalia. In recent years, the frequency and severity of piracy incidents has significantly increased, particularly in the Gulf of Aden and Indian Ocean. If these piracy attacks result in regions in which our vessels are deployed being named on the Joint War Committee Listed Areas, war risk insurance premiums payable for such coverage can increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ on-board security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, hijacking as a result of an act of piracy against our vessels, or an increase in cost or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

The offshore shipping and storage industry is subject to substantial environmental and other regulations, which may significantly limit operations or increase expenses.

Our operations are affected by extensive and changing international, national and local environmental protection laws, regulations, treaties and conventions in force in international waters, the jurisdictional waters of the countries in which our vessels operate, as well as the countries of our vessels’ registration, including those governing oil spills, discharges to air and water, and the handling and disposal of hazardous substances and wastes. Many of these requirements are designed to reduce the risk of oil spills and other pollution. In addition, we believe that the heightened environmental, quality and security concerns of insurance underwriters, regulators and charterers will lead to additional regulatory requirements, including enhanced risk assessment and security requirements and greater inspection and safety requirements on vessels. We expect to incur substantial expenses in complying with these laws and regulations, including expenses for vessel modifications and changes in operating procedures.

These requirements can affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in, certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, in the event that there is a release of petroleum or hazardous substances from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of or exposure to hazardous materials associated with our operations. In addition, failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations, including, in certain instances, seizure or detention of our vessels.

Exposure to currency exchange rate fluctuations results in fluctuations in cash flows and operating results.

We currently are paid partly in Norwegian Kroner under some of our time charters and contracts of affreightment. In addition, we and our operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which those subsidiaries provide to us administrative services and to our operating subsidiaries managerial, operational and administrative services. Under the services agreements, the applicable subsidiaries of Teekay Corporation are paid in U.S. dollars for reasonable direct and indirect expenses incurred in providing the services. A substantial majority of those expenses are in Norwegian Kroner. Fluctuating exchange rates may result in increased payments by us under the services agreements if the strength of the U.S. Dollar declines relative to the Norwegian Kroner. We have entered into foreign currency forward contracts to economically hedge portions of our forecasted expenditures denominated in Norwegian Kroner. We also incur interest expense on our Norwegian Kroner-denominated bonds. We have entered into cross-currency swaps to economically hedge the foreign exchange risk on the principal and interest. However, there is no assurance that such hedging will be effective.

Many seafaring employees are covered by collective bargaining agreements and the failure to renew those agreements or any future labor agreements may disrupt operations and adversely affect our cash flows.

A significant portion of Teekay Corporation’s seafarers that crew certain of our vessels and Norwegian-based onshore operational staff that provide services to us are employed under collective bargaining agreements. Teekay Corporation may become subject to additional labor agreements in the future. Teekay Corporation may suffer labor disruptions if relationships deteriorate with the seafarers or the unions that represent them. The collective bargaining agreements may not prevent labor disruptions, particularly when the agreements are being renegotiated. Salaries are typically renegotiated annually or bi-annually for seafarers and annually for onshore operational staff and higher compensation levels will increase our costs of operations. Although these negotiations have not caused labor disruptions in the past, any future labor disruptions could harm our operations and could have a material adverse effect on our business, results of operations and financial condition and ability to make cash distributions.

Teekay Corporation may be unable to attract and retain qualified, skilled employees or crew necessary to operate our business, or may have to pay substantially increased costs for its employees and crew.

Our success depends in large part on Teekay Corporation’s ability to attract and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract and retain qualified crew members is intense, and crew manning costs continue to increase. If we are not able to increase our rates to compensate for any crew cost increases, our financial condition and results of operations may be adversely affected. Any inability we experience in the future to hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business.

Risks Inherent in an Investment in Us

Teekay Corporation and its affiliates may engage in competition with us.

Teekay Corporation and its affiliates may engage in competition with us. Pursuant to an omnibus agreement we entered into in connection with our initial public offering, Teekay Corporation, Teekay LNG Partners L.P. (NYSE: TGP) and their respective controlled affiliates (other than us and our subsidiaries) generally have agreed not to engage in, acquire or invest in any business that owns, operates or charters (a) dynamically-positioned shuttle tankers (other than those operating in the conventional oil tanker trade under contracts with a remaining duration of less than three years, excluding extension options), (b) FSO units or (c) FPSO units (collectively offshore vessels) without the consent of our general partner. The omnibus agreement, however, allows Teekay Corporation, Teekay LNG Partners L.P. and any of such controlled affiliates to:

•	own, operate and charter offshore vessels if the remaining duration of the time charter or contract of affreightment for the vessel, excluding any extension options, is less than three years;

•

own, operate and charter offshore vessels and related time charters or contracts of affreightment acquired as part of a business or package of assets and operating or chartering those vessels if a majority of the value of the total assets or business acquired is not attributable to the offshore vessels and related contracts, as determined in good faith by Teekay Corporation’s Board of Directors or the conflicts committee of the Board of Directors of Teekay LNG Partners L.P.’s general partner, as applicable; however, if at any time Teekay Corporation or Teekay LNG Partners

L.P. completes such an acquisition, it must, within 365 days of the closing of the transaction, offer to sell the offshore vessels and related contracts to us for their fair market value plus any additional tax or other similar costs to Teekay Corporation or Teekay LNG Partners L.P. that would be required to transfer the vessels and contracts to us separately from the acquired business or package of assets; or

•

own, operate and charter offshore vessels and related time charters and contracts of affreightment that relate to tenders, bids or awards for an offshore project that Teekay Corporation or any of its subsidiaries submits or receives; however, at least 365 days after the delivery date of any such offshore vessel, Teekay Corporation must offer to sell the vessel and related time charter or contract of affreightment to us, with the vessel valued (a) for newbuildings originally contracted by Teekay Corporation, at its “fully-built-up cost” (which represents the aggregate expenditures incurred (or to be incurred prior to delivery to us) by Teekay Corporation to acquire, construct and/or convert and bring such offshore vessel to the condition and location necessary for our intended use, plus project development costs for completed projects and projects that were not completed but, if completed, would have been subject to an offer to us) and (b) for any other vessels, Teekay Corporation’s cost to acquire a newbuilding from a third party or the fair market value of an existing vessel, as applicable, plus in each case any subsequent expenditures that would be included in the “fully-built-up cost” of converting the vessel prior to delivery to us.

If we decline the offer to purchase the offshore vessels and time charters described above, Teekay Corporation or Teekay LNG Partners L.P., as applicable, may own and operate the offshore vessels, but may not expand that portion of its business.

In addition, pursuant to the omnibus agreement, Teekay Corporation, Teekay LNG Partners L.P. and any of their respective controlled affiliates (other than us and our subsidiaries) may:

•

acquire, operate and charter offshore vessels and related time charters and contracts of affreightment if our general partner has previously advised Teekay Corporation or Teekay LNG Partners L.P. that our general partner’s Board of Directors has elected, with the approval of its Conflicts Committee, not to cause us or our controlled affiliates to acquire or operate the vessels and related time charters and contracts of affreightment;

•

acquire up to a 9.9% equity ownership, voting or profit participation interest in any publicly-traded company that engages in, acquires or invests in any business that owns or operates or charters offshore vessels and related time charters and contracts of affreightment;

•	provide ship management services relating to owning, operating or chartering offshore vessels and related time charters and contracts of affreightment; or

•	own a limited partner interest in Teekay Offshore Operating L.P. (or OPCO) or own shares of Teekay Petrojarl.

If there is a change of control of Teekay Corporation or of the general partner of Teekay LNG Partners L.P., the non-competition provisions of the omnibus agreement may terminate, which termination could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

Our general partner and its other affiliates own a controlling interest in us and have conflicts of interest and limited fiduciary duties, which may permit them to favor their own interests to those of unitholders.

As at March 31, 2013, Teekay Corporation indirectly owns the 2.0% general partner interest and a 26.67% limited partner interest in us and controls our general partner, which controls us. Although our general partner has a fiduciary duty to manage us in a manner beneficial to us and our common unitholders and owes a contractual duty of good faith and fair dealing to holders of our Series A Preferred Units, the directors and officers of our general partner have a fiduciary duty to manage our general partner in a manner beneficial to Teekay Corporation. Furthermore, certain directors and officers of our general partner are directors or officers of affiliates of our general partner. Conflicts of interest may arise between Teekay Corporation and its affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. These conflicts include, among others, the following situations:

•

neither our partnership agreement nor any other agreement requires Teekay Corporation or its affiliates (other than our general partner) to pursue a business strategy that favors us or utilizes our assets, and Teekay Corporation’s officers and directors have a fiduciary duty to make decisions in the best interests of the stockholders of Teekay Corporation, which may be contrary to our interests;

•

the Chief Executive Officer and Chief Financial Officer and three of the directors of our general partner also serve as executive officers or directors of Teekay Corporation and the general partner of Teekay LNG Partners L.P.;

•

our general partner is allowed to take into account the interests of parties other than us, such as Teekay Corporation, in resolving conflicts of interest, which has the effect of limiting its fiduciary duty to our unitholders;

•

our general partner has limited its liability and reduced its fiduciary duties under the laws of the Marshall Islands, while also restricting the remedies available to our unitholders, and unitholders are treated as having agreed to the modified standard of fiduciary duties and to certain actions that may be taken by our general partner, all as set forth in our partnership agreement;

•

our general partner determines the amount and timing of our asset purchases and sales, capital expenditures, borrowings, issuances of additional partnership securities and reserves, each of which can affect the amount of cash that is available for distribution to our unitholders;

•

in some instances, our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make incentive distributions (in each case to affiliates of Teekay Corporation);

•	our general partner determines which costs incurred by it and its affiliates are reimbursable by us;

•

our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us on terms that are fair and reasonable or entering into additional contractual arrangements with any of these entities on our behalf;

•	our general partner intends to limit its liability regarding our contractual and other obligations;

•

our general partner may exercise its right to call and purchase partnership securities of a certain class or series (other than Series A Preferred Units) if it and its affiliates own more than 80.0% of the then-issued and outstanding partnership securities of such class;

•	our general partner controls the enforcement of obligations owed to us by it and its affiliates; and

•	our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

Neither our general partner nor its directors, officers or affiliates owes any fiduciary duties to holders of Series A Preferred Units other than a contractual duty of good faith and fair dealing.

The fiduciary duties of the officers and directors of our general partner may conflict with those of the officers and directors of Teekay Corporation.

Our general partner’s officers and directors have fiduciary duties to our common unitholders to manage our business in a manner beneficial to us and our partners. However, the Chief Executive Officer and Chief Financial Officer and all of the non-independent directors of our general partner also serve as executive officers or directors of Teekay Corporation. Consequently, these officers and directors may encounter situations in which their fiduciary obligations to Teekay Corporation, on one hand, and us, on the other hand, are in conflict. The resolution of these conflicts may not always be in the best interest of us or our common unitholders. Our general partner’s officers and directors do not owe any fiduciary duties to holders of Series A Preferred Units other than limited contractual duties of good faith and fair dealing.

Our partnership agreement limits our general partner’s fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner.

Our partnership agreement contains provisions that reduce the standards to which our general partner would otherwise be held by Marshall Islands law. For example, our partnership agreement:

•

permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. Where our partnership agreement permits, our general partner may consider only the interests and factors that it desires, and in such cases it has no duty or obligation to give any consideration to any interest of, or factors affecting us, our affiliates or our unitholders. Decisions made by our general partner in its individual capacity are made by its sole owner, Teekay Corporation, and not by the board of directors of our general partner. Examples include the exercise of its call right, its voting rights with respect to the common units it owns, its registration rights and its determination whether to consent to any merger or consolidation of the partnership;

•

provides that our general partner is entitled to make other decisions in “good faith” if it reasonably believes that the decision is in our best interests (which definition of good faith does not apply to the contractual duty of good and fair dealing we owe to holders of Series A Preferred Units);

•

generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of the board of directors of our general partner and not involving a vote of common unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be “fair and reasonable” to us and that, in determining whether a transaction or resolution is “fair and reasonable,” our general partner may consider the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us; and

•

provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that the general partner or those other persons acted in bad faith or engaged in fraud, willful misconduct or gross negligence.

In order to become a limited partner of our partnership, a Series A Preferred unitholder agrees to be bound by the provisions in the partnership agreement, including provisions that provide that neither our general partner nor its directors, officers or affiliates owes any fiduciary duties to holders of Series A Preferred Units other than a contractual duty of good faith and fair dealing.

Fees and cost reimbursements, which our general partner determines for services provided to us, are substantial and reduce our cash available for distribution to our unitholders.

Prior to making any distribution to unitholders, we pay fees for services provided to us and our operating subsidiaries by certain subsidiaries of Teekay Corporation, and we reimburse our general partner for all expenses it incurs on our behalf. These fees are negotiated on our behalf by our general partner, and our general partner also determines the amounts it is reimbursed. These fees and expenses include all costs incurred in providing certain advisory, ship management, technical and administrative services to us and our operating subsidiaries. The payment of fees to Teekay Corporation and reimbursement of expenses to our general partner could adversely affect our ability to pay cash distributions to unitholders.

Our general partner, which is owned and controlled by Teekay Corporation, makes all decisions on our behalf, subject to the limited voting rights of our unitholders. Even if public unitholders are dissatisfied, they cannot remove our general partner without Teekay Corporation’s consent.

Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Unitholders did not elect our general partner or its board of directors and have no right to elect our general partner or its board of directors on an annual or other continuing basis, subject to the limited rights of the holders of Series A Preferred Units to elect one director, which are described below. Teekay Corporation, which owns and controls our general partner, appoints our general partner’s board of directors. Our general partner makes all decisions on our behalf. If the unitholders are dissatisfied with the performance of our general partner, they have little ability to remove our general partner. As a result of these limitations, the price at which the Series A Preferred Units trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

In the event that six quarterly distributions, whether consecutive or not, payable on Series A Preferred Units or any other parity securities are in arrears, the holders of Series A Preferred Units will have the right, voting together as a class with all other classes or series of Parity Securities upon which like voting rights have been conferred and are exercisable, to elect one additional director to serve on our general partner’s board of directors, and the size of our general partner’s board of directors will be increased as needed to accommodate such change. Distributions payable on the Series A Preferred Units will be considered to be in arrears for any quarterly period for which full cumulative distributions through the most recent distribution payment date are not paid on all outstanding Series A Preferred Units. The right of such holders of Series A Preferred Units to elect a member of our general partner’s board of directors will continue until such time as all accumulated and in arrears on the Series A Preferred Units have been paid in full. Certain other limited protective voting rights described in this prospectus under “Description of Series A Preferred Units—Voting Rights.”

The vote of the holders of at least 66 2/3% of all outstanding common units voting together as a single class is required to remove the general partner.

In addition, unitholders’ voting rights are further restricted by our partnership agreement provision providing that any units held by a person that owns 20% or more of any class or series of units then outstanding, other than our general partner, its affiliates, their transferees, and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter. This loss of voting rights does not apply to the Series A Preferred Units. Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

The control of our general partner may be transferred to a third party without unitholder consent.

On or after December 31, 2016, our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. In addition, our partnership agreement does not restrict the ability of the members of our general partner from transferring their respective membership interests in our general partner to a third party. In the event of any such transfer, the new members of our general partner would be in a position to replace the board of directors and officers of our general partner with their own choices and to control the decisions taken by the board of directors and officers.

In establishing cash reserves, our general partner may reduce the amount of cash available for distribution to unitholders.

Our partnership agreement requires our general partner to deduct from our available cash reserves that it determines are necessary to fund our future operating expenditures. These reserves affect the amount of cash available for distribution by us to our unitholders. In addition, our partnership agreement requires our general partner each quarter to deduct from operating surplus estimated maintenance capital expenditures, as opposed to actual expenditures, which could reduce the amount of available cash for distribution.

We can borrow money to pay distributions, which would reduce the amount of credit available to operate our business.

Our partnership agreement allows us to make working capital borrowings to pay distributions. Accordingly, we can make distributions on all our units even though cash generated by our operations may not be sufficient to pay such distributions. Any working capital borrowings by us to make distributions may reduce the amount of working capital borrowings we can make for operating our business.

Unitholders may have liability to repay distributions.

Under certain circumstances, unitholders may have to repay amounts wrongfully distributed to them. Under the Marshall Islands Limited Partnership Act (or Marshall Islands Act), we may not make a distribution to unitholders if the distribution would cause our liabilities to exceed the fair value of our assets. Marshall Islands law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Marshall Islands law will be liable to the limited partnership for the distribution amount. Purchasers of units who become limited partners are liable for the obligations of the transferring limited partner to make contributions to the partnership that are known to the purchaser at the time it became a limited partner and for unknown obligations if the liabilities could be determined from the partnership agreement. Liabilities to partners on account of their partnership interest and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

We have been organized as a limited partnership under the laws of the Republic of The Marshall Islands, which does not have a well-developed body of partnership law.

Our partnership affairs are governed by our partnership agreement and by the Marshall Islands Act. The provisions of the Marshall Islands Act resemble provisions of the limited partnership laws of a number of states in the United States, most notably Delaware. The Marshall Islands Act also provides that it is to be applied and construed to make it uniform with the Delaware Revised Uniform Limited Partnership Act and, so long as it does not conflict with the Marshall Islands Act or decisions of the Marshall Islands courts, interpreted according to the non-statutory law (or case law) of the courts of the State of Delaware. There have been, however, few, if any, court cases in the Marshall Islands interpreting the Marshall Islands Act, in contrast to Delaware, which has a fairly well-developed body of case law interpreting its limited partnership statute. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as Delaware courts. For example, the rights of our unitholders and the fiduciary responsibilities of our general partner under Marshall Islands law are not as clearly established as under judicial precedent in existence in Delaware. As a result, unitholders may have more difficulty in protecting their interests in the face of actions by our general partner and its officers and directors than would unitholders of a limited partnership formed in the United States.

Because we are organized under the laws of the Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

We are organized under the laws of the Marshall Islands, and all of our assets are located outside of the United States. Our business is operated primarily from our offices in Bermuda, Norway and Singapore. In addition, our general partner is a Marshall Islands limited liability company and a majority of its directors and officers are non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or the assets of our general partner or its directors and officers. For more information regarding the relevant laws of the Marshall Islands, please read “Service of Process and Enforcement of Civil Liabilities.”

Tax Risks

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. holders.

A non-U.S. entity taxed as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company” (or PFIC) for U.S. federal income tax purposes if at least 75% of its gross income for any taxable year consists of certain types of “passive income,” or at least 50% of the average value of the entity’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties, other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. By contrast, income derived from the performance of services does not constitute “passive income.”

There are legal uncertainties involved in determining whether the income derived from our time chartering activities constitutes rental income or income derived from the performance of services, including the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the U.S. Internal Revenue Code of 1986, as amended (or the Code). However, the Internal Revenue Service (or IRS) stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on our current assets and operations, we intend to take the position that we are not now and have never been a PFIC, and our counsel, Perkins Coie LLP, is of the opinion that it is more likely than not we are not a PFIC based on representations we have made to them regarding the composition of our assets, the source of our income and the nature of our activities and other operations following this offering. No assurance can be given, however, that the opinion of Perkins Coie LLP would be sustained by a court if contested by the IRS, or that we would not constitute a PFIC for any future taxable year if there were to be changes in our assets, income or operations.

If the IRS were to determine that we are or have been a PFIC for any taxable year, U.S. unitholders would face adverse U.S. federal income tax consequences. Under the PFIC rules, unless those U.S. unitholders timely make certain elections available under the Code, such unitholders would be liable to pay tax at ordinary income tax rates plus interest upon certain distributions and upon any gain from the disposition of our Series A Preferred Units, as if such distribution or gain had been recognized ratably over the unitholder’s holding period. Please read “Material U.S. Federal Income Tax Considerations—United States Federal Income Taxation of U.S. Holders—Consequences of Possible PFIC Classification” beginning on page 85 of this prospectus.

Series A Preferred unitholders may be subject to income tax in one or more non-U.S. countries, including Canada, as a result of owning our Series A Preferred Units if, under the laws of any such country, we are considered to be carrying on business there. Such laws may require Series A Preferred unitholders to file a tax return with, and pay taxes to, those countries.

We intend that our affairs and the business of each of our subsidiaries is conducted and operated in a manner that minimizes foreign income taxes or which may be imposed upon you as a result of owning our Series A Preferred Units. However, there is a risk that Series A Preferred unitholders will be subject to tax in one or more countries, including Canada, as a result of owning our Series A Preferred units if, under the laws of any such country, we are considered to be carrying on business there. If Series A Preferred unitholders are subject to tax in any such country, Series A Preferred unitholders may be required to file a tax return with, and pay taxes to, that country based on their allocable share of our income. We may be required to reduce distributions to Series A Preferred unitholders on account of any withholding obligations imposed upon us by that country in respect of such allocation to Series A Preferred unitholders. The United States may not allow a tax credit for any foreign income taxes that Series A Preferred unitholders directly or indirectly incur.

We may be subject to taxes, which reduces our cash available for distribution to unitholders.

We or our subsidiaries are subject to tax in certain jurisdictions in which we or our subsidiaries are organized, own assets or have operations, which reduces the amount of our cash available for distribution. In computing our tax obligations in these jurisdictions, we are required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that upon review of these positions, the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us or our subsidiaries, further reducing the cash available for distribution. For example, authorities in Norway have asserted certain positions that may result in additional tax imposed on our subsidiaries in Norway. We have established reserves in our financial statements that we believe are adequate to cover our liability for any such additional taxes. We cannot assure you, however, that such reserves will be sufficient to cover any additional tax liability that may be imposed on our Norwegian subsidiaries. In addition, changes in our operations or ownership could result in additional tax being imposed on us or on our subsidiaries in jurisdictions in which operations are conducted. For example, Teekay Corporation indirectly owns less than 50.0% of the value of our outstanding units and therefore we believe that we do not satisfy the requirements of the exemption from U.S. taxation under Section 883 of the Code and our U.S. source income is subject to taxation under Section 887 of the Code. The amount of such tax will depend upon the amount of income we earn from voyages into or out of the United States, which is not within our complete control.

USE OF PROCEEDS

We will receive net proceeds of approximately $         million, or $         million if the underwriters exercise in full their overallotment option to purchase         additional Series A Preferred Units (in each case after deducting underwriting discounts and estimated offering expenses), from the issuance of Series A Preferred Units in this offering. We will use the net proceeds from this offering for general partnership purposes, including funding newbuilding installments, capital conversion projects and the acquisitions of vessels that Teekay Corporation has offered or may offer to us. Pending the application of funds for these purposes, we expect to repay a portion of our outstanding debt under two of our revolving credit facilities, which have fluctuating interest rates based on the London Interbank Offered Rate (LIBOR) plus margins of 3.250% and 0.625%, respectively. We borrow under these facilities from time to time for working capital and general partnership purposes. The credit facilities mature in June 2013 and October 2014, respectively.

Affiliates of certain of the underwriters are lenders under the revolving credit facilities described above and will receive a portion of the net proceeds from this offering. Please read “Underwriting.”

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the historical ratio of our consolidated earnings to our consolidated fixed charges for the periods indicated.

	Year ended December 31,
	2012	2011		2010	2009	2008
Ratio of earnings to fixed charges (1)	3.0x	—	(2)	1.8x	3.0x	—	(3)

(1)	This data is unaudited for all periods presented. For purposes of computing our ratio of earnings to fixed charges on a consolidated basis, earnings is the result of adding (a) pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, (b) fixed charges, (c) amortization of capitalized interest and (d) distributed income of equity investees, and subtracting interest capitalized. Fixed charges represent (i) interest expensed and capitalized, (ii) amortized premiums, discounts and capitalized expenses related to indebtedness and (iii) interest within time-charter hire expense. Because no preferred units were outstanding for any of the periods presented, no ratios of earnings to fixed charges and preferred unit distributions are presented.

(2)	For the year ended December 31, 2011, the ratio of earnings to fixed charges was less than 1.0x. The amount of the deficiency was $71.2 million.

(3)	For the year ended December 31, 2008, the ratio of earnings to fixed charges was less than 1.0x. The amount of the deficiency was $260.0 million.

CAPITALIZATION

The following table sets forth our capitalization, as of December 31, 2012, on a historical basis and on an as adjusted basis to give effect to this offering and the application of the estimated net proceeds therefrom as described under “Use of Proceeds.”

The historical data in the table is derived from, and should be read in conjunction with, our historical financial statements, including accompanying notes, and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” from our 2012 Annual Report, which is incorporated by reference herein.

	As of December 31, 2012
	Actual	As Adjusted (1)(2)
	(in thousands)
Total cash and cash equivalents	$206,339	$

Long-term debt, including current portion	$1,769,632	$
Equity:
Non-controlling interest	44,135
Partners’ equity	661,152
Accumulated other comprehensive income (loss)	(58)

Total capitalization	$2,474,861	$

(1)	Assumes the underwriters have not exercised their over-allotment option.

(2)	Does not reflect the following items:

(a)	In January 2013, we issued in the Norwegian bond market NOK 1,300 million in senior unsecured bonds and repurchased NOK 388.5 million of existing bonds. We used the remaining net proceeds of approximately $167 million to reduce amounts outstanding under our credit facilities and for general partnership purposes.

(b)	In January 2013, we sold a 1992-built conventional tanker for net proceeds of $6.3 million and a 1992-built shuttle tanker for net proceeds of $7.0 million.

(c)	In February 2013, we made a partial prepayment of $150 million to Teekay Corporation for the Voyageur Spirit FPSO unit.

(d)	On April 19, 2013, we issued approximately 2.06 million common units in a private placement to an institutional investor for proceeds of approximately $60 million (excluding our general partner’s proportionate capital contribution).

DESCRIPTION OF SERIES A PREFERRED UNITS

The following description of the Series A Preferred Units does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of our second amended and restated partnership agreement (or the partnership agreement), which has been filed as an exhibit to the registration statement of which this prospectus is a part, and sets forth the terms of the Series A Preferred Units. A copy of the partnership agreement may be obtained from us as described under “Where You Can Find Additional Information.”

General

The Series A Preferred Units offered hereby are a new series of preferred units. Upon completion of this offering, there will be         Series A Preferred Units issued and outstanding (or approximately         Series A Preferred Units issued and outstanding if the underwriters exercise their option to purchase additional units in full). We may, without notice to or consent of the holders of the then-outstanding Series A Preferred Units, authorize and issue additional Series A Preferred Units and Junior Securities (each as defined under “Summary—The Offering—Ranking”) and, subject to the limitations described under “—Voting Rights,” Senior Securities and Parity Securities (as defined under “Summary—The Offering—Ranking”).

The holders of our common units are entitled to receive, to the extent permitted by law, such distributions as may from time to time be declared by our general partner’s board of directors. Upon any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, the holders of our common units are entitled to receive distributions of our assets, after we have satisfied or made provision for our debts and other obligations and for payment to the holders any class or series of limited partner interests (including the Series A Preferred Units) having preferential rights to receive distributions of our assets.

The Series A Preferred Units will entitle the holders thereof to receive cumulative cash distributions when, as and if declared by our general partner’s board of directors out of legally available funds for such purpose. When issued and paid for in the manner described in this prospectus, the Series A Preferred Units offered hereby will be fully paid and nonassessable. Each Series A Preferred Unit will have a fixed liquidation preference of $25.00 per unit plus an amount equal to accumulated and unpaid distributions thereon to the date fixed for payment, whether or not declared. Please read “—Liquidation Rights.”

The Series A Preferred Units will represent perpetual equity interests in us and, unlike our indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. As such, the Series A Preferred Units will rank junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us.

All the Series A Preferred Units offered hereby will be represented by a single certificate issued to the Securities Depository (as defined below) and registered in the name of its nominee and, so long as a Securities Depository has been appointed and is serving, no person acquiring Series A Preferred Units will be entitled to receive a certificate representing such units unless applicable law otherwise requires or the Securities Depository resigns or is no longer eligible to act as such and a successor is not appointed. Please read “—Book-Entry System.”

The Series A Preferred Units will not be convertible into common units or other of our securities and will not have exchange rights or be entitled or subject to any preemptive or similar rights. The Series A Preferred Units will not be subject to mandatory redemption or to any sinking fund requirements. The Series A Preferred Units will be subject to redemption, in whole or in part, at our option commencing on             , 2018. Please read “—Redemption.”

We have appointed Computershare as the paying agent (or the Paying Agent), and the registrar and transfer agent (or the Registrar and Transfer Agent) for the Series A Preferred Units. The address of the Paying Agent is 250 Royall Street, Canton MA 02021.

Ranking

The Series A Preferred Units will, with respect to anticipated quarterly distributions and distributions upon the liquidation, winding-up and dissolution of our affairs, rank:

•	senior to the Junior Securities (including our common units);

•	on a parity with the Parity Securities; and

•	junior to the Senior Securities.

Under the partnership agreement, we may issue Junior Securities from time to time in one or more series without the consent of the holders of the Series A Preferred Units. Our general partner’s board of directors has the authority to determine the preferences, powers, qualifications, limitations, restrictions and special or relative rights or privileges, if any, of any such series before the issuance of any units of that series. Our general partner’s board of directors will also determine the number of units constituting each series of securities. Our ability to issue additional Parity Securities in certain circumstances or Senior Securities is limited as described under “—Voting Rights.”

Liquidation Rights

The holders of outstanding Series A Preferred Units will be entitled, in the event of any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, to receive the liquidation preference of $25.00 per unit in cash plus an amount equal to accumulated and unpaid distributions thereon to the date fixed for payment of such amount (whether or not declared), and no more, before any distribution will be made to the holders of our common units or any other Junior Securities. A consolidation or merger of us with or into any other entity, individually or in a series of transactions, will not be deemed a liquidation, dissolution or winding up of our affairs for this purpose. In the event that our assets available for distribution to holders of the outstanding Series A Preferred Units and any Parity Securities are insufficient to permit payment of all required amounts, our assets then remaining will be distributed among the Series A Preferred Units and any Parity Securities, as applicable, ratably on the basis of their relative aggregate liquidation preferences. After payment of all required amounts to the holders of the outstanding Series A Preferred Units and Parity Securities, our remaining assets and funds will be distributed among the holders of the common units and any other Junior Securities then outstanding according to their respective rights.

Voting Rights

The Series A Preferred Units will have no voting rights except as set forth below or as otherwise provided by Marshall Islands law. In the event that six quarterly distributions, whether consecutive or not, payable on the Series A Preferred Units are in arrears, the holders of the Series A Preferred Units will have the right, voting as a class together with holders of any other Parity Securities upon which like voting rights have been conferred and are exercisable, to elect one member of our general partner’s board of directors, and the size of our general partner’s board of directors will be increased as needed to accommodate such change. Distributions payable on the Series A Preferred Units will be considered to be in arrears for any quarterly period for which full cumulative distributions through the most recent distribution payment date have not been paid on all outstanding Series A Preferred Units. The right of such holders of Series A Preferred Units to elect a member of our general partner’s board of directors will continue until such time as all distributions accumulated and in arrears on the Series A Preferred Units have been paid in full, or funds for the payment thereof have been declared and set aside, at which time such right will terminate, subject to revesting in the event of each and every subsequent failure to pay six quarterly distributions as described above. Upon any termination of the right of the holders of the Series A Preferred Units and any other Parity Securities to vote as a class for such director, the term of office of such director then in office elected by such holders voting as a class will terminate immediately. Any directors elected by the holders of the Series A Preferred Units and any other Parity Securities shall each be entitled to one vote per director on any matter before our general partner’s board of directors.

Unless we have received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series A Preferred Units, voting as a single class, we may not adopt any amendment to our partnership agreement that has a material adverse effect on the existing terms of the Series A Preferred Units.

In addition, unless we have received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series A Preferred Units, voting as a class together with holders of any other Parity Securities upon which like voting rights have been conferred and are exercisable, we may not:

•	issue any Parity Securities or Senior Securities if the cumulative dividends payable on outstanding Series A Preferred Units are in arrears; or

•	create or issue any Senior Securities.

On any matter described above in which the holders of the Series A Preferred Units are entitled to vote as a class, such holders will be entitled to one vote per unit. The Series A Preferred Units held by us or any of our subsidiaries or affiliates will not be entitled to vote.

Series A Preferred Units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

Distributions

General

Holders of Series A Preferred Units will be entitled to receive, when, as and if declared by our general partner’s board of directors out of legally available funds for such purpose, cumulative cash distributions from             , 2013.

Distribution Rate

Distributions on Series A Preferred Units will be cumulative, commencing on             , 2013, and payable on each Distribution Payment Date, commencing August 15, 2013, when, as and if declared by our general partner’s board of directors or any authorized committee thereof out of legally available funds for such purpose. The initial distribution on the Series A Preferred Units will be payable on August 15, 2013 in an amount equal to $         per unit. Distributions on the Series A Preferred Units will accrue at a rate of         % per annum per $25.00 stated liquidation preference per Series A Preferred Unit.

Distribution Payment Dates

The “Distribution Payment Dates” for the Series A Preferred Units will be each February 15, May 15, August 15 and November 15, commencing August 15, 2013. Distributions will accumulate in each distribution period from and including the preceding Distribution Payment Date or the initial issue date, as the case may be, to but excluding the applicable Distribution Payment Date for such distribution period, and distributions will accrue on accumulated distributions at the applicable distribution rate. If any Distribution Payment Date otherwise would fall on a day that is not a Business Day, declared distributions will be paid on the immediately succeeding Business Day without the accumulation of additional distributions. Distributions on the Series A Preferred Units will be payable based on a 360-day year consisting of twelve 30-day months. “Business Day” means a day on which The New York Stock Exchange is open for trading and which is not a Saturday, a Sunday or other day on which banks in New York City are authorized or required by law to close.

Payment of Distributions

Not later than the close of business, New York City time, on each Distribution Payment Date, we will pay those distributions, if any, on the Series A Preferred Units that have been declared by our general partner’s board of directors to the holders of such units as such holders’ names appear on our unit transfer books maintained by the Registrar and Transfer Agent on the applicable Record Date. The applicable record date (or Record Date) will be the fifth Business Day immediately preceding the applicable Distribution Payment Date, except that in the case of payments of distributions in arrears, the Record Date with respect to a Distribution Payment Date will be such date as may be designated by our general partner’s board of directors in accordance with our partnership agreement, as amended.

So long as the Series A Preferred Units are held of record by the nominee of the Securities Depository, declared distributions will be paid to the Securities Depository in same-day funds on each Distribution Payment Date. The Securities Depository will credit accounts of its participants in accordance with the Securities Depository’s normal procedures. The participants will be responsible for holding or disbursing such payments to beneficial owners of the Series A Preferred Units in accordance with the instructions of such beneficial owners.

No distribution may be declared or paid or set apart for payment on any Junior Securities (other than a distribution payable solely in units of Junior Securities) unless full cumulative distributions have been or contemporaneously are being paid or provided for on all outstanding Series A Preferred Units and any Parity Securities through the most recent respective distribution payment dates. Accumulated distributions in arrears for any past distribution period may be declared by our general partner’s board of directors and paid on any date fixed by our general partner’s board of directors, whether or not a Distribution Payment Date, to holders of the Series A Preferred Units on the record date for such payment, which may not be more than 60 days, nor less than 15 days, before such payment date. Subject to the next succeeding sentence, if all accumulated distributions in arrears on all outstanding Series A Preferred Units and any Parity Securities have not been declared and paid, or sufficient funds for the payment thereof have not been set apart, payment of accumulated distributions in arrears will be made in order of their respective distribution payment dates, commencing with the earliest. If less than all distributions payable with respect to all Series A Preferred Units and any Parity Securities are paid, any partial payment will be made pro rata with respect to the Series A Preferred Units and any Parity Securities entitled to a distribution payment at such time in proportion to the aggregate amounts remaining due in respect of such units at such time. Holders of the Series A Preferred Units will not be entitled to any distribution, whether payable in cash, property or units, in excess of full cumulative distributions. Except insofar as distributions accrue on the amount of any accumulated and unpaid distributions as described under “—Distributions—Distribution Rate,” no interest or sum of money in lieu of interest will be payable in respect of any distribution payment which may be in arrears on the Series A Preferred Units.

Redemption

Optional Redemption

Commencing on             , 2018, we may redeem, at our option, in whole or in part, the Series A Preferred Units at a redemption price in cash equal to $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption, whether or not declared. Any such optional redemption shall be effected only out of funds legally available for such purpose. We may undertake multiple partial redemptions.

Redemption Procedures

We will give notice of any redemption by mail, postage prepaid, not less than 30 days and not more than 60 days before the scheduled date of redemption, to the holders of any units to be redeemed as such holders’ names appear on our unit transfer books maintained by the Registrar and Transfer Agent at the address of such holders shown therein. Such notice shall state: (1) the redemption date, (2) the number of Series A Preferred Units to be redeemed and, if less than all outstanding Series A Preferred Units are to be redeemed, the number (and the identification) of units to be redeemed from such holder, (3) the redemption price, (4) the place where the Series A Preferred Units are to be redeemed and shall be presented and surrendered for payment of the redemption price therefor and (5) that distributions on the units to be redeemed will cease to accumulate from and after such redemption date.

If fewer than all of the outstanding Series A Preferred Units are to be redeemed, the number of units to be redeemed will be determined by us, and such units will be redeemed by such method of selection as the Securities Depository shall determine, pro rata or by lot, with adjustments to avoid redemption of fractional units. So long as all Series A Preferred Units are held of record by the nominee of the Securities Depository, we will give notice, or cause notice to be given, to the Securities Depository of the number of Series A Preferred Units to be redeemed, and the Securities Depository will determine the number of Series A Preferred Units to be redeemed from the account of each of its participants holding such units in its participant account. Thereafter, each participant will select the number of units to be redeemed from each beneficial owner for whom it acts (including the participant, to the extent it holds Series A Preferred Units for its own account). A participant may determine to redeem Series A Preferred Units from some beneficial owners (including the participant itself) without redeeming Series A Preferred Units from the accounts of other beneficial owners.

So long as the Series A Preferred Units are held of record by the nominee of the Securities Depository, the redemption price will be paid by the Paying Agent to the Securities Depository on the redemption date. The Securities Depository’s normal procedures provide for it to distribute the amount of the redemption price in same-day funds to its participants who, in turn, are expected to distribute such funds to the persons for whom they are acting as agent.

If we give or cause to be given a notice of redemption, then we will deposit with the Paying Agent funds sufficient to redeem the Series A Preferred Units as to which notice has been given by the close of business, New York City time, no later than the Business Day immediately preceding the date fixed for redemption, and will give the Paying Agent irrevocable instructions and authority to pay the redemption price to the holder or holders thereof upon surrender or deemed surrender (which will occur automatically if the certificate representing such units is issued in the name of the Securities Depository or its nominee) of the certificates therefor. If notice of redemption shall have been given, then from and after the date fixed for redemption, unless we default in providing funds sufficient for such redemption at the time and place specified for payment pursuant to the notice, all distributions on such units will cease to accumulate and all rights of holders of such units as our unitholders will cease, except the right to receive the redemption price, including an amount equal to accumulated and unpaid distributions through the date fixed for redemption, whether or not declared. We will be entitled to receive from the Paying Agent the interest income, if any, earned on such funds deposited with the Paying Agent (to the extent that such interest income is not required to pay the redemption price of the units to be redeemed), and the holders of any units so redeemed will have no claim to any such interest income. Any funds deposited with the Paying Agent hereunder by us for any reason, including, but not limited to, redemption of Series A Preferred Units, that remain unclaimed or unpaid after two years after the applicable redemption date or other payment date, shall be, to the extent permitted by law, repaid to us upon our written request, after which repayment the holders of the Series A Preferred Units entitled to such redemption or other payment shall have recourse only to us.

If only a portion of the Series A Preferred Units represented by a certificate has been called for redemption, upon surrender of the certificate to the Paying Agent (which will occur automatically if the certificate representing such units is registered in the name of the Securities Depository or its nominee), the

Paying Agent will issue to the holder of such units a new certificate (or adjust the applicable book-entry account) representing the number of Series A Preferred Units represented by the surrendered certificate that have not been called for redemption.

Notwithstanding any notice of redemption, there will be no redemption of any Series A Preferred Units called for redemption until funds sufficient to pay the full redemption price of such units, including all accumulated and unpaid distributions to the date of redemption, whether or not declared, have been deposited by us with the Paying Agent.

We and our affiliates may from time to time purchase the Series A Preferred Units, subject to compliance with all applicable securities and other laws. Neither we nor any of our affiliates has any obligation, or any present plan or intention, to purchase any Series A Preferred Units.

Notwithstanding the foregoing, in the event that full cumulative distributions on the Series A Preferred Units and any Parity Securities have not been paid or declared and set apart for payment, we may not repurchase, redeem or otherwise acquire, in whole or in part, any Series A Preferred Units or Parity Securities except pursuant to a purchase or exchange offer made on the same terms to all holders of Series A Preferred Units and any Parity Securities. Common units and any other Junior Securities may not be redeemed, repurchased or otherwise acquired unless full cumulative distributions on the Series A Preferred Units and any Parity Securities for all prior and the then-ending distribution periods have been paid or declared and set apart for payment.

No Sinking Fund

The Series A Preferred Units will not have the benefit of any sinking fund.

No Fiduciary Duty

We, our general partner, and our general partner’s officers and directors, will not owe any fiduciary duties to holders of the Series A Preferred Units other than a contractual duty of good faith and fair dealing pursuant to our partnership agreement.

Book-Entry System

All Series A Preferred Units offered hereby will be represented by a single certificate issued to The Depository Trust Company (and its successors or assigns or any other securities depository selected by us), or the Securities Depository, and registered in the name of its nominee (initially, Cede & Co.). The Series A Preferred Units offered hereby will continue to be represented by a single certificate registered in the name of the Securities Depository or its nominee, and no holder of the Series A Preferred Units offered hereby will be entitled to receive a certificate evidencing such units unless otherwise required by law or the Securities Depository gives notice of its intention to resign or is no longer eligible to act as such and we have not selected a substitute Securities Depository within 60 calendar days thereafter. Payments and communications made by us to holders of the Series A Preferred Units will be duly made by making payments to, and communicating with, the Securities Depository. Accordingly, unless certificates are available to holders of the Series A Preferred Units, each purchaser of Series A Preferred Units must rely on (1) the procedures of the Securities Depository and its participants to receive distributions, any redemption price, liquidation preference and notices, and to direct the exercise of any voting or nominating rights, with respect to such Series A Preferred Units and (2) the records of the Securities Depository and its participants to evidence its ownership of such Series A Preferred Units.

So long as the Securities Depository (or its nominee) is the sole holder of the Series A Preferred Units, no beneficial holder of the Series A Preferred Units will be deemed to be a unitholder of us. The Depository Trust Company, the initial Securities Depository, is a New York-chartered limited purpose trust company that performs services for its participants, some of whom (and/or their representatives) own The Depository Trust Company. The Securities Depository maintains lists of its participants and will maintain the positions (i.e., ownership interests) held by its participants in the Series A Preferred Units, whether as a holder of the Series A Preferred Units for its own account or as a nominee for another holder of the Series A Preferred Units.

THE PARTNERSHIP AGREEMENT

The following is a description of certain material terms of our partnership agreement. For additional information, we refer you to our partnership agreement, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Organization and Duration

We were organized on August 31, 2006 under the Marshall Islands Limited Partnership Act (or the Marshall Islands Act) and have perpetual existence.

Purpose

Our partnership agreement provides that we may directly or indirectly engage in business activities approved by our general partner, including owning interests in subsidiaries through which we conduct operations. Although our general partner has the ability to cause us to engage in activities other than the marine transportation, processing and storage of crude oil, our general partner has no current plans to do so and may decline to do so free of any fiduciary duty or obligation whatsoever to us or our limited partners, including any duty to act in good faith or in the best interests of us or our limited partners. Our general partner owes a contractual duty of good faith and fair dealing to the holders of Series A Preferred Units pursuant to our partnership agreement. Our general partner is authorized in general to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Power of Attorney

Each limited partner, and each person who acquires any limited partner interest from another limited partner, grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our general partner the authority to amend, and to make consents and waivers under, our partnership agreement.

Capital Contributions

No holder of common units or Series A Preferred Units is obligated to make additional capital contributions, except as described below under “—Limited Liability.”

Voting Rights

Holders of the Series A Preferred Units generally have no voting rights. However, the consent of the holders of at least two-thirds of the outstanding Series A Preferred Units is required prior to (i) any amendment to our partnership agreement that would have a material adverse effect on the existing terms of the Series A Preferred Units, (ii) issuing any Parity Securities if the cumulative distributions on Series A Preferred Units are in arrears or (iii) creating or issuing any Senior Securities. Distributions payable on the Series A Preferred Units will be considered to be in arrears for any quarterly period for which full cumulative distributions through the most recent distribution payment date have not been paid on all outstanding Series A Preferred Units. Please read “Description of Series A Preferred Units—Voting Rights.”

The following matters require the common unitholder vote specified below. Matters requiring the approval of a “common unit majority” require the approval of a majority of our common units.

In voting their common units or any Series A Preferred Units they may hold, our general partner and its affiliates have no fiduciary duty or obligation whatsoever to us or our unitholders, including any duty to act in good faith or in the best interests of us and our unitholders.

Action	Common Unitholder Approval Required

Issuance of additional common units or other limited partner interests	No approval rights.

Amendment of our partnership agreement	Certain amendments may be made by our general partner without the approval of our common unitholders. Other amendments generally require the approval of a common unit majority. Please read “—Amendment of Our Partnership Agreement” below.

Merger of our partnership or the sale of all or substantially all of our assets	Common unit majority. Please read “—Merger, Sale or Other Disposition of Assets” below.

Dissolution of our partnership	Common unit majority. Please read “—Termination and Dissolution” below

Reconstitution of our partnership upon dissolution	Common unit majority. Please read “—Termination and Dissolution” below.

Withdrawal of our general partner	Under most circumstances, the approval of a majority of our common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of our general partner prior to December 31, 2016 in a manner which would cause a dissolution of our partnership. Please read “—Withdrawal or Removal of Our General Partner” below.

Removal of our general partner	Not less than 66 2/3 % of our outstanding common units, voting as a single class, including common units held by our general partner and its affiliates. Please read “—Withdrawal or Removal of Our General Partner” below.

Transfer of the general partner interest in us	Our general partner may transfer all, but not less than all, of its general partner interest in us without a vote of our common unitholders or other limited partners to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to such person. The approval of a majority of our common units, excluding common units held by our general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to December 31, 2016. Please read “—Transfer of General Partner Interest” below.

Transfer of incentive distribution rights	Except for transfers to an affiliate or another person as part of our general partner’s merger or consolidation with or into, or sale of all or substantially all of its assets to such person, the approval of a majority of our common units, excluding common units held by our general partner and its affiliates, voting separately as a class, is required in most circumstances for a transfer of the incentive distribution rights to a third party prior to December 31, 2016. Please read “—Transfer of Incentive Distribution Rights” below.

Transfer of ownership interests in our general partner	No approval required at any time. Please read “—Transfer of Ownership Interests in General Partner” below.

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Marshall Islands Act and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Marshall Islands Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his units plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by our limited partners as a group:

•	to remove or replace our general partner;

•	to approve some amendments to our partnership agreement; or

•	to take other action under our partnership agreement;

constituted “participation in the control” of our business for the purposes of the Marshall Islands Act, then our limited partners could be held personally liable for our obligations under the laws of the Marshall Islands, to the same extent as our general partner. This liability would extend to persons who transact business with us and reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Marshall Islands Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Marshall Islands case law.

Under the Marshall Islands Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Marshall Islands Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Marshall Islands Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Marshall Islands Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Marshall Islands Act, an assignee of partnership interests who becomes a limited partner of a limited partnership is liable for the obligations of the assignor to make contributions to the partnership, except the assignee is not obligated for liabilities unknown to the assignee at the time the assignee became a limited partner and that could not be ascertained from the partnership agreement.

Maintenance of limited liability may require compliance with legal requirements in the jurisdictions in which our subsidiaries conduct business, which may include qualifying to do business in those jurisdictions.

Limitations on the liability of limited partners for the obligations of a limited partner have not been clearly established in many jurisdictions. If, by virtue of our ownership or control of operating subsidiaries or otherwise, it were determined that we were conducting business in any jurisdiction without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by our limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then our limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We intend to operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of our limited partners.

Issuance of Additional Securities

Our partnership agreement authorizes us to issue an unlimited number of additional partnership securities and rights to buy partnership securities for the consideration and on the terms and conditions determined by our general partner, without the approval of our unitholders, other than the limited approval rights of the holders of the Series A Preferred Units described under “Description of Series A Preferred Units—Voting Rights.”

We may fund acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units or Series A Preferred Units we may issue will be entitled to share equally with the then-existing holders of our common units or Series A Preferred Units, as applicable, in distributions. In addition, the issuance of additional common units or other equity securities interests may dilute the value of the interests of the then-existing holders of our common units in our net assets.

In accordance with Marshall Islands law and the provisions of our partnership agreement, we may also issue additional partnership securities interests that, as determined by our general partner, have special voting or other rights to which our common units or Series A Preferred Units are not entitled.

Our general partner’s 2% general partner interest entitles it to receive 2% of all quarterly distributions that we make in respect of our common units prior to liquidation. Upon issuance of certain additional partnership securities (including our common units, but excluding our Series A Preferred Units), our general partner will have the right, but not the obligation, to make additional capital contributions to the extent necessary to maintain its general partner interest in us at the same percentage level as before the issuance. Our general partner’s 2% interest in us will thus be reduced if we issue certain additional partnership securities and our general partner does not elect to maintain its 2% general partner interest. Our general partner’s 2% interest does not entitle it to receive any portion of distributions made in respect of the Series A Preferred Units and our general partner’s interest will not be affected by the issuance of the Series A Preferred Units. Our general partner and its affiliates also have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain its and its affiliates’ percentage interest in us, including its interest represented by common units, that existed immediately prior to each issuance. Other holders of common units will not have similar preemptive rights to acquire additional common units or other partnership securities.

Amendment of Our Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by or with the consent of our general partner. However, our general partner has no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or our limited partners, including any duty to act in good faith or in the best interests of us or our limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner must seek written approval of the holders of the number of common units required to approve the amendment or call a meeting of our common unitholders to consider and vote upon the proposed amendment. In addition, holders of Series A Preferred Units must approve certain amendments as described under “Description of Series A Preferred Units—Voting Rights.” Except as we describe below, or for amendments that require Series A Preferred Unit approval, an amendment must be approved by a majority of outstanding common units.

Prohibited Amendments

No amendment may be made that would:

(1) increase the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class or series of limited partner interests so affected;

(2) increase the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which may be given or withheld at its option;

(3) change the term of our partnership;

(4) provide that our partnership is not dissolved upon an election to dissolve our partnership by our general partner that is approved by the holders of a majority of outstanding common units; or

(5) give any person the right to dissolve our partnership other than our general partner’s right to dissolve our partnership with the approval of the holders of a majority of outstanding common units.

The provision of our partnership agreement preventing the amendments having the effects described in clauses (1) through (5) above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates).

No Limited Partner Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

(1) a change in our name or the location of our principal place of business, registered agent or registered office;

(2) the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

(3) a change that our general partner determines to be necessary or appropriate for us to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any jurisdiction;

(4) an amendment that is necessary, upon the advice of our counsel, to prevent us or our general partner or its directors, officers, agents, or trustees from in any manner being subjected to the provisions of the U.S. Investment Company Act of 1940, the U.S. Investment Advisors Act of 1940, or plan asset regulations adopted under the U.S. Employee Retirement Income Security Act of 1974, whether or not substantially similar to plan asset regulations currently applied or proposed;

(5) an amendment that our general partner determines to be necessary or appropriate for the authorization of additional partnership securities or rights to acquire partnership securities (subject to the limited approval rights of holders of Series A Preferred Units described under “Description of Series A Preferred Units—Voting Rights”);

(6) any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

(7) an amendment effected, necessitated, or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

(8) any amendment that our general partner determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

(9) a change in our fiscal year or taxable year and related changes;

(10) certain mergers or conveyances as set forth in our partnership agreement; or

(11) any other amendments substantially similar to any of the matters described in (1) through (10) above.

In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner (subject to the limited approval rights of holders of Series A Preferred Units described under “Description of Series A Preferred Units—Voting Rights”) if our general partner determines that those amendments:

(1) do not adversely affect our limited partners (or any particular class or series of limited partners) in any material respect;

(2) are necessary or appropriate to satisfy any requirements, conditions, or guidelines contained in any opinion, directive, order, ruling or regulation of any Marshall Islands authority;

(3) are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which our limited partner interests are or will be listed for trading;

(4) are necessary or appropriate for any action taken by our general partner relating to splits or combinations of our limited partner interests under the provisions of our partnership agreement; or

(5) are required to effect the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Limited Partner Approval

Our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to our limited partners if one of the amendments described above under “—No Limited Partner Approval” should occur. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of our outstanding partnership securities voting as a single class unless we obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or privileges of any type or class or series of outstanding limited partner interests (other than Series A Preferred Units) in relation to other classes or series of limited partner interests will require the approval of at least a majority of the type or class or series of units so affected; provided, however, that any amendment that would have a material adverse effect on the existing terms of the Series A Preferred Units will require the approval of at least two-thirds of the outstanding Series A Preferred Units. Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners whose aggregate outstanding interests constitute not less than the voting requirement sought to be reduced.

Merger, Sale, or Other Disposition of Assets

A merger or consolidation of us requires the consent of our general partner, in addition to the approval of the holders of common units representing a majority of outstanding common units. However, our general partner will have no duty or obligation to consent to any merger or consolidation and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners; provided, however, that our general partner owes a contractual duty of good faith and fair dealing to holders of the Series A Preferred Units pursuant to our partnership agreement. In addition, our partnership agreement generally prohibits our general partner, without common unitholder approval, from causing us to sell, exchange, or otherwise dispose of all or substantially all of our assets. Our general partner may, however, mortgage, pledge, hypothecate, or grant a security interest in all or substantially all of our assets without limited partner approval.

If conditions specified in our partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey some or all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity.

Our limited partners are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets, or any other transaction or event.

Termination and Dissolution

We will continue as a limited partnership until terminated under our partnership agreement. We will dissolve upon:

(1) the election of our general partner to dissolve us, if approved by the holders of a majority of outstanding common units;

(2) the absence of any limited partners, unless the partnership is continued without dissolution in accordance with the Marshall Islands Act;

(3) the entry of a decree of judicial dissolution of us; or

(4) the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under clause (4), the holders of a majority of outstanding common units may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as general partner an entity approved by the holders of a majority of outstanding common, subject to our receipt of an opinion of counsel to the effect that the action would not result in the loss of limited liability of any limited partner.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as described in our partnership agreement. The liquidation rights of holders of Series A Preferred Units are described under “Description of Series A Preferred Units—Liquidation Rights.” The liquidator may defer liquidation or distribution of our assets for a reasonable period or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners. A consolidation or merger of us with or into any other entity, individually or in a series of transactions, will not be deemed to be a liquidation, dissolution or winding up of our affairs.

Withdrawal or Removal of Our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to December 31, 2016 without obtaining the approval of the holders of at least a majority of our outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability. On or after December 31, 2016, our general partner may withdraw as general partner without first obtaining approval of any common unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without common unitholder or other limited partner approval upon 90 days’ notice to our limited partners if at least 50% of our outstanding common units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the common unitholders. Please read “—Transfer of General Partner Interest” and “—Transfer of Incentive Distribution Rights.”

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a majority of our outstanding common units, may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period of time after that withdrawal, the holders of a majority of common units agree in writing to continue our business and to appoint a successor general partner. Please read “—Termination and Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of our outstanding common units, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of our outstanding common units. The ownership of more than 33 1/3% of our outstanding common units by our general partner and its affiliates would give them the practical ability to prevent our general partner’s removal.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal, our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of the interests at the time.

In the event of removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by our limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for their fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and its incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, any employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

Except for the transfer by our general partner of all, but not less than all, of its general partner interest in us to:

•	an affiliate of our general partner (other than an individual); or

•

another entity as part of the merger or consolidation of our general partner with or into another entity or the transfer by our general partner of all or substantially all of its assets to another entity;

our general partner may not transfer all or any part of its general partner interest in us to another person prior to December 31, 2016 without the approval of the holders of at least a majority of our outstanding common units, excluding common units held by our general partner and its affiliates. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability.

Our general partner and its affiliates may at any time transfer units to one or more persons, without limited partner approval.

Transfer of Ownership Interests in General Partner

At any time, the members of our general partner may sell or transfer all or part of their respective membership interests in our general partner to an affiliate or a third party without the approval of our unitholders.

Transfer of Incentive Distribution Rights

Our general partner or its affiliates or a subsequent holder may transfer its incentive distribution rights to an affiliate of the holder (other than an individual) or another entity as part of the merger or consolidation of such holder with or into another entity, or as part of the sale of all or substantially all of its assets to another entity without limited partner approval. Prior to December 31, 2016, other transfers of the incentive distribution rights will require the affirmative vote of holders of a majority of our outstanding common units, excluding common units held by our general partner and its affiliates. On or after December 31, 2016, the incentive distribution rights will be freely transferable.

Transfer of Common Units and Series A Preferred Units

By transfer of common units or Series A Preferred Units in accordance with our partnership agreement, each transferee of common units or Series A Preferred Units automatically is admitted as a limited partner with respect to the common units or Series A Preferred Units transferred when such transfer and admission is reflected in our books and records. Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly. Each transferee automatically is deemed to:

•	represent that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	agree to be bound by the terms and conditions of, and to have executed, our partnership agreement;

•	grants power of attorney to officers of our general partner and any liquidator of us as specified in our partnership agreement; and

•	give the consents and approvals contained in our partnership agreement.

We are entitled to treat the nominee holder of a common unit or Series A Preferred Unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units and Series A Preferred Units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a limited partner in our partnership for the transferred common units.

Until a common unit or Series A Preferred Unit has been transferred on our books, we and our transfer agent may treat the record holder of the unit as the absolute owner of such unit for all purposes, except as otherwise required by law or stock exchange regulations.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Teekay Offshore GP L.L.C. as our general partner or otherwise change management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class or series of partnership securities, that person or group will lose voting rights on all of its partnership securities. This loss of voting rights does not apply to the Series A Preferred Units or to any person or group that acquires the partnership securities from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the partnership securities with the prior approval of the board of directors of our general partner.

Our partnership agreement also provides that if our general partner is removed under circumstances where cause does not exist and partnership securities held by our general partner and its affiliates are not voted in favor of that removal, our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Call Right

If at any time our general partner and its affiliates hold more than 80% of the then-issued and outstanding partnership securities of any class or series, except for the Series A Preferred Units, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining partnership securities of the class or series held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10 but not more than 60 days’ notice. The purchase price in this event is the greater of (x) the average of the daily closing prices of the partnership securities of such class or series over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (y) the highest price paid by our general partner or any of its affiliates for partnership securities of such class or series during the 90-day period preceding the date such notice is first mailed.

As a result of our general partner’s right to purchase outstanding partnership securities, a holder of partnership securities (except for the Series A Preferred Units) may have the holder’s partnership securities purchased at an undesirable time or price.

Meetings; Voting

Unlike the holders of common stock in a corporation, the holders of our common units have only limited voting rights on matters affecting our business. They have no right to elect our general partner (who manages our operations and activities) or the directors of our general partner, on an annual or other continuing basis. On those matters that are submitted to a vote of common unitholders, each record holder of a common unit may vote according to the holder’s percentage interest in us of all holder entitled to vote on such matter, although additional limited partners interests having special voting rights could be issued.

Holders of the Series A Preferred Units generally have no voting rights. However, holders of Series A Preferred Units will have limited voting rights as described under “Description of Series A Preferred Units—Voting Rights.”

Except as described below regarding a person or group owning 20% or more of any class or series of limited partner interest then outstanding, limited partners as of the record date will be entitled to notice of, and to vote at, any meetings of our limited partners and to act upon matters for which approvals by the holders of such class or series of limited partner interests may be solicited.

Any action that is required or permitted to be taken by our limited partners, or any applicable class thereof, may be taken either at a meeting of the applicable limited partners or without a meeting if consents in writing describing the action so taken are signed by holders of the number of limited partner interests necessary to authorize or take that action at a meeting. Meetings of our limited partners may be called by our general partner or by limited partners owning at least 20% of the outstanding limited partner interests of the class for which a meeting is proposed. Limited partners may vote either in person or by proxy at meetings. The holders of a majority of the outstanding limited partner interests of the class, classes or series for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the limited partners requires approval by holders of a greater percentage of the limited partner interests, in which case the quorum will be the greater percentage.

If at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates or a transferee approved by the board of directors of our general partner, acquires, in the aggregate, beneficial ownership of 20% or more of any class or series of our limited partner interests then outstanding, that person or group will lose voting rights on all of its limited partner interests, except for the Series A Preferred Units, and such limited partner interests may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of limited partners, calculating required votes, determining the presence of a quorum, or for other similar purposes. Common units and Series A Preferred Units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

Any notice, demand, request report, or proxy material required or permitted to be given or made to record holders of common units or Series A Preferred Units under our partnership agreement will be delivered to the record holder by us or by our transfer agent.

Status as Limited Partner

Except as described above under “—Limited Liability,” our common units and Series A Preferred Units will be fully paid, and our unitholders will not be required to make additional contributions. By transfer of common units or Series A Preferred Units in accordance with our partnership agreement, each transferee of common units and Series A Preferred Units shall be admitted as a limited partner with respect to the common units or Series A Preferred Units transferred when such transfer and admission is reflected in our books and records.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

(1)	our general partner;

(2)	any departing general partner;

(3)	any person who is or was an affiliate of our general partner or any departing general partner;

(4)	any person who is or was an officer, director, member or partner of any entity described in (1), (2) or (3) above;

(5)	any person who is or was serving as a director, officer, member, partner, fiduciary or trustee of another person at the request of our general partner or any departing general partner; or

(6)	any person designated by our general partner.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf, and expenses allocated to our general partner by its affiliates. Our general partner is entitled to determine the expenses that are allocable to us.

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We intend to furnish or make available to record holders of our common units and Series A Preferred Units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent chartered accountants. Except for our fourth quarter, we also intend to furnish or make available summary financial information within 90 days after the close of each quarter.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable demand and at the limited partner’s own expense, have furnished to the limited partner:

(1)	a current list of the name and last known address of each partner;

(2)	a copy of our tax returns;

(3)	information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

(4)	copies of our partnership agreement, the certificate of limited partnership of our partnership, related amendments and powers of attorney under which they have been executed;

(5)	information regarding the status of our business and financial condition; and

(6)	any other information regarding our affairs as is just and reasonable.

Our general partner may, and intends to, keep confidential from the limited partners’ trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the U.S. Securities Act of 1933 and applicable state securities laws any common units, subordinated units or other partnership securities proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available or advisable. These registration rights continue for two years following any withdrawal or removal of Teekay Offshore GP L.L.C. as our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates, including Teekay Corporation, on the one hand, and us and our unaffiliated limited partners, on the other hand. The directors and officers of our general partner, Teekay Offshore GP L.L.C., have certain fiduciary duties to manage our general partner in a manner beneficial to its owner, Teekay Corporation. At the same time, our general partner has a fiduciary duty to manage us in a manner beneficial to us and our common unitholders. Teekay Corporation has the authority to appoint our general partner’s directors, who in turn appoint our general partner’s officers. We, our general partner and our general partner’s officers and directors will not owe any fiduciary duties to holders of the Series A Preferred Units other than a contractual duty of good faith and fair dealing pursuant to our partnership agreement.

Our partnership affairs are governed by our partnership agreement and the Marshall Islands Act. The provisions of the Marshall Islands Act resemble provisions of the limited partnership laws of a number of states in the United States, most notably Delaware. We are not aware of any material difference in limited partner rights between the Marshall Islands Act and the Delaware Revised Uniform Limited Partnership Act. The Marshall Islands Act also provides that it is to be applied and construed to make it uniform with the Delaware Revised Uniform Limited Partnership Act and, so long as it does not conflict with the Marshall Island Act or decisions of the Marshall Islands courts, interpreted according to the non-statutory law (or “case law”) of the courts of the State of Delaware. There have been, however, few, if any, court cases in the Marshall Islands interpreting the Marshall Islands Act, in contrast to Delaware, which has a fairly well-developed body of case law interpreting its limited partnership statute. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as courts in Delaware. For example, the rights of our limited partners and fiduciary responsibilities of our general partner owed to our common unitholders under Marshall Islands law are not as clearly established as under judicial precedent in existence in Delaware. Due to the less developed nature of Marshall Islands law, our public limited partners may have more difficulty in protecting their interests in the face of actions by our general partner or controlling equity holder than would limited partners of a limited partnership organized in the United States.

Whenever a conflict arises between our general partner or its affiliates, on the one hand, and us or any other partner, on the other, our general partner will resolve that conflict. Our partnership agreement contains provisions that modify and limit our general partner’s fiduciary duties to our limited partners under Marshall Islands law. Our partnership agreement also restricts the remedies available to limited partners for actions taken by our general partner that, without those limitations, might constitute breaches of fiduciary duties.

Our general partner will not be in breach of its obligations under the partnership agreement or its duties to us or the common unitholders if the resolution of the conflict is:

•	approved by the conflicts committee of our general partner’s board of directors, although our general partner is not obligated to seek such approval;

•

approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates, although our general partner is not obligated to seek such approval;

•

on terms no less favorable to us than those generally being provided to or available from unrelated third parties, but our general partner is not required to obtain confirmation to such effect from an independent third party; or

•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.

Our general partner may, but is not required to, seek the approval of such resolution from the conflicts committee of the board of directors of our general partner or from the limited partners. If our general partner does not seek approval from the conflicts committee, and the board of directors of our general partner determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, the board of directors, including the board members affected by the conflict, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, our general partner or the conflicts committee may consider any factors it determines in good faith to consider when resolving a conflict. When our partnership agreement requires someone to act in good faith, it requires that person to reasonably believe that he is acting in the best interests of the partnership, unless the context otherwise requires. The definition of good faith specified above does not apply to the contractual duty of good faith and fair dealing we owe to holders of Series A Preferred Units.

Conflicts of interest could arise in the situations described below, among others.

Actions taken by our general partner may affect the amount of cash available for distribution to common unitholders.

The amount of cash that is available for distribution to common unitholders is affected by decisions of our general partner regarding such matters as:

•	the amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings;

•	the issuance of additional units; and

•	the creation, reduction or increase of reserves in any quarter.

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our limited partners, including borrowings that have the purpose or effect of enabling our general partner or its affiliates to receive distributions on the incentive distribution rights.

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units, our partnership agreement permits us to borrow funds, which would enable us to make this distribution on all outstanding limited partner interests and incentive distribution rights.

Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may not borrow funds from us or our operating subsidiaries.

Neither our partnership agreement nor any other agreement requires Teekay Corporation to pursue a business strategy that favors us or utilizes our assets or dictates what markets to pursue or grow. Teekay Corporation’s directors and officers have a fiduciary duty to make these decisions in the best interests of the stockholders of Teekay Corporation, which may be contrary to our interests.

Because officers and the directors of our general partner are also directors and officers of Teekay Corporation, such directors and officers have fiduciary duties to Teekay Corporation that may cause them to pursue business strategies that disproportionately benefit Teekay Corporation or which otherwise are not in the best interests of us or our limited partners.

Our general partner is allowed to take into account the interests of parties other than us, such as Teekay Corporation, in resolving conflicts of interest.

Our partnership agreement contains provisions that reduce the standards to which our general partner would otherwise be held by Marshall Islands fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of or factors affecting us, our affiliates or any limited partner. Decisions made by our general partner in its individual capacity are made by its sole owner, Teekay Corporation, and not by the board of directors of our general partner. Examples include the exercise of its limited call right, its voting rights with respect to the units it owns, its registration rights and its determination whether to consent to any merger or consolidation involving us.

We do not have any officers and rely solely on officers of Teekay Offshore GP L.L.C.

Affiliates of our general partner, Teekay Offshore GP L.L.C., conduct businesses and activities of their own in which we have no economic interest. If these separate activities are significantly greater than our activities, there could be material competition for the time and effort of the officers who provide services to Teekay Offshore GP L.L.C. and its affiliates. The officers of Teekay Offshore GP L.L.C. are not required to work full-time on our affairs. These officers are required to devote time to the affairs of Teekay Offshore GP L.L.C. or its affiliates, and we reimburse their employers for the services they render to Teekay Offshore GP L.L.C. and us. None of the officers of our general partner are employees of our general partner. Our Chief Executive Officer and Chief Financial Officer is also an executive officer of Teekay Corporation and of the general partner of Teekay LNG Partners LP.

We reimburse our general partner and its affiliates for expenses.

We reimburse our general partner and its affiliates for costs incurred in managing and operating us, including costs incurred in rendering corporate staff and support services to us. Our partnership agreement provides that our general partner determine in good faith the expenses that are allocable to us.

Our general partner has limited its liability regarding our obligations.

Our general partner has limited its liability under contractual arrangements so that the other party has recourse only to our assets and not against our general partner or its assets or any affiliate of our general partner or its assets. Our partnership agreement provides that any action taken by our general partner to limit its or our liability is not a breach of our general partner’s fiduciary duties owed to common unitholders or a breach of our general partner’s contractual duty of good faith and fair dealing to holders of the Series A Preferred Units, even if we could have obtained terms that are more favorable without the limitation on liability.

Common unitholders and Series A Preferred Unitholders have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our general partner and its affiliates, on the other, do not and will not grant to the holders of our common units or Series A Preferred Units, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Contracts between us, on the one hand, and our general partner and its affiliates, on the other, are not be the result of arms’-length negotiations.

Neither our partnership agreement nor any of the other agreements, contracts and arrangements between us and our general partner and its affiliates are or will be the result of arms’-length negotiations. Our partnership agreement generally provides that any affiliated transaction, such as an agreement, contract or arrangement between us and our general partner and its affiliates, must be:

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf, and our general partner will determine, in good faith, the terms of any of these transactions.

Except in limited circumstances, our general partner has the power and authority to conduct our business without limited partner approval.

Under our partnership agreement, our general partner has full power and authority to do all things (other than those items that require limited partner approval or with respect to which our general partner has sought conflicts committee approval) on such terms as it determines to be necessary or appropriate to conduct our business including, among others, the following:

•

the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into securities of the partnership (subject to the limited approval rights of holders of Series A Preferred Units described under “Description of Series A Preferred Units—Voting Rights”), and the incurring of any other obligations;

•	the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdictions over our business or assets;

•	the negotiation, execution and performance of any contracts, conveyances or other instruments;

•	the distribution of partnership cash;

•	the selection and dismissal of employees and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

•	the maintenance of insurance for our benefit and the benefit of our partners;

•

the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any other limited or general partnerships, joint ventures, corporations, limited liability companies or other relationships;

•

the control of any matters affecting our rights and obligations, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

•	the indemnification of any person against liabilities and contingencies to the extent permitted by law;

•

subject to the prior payment of all quarterly distributions on the Series A Preferred Units through the most recent Series A Distribution Payment Date, the purchase, sale or other acquisition or disposition of our securities, or the issuance of additional options, rights, warrants and appreciation rights relating to our securities; and

•	the entering into of agreements with any of its affiliates to render services to us, our controlled affiliates or to itself in the discharge of its duties as our general partner.

Please read “—Meetings; Voting,” above and “Description of Series A Preferred Units—Voting Rights” for information regarding the voting rights of limited partners.

Partnership securities, except for the Series A Preferred Units, are subject to our general partner’s call right.

Our general partner may exercise its right to call and purchase partnership securities, except for the Series A Preferred Units, as provided in our partnership agreement or assign this right to one of its affiliates or to us. Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. As a result, a limited partner may have partnership securities purchased by the general partner at an undesirable time or price. Please read “— Call Right” above.

We may choose not to retain separate counsel for ourselves or for the holders of limited partner interests.

The attorneys, independent accountants and others who perform services for us have been retained by our general partner. Attorneys, independent accountants and others who perform services for us are selected by our general partner or the conflicts committee and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of our common units or the Series A Preferred Units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units or the Series A Preferred Units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

Our general partner’s affiliates, including Teekay Corporation, may compete with us.

Our partnership agreement provides that our general partner is restricted from engaging in any business activities other than acting as our general partner and those activities incidental to its ownership of interests in us. In addition, our partnership agreement provides that our general partner, for so long as it is general partner of our partnership, will cause its affiliates not to engage in, by acquisition or otherwise, certain businesses or activities described in an omnibus agreement to which we, Teekay Corporation and other affiliates are parties. Similarly, under the omnibus agreement, Teekay Corporation has agreed and has caused its affiliates to agree, for so long as Teekay Corporation controls our partnership, not to engage in certain business or activities relating to the marine transportation and storage services provided to the offshore oil industry. Except as provided in our partnership agreement and the omnibus agreement, affiliates of our general partner are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us.

Fiduciary Duties

Our general partner is accountable to us and our common unitholders as a fiduciary. Our general partner owes no fiduciary duty to holders of the Series A Preferred Units other than a contractual duty of good faith and fair dealing pursuant to our partnership agreement. Fiduciary duties owed to our limited partners by our general partner are prescribed by law and our partnership agreement. The Marshall Islands Act provides that Marshall Islands partnerships may, in their partnership agreements, restrict or expand the fiduciary duties owed by the general partner to the limited partners and the partnership.

Our partnership agreement contains various provisions restricting the fiduciary duties that might otherwise be owed by our general partner. We have adopted these provisions to allow our general partner to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because the board of directors of our general partner has fiduciary duties to manage our general partner in a manner beneficial both to its owner, Teekay Corporation, as well as to holders of our common units. These modifications disadvantage the limited partners because they restrict the rights and remedies that would otherwise be available to unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below. The following is a summary of:

•	the fiduciary duties imposed on our general partner by the Marshall Islands Act;

•	material modifications of these duties contained in our partnership agreement; and

•	certain rights and remedies of unitholders contained in the Marshall Islands Act.

Marshall Islands law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Marshall Islands limited partnership from taking any action or engaging in any transaction where a conflict of interest is present.

Partnership agreement modified standards

Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties under the laws of the Marshall Islands. For example, Section 7.9 of our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith” with respect to common unitholders and will not be subject to any other standard under the laws of the Marshall Islands. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. Our partnership agreement provides that the general partner and its affiliates, including us and our general partner’s officers and directors, do not owe any fiduciary duties to holders of the Series A Preferred Units other than a contractual duty of good faith and fair dealing pursuant to the partnership agreement. These standards reduce the obligations to which our general partner would otherwise be held.

Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a vote of common unitholders and that are not approved by the conflicts committee of the board of directors of our general partner must be:

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

If our general partner does not seek approval from the conflicts committee, and the board of directors of our general partner determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our general partner would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that the general partner or its officers and directors acted in bad faith or engaged in fraud, willful misconduct or gross negligence.

Rights and remedies of unitholders	The provisions of the Marshall Islands Act resemble the provisions of the limited partnership act of Delaware. For example, like Delaware, the Marshall Islands Act favors the principles of freedom of contract and enforceability of partnership agreements and allows the partnership agreement to contain terms governing the rights of the unitholders. The rights of our limited partners, including voting and approval rights and the ability of the partnership to issue additional units, are governed by the terms of our partnership agreement.

As to remedies of limited partners, the Marshall Islands Act permits a limited partner to institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. These actions include actions against a general partner for breach of its fiduciary duties or of the partnership agreement.

In order to become one of our limited partners, a common unitholder or holder of Series A Preferred Units is required to agree to be bound by the provisions in our partnership agreement, including the provisions discussed above. The failure of a limited partner or transferee to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

Under our partnership agreement, we must indemnify our general partner and its officers and directors to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud, willful misconduct or gross negligence. We also must provide this indemnification for criminal proceedings when our general partner or these other persons acted with no reasonable cause to believe that their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it met the requirements set forth above. To the extent that these provisions purport to include indemnification for liabilities arising under the U.S. Securities Act of 1933, in the opinion of the U.S. Securities and Exchange Commission such indemnification is contrary to public policy and therefore unenforceable.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax considerations that may be relevant to prospective Series A Preferred unitholders and, unless otherwise noted in the following discussion, is the opinion of Perkins Coie LLP, our U.S. counsel, insofar as it relates to matters of U.S. federal income tax law and legal conclusions with respect to those matters. The opinion of our counsel is dependent on the accuracy of representations made by us to them, including descriptions of our operations contained herein.

This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (or the Code), legislative history, applicable U.S. Treasury Regulations (or Treasury Regulations), judicial authority and administrative interpretations, all as in effect on the date of this prospectus, and which are subject to change, possibly with retroactive effect, or are subject to different interpretations. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Teekay Offshore Partners L.P.

This discussion is limited to Series A Preferred unitholders who hold their Series A Preferred Units as capital assets for tax purposes. This discussion does not address all tax considerations that may be important to a particular Series A Preferred unitholder in light of the Series A Preferred unitholder’s circumstances, or to certain categories of Series A Preferred unitholders that may be subject to special tax rules, such as:

•	dealers in securities or currencies,

•	traders in securities that have elected the mark-to-market method of accounting for their securities,

•	persons whose functional currency is not the U.S. dollar,

•	persons holding our Series A Preferred Units as part of a hedge, straddle, conversion or other “synthetic security” or integrated transaction,

•	certain U.S. expatriates,

•	financial institutions,

•	insurance companies,

•	persons subject to the alternative minimum tax,

•	persons that actually or under applicable constructive ownership rules own 10% or more of our units, and

•	entities that are tax-exempt for U.S. federal income tax purposes.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Series A Preferred Units, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Series A Preferred Units, you should consult your own tax advisor about the U.S. federal income tax consequences of owning and disposing the Series A Preferred Units.

No ruling has been or will be requested from the Internal Revenue Service (or IRS) regarding any matter affecting us or our unitholders. Instead, we will rely on the opinion of Perkins Coie LLP. Unlike a ruling, an opinion of counsel represents only that counsel’s legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS.

This discussion does not address any U.S. estate tax considerations or tax considerations arising under the laws of any state, local or non-U.S. jurisdiction. Each Series A Preferred unitholder is urged to consult its own tax advisor regarding the U.S. federal, state, local and other tax consequences of the ownership or disposition of our Series A Preferred Units.

Election to be Taxed as a Corporation

We have elected to be taxed as a corporation for U.S. federal income tax purposes. As such, Series A Preferred unitholders are not directly subject to U.S. federal income tax on our income, but rather are subject to U.S. federal income tax on distributions received from us and dispositions of units as described below.

United States Federal Income Taxation of U.S. Holders

As used herein, the term U.S. Holder means a beneficial owner of our Series A Preferred Units that is (i) a U.S. citizen or U.S. resident alien, (ii) a corporation or other entity taxable as a corporation for U.S. federal income tax purposes, that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income taxation regardless of its source, or (iv) a trust that either is subject to the supervision of a court within the United States and has one or more U.S. persons with authority to control all of its substantial decisions or has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Distributions

We have elected to be taxed as a corporation for U.S. federal income tax purposes. Subject to the discussion of passive foreign investment companies (or PFICs) below, any distributions made by us with respect to our Series A Preferred Units to a U.S. Holder generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits allocated to the U.S. Holder’s Series A Preferred Units, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits allocated to the U.S. Holder’s Series A Preferred Units will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its Series A Preferred Units and thereafter as capital gain. U.S. Holders that are corporations for U.S. federal income tax purposes generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our Series A Preferred Units generally will be treated as “passive category income” or, in the case of certain types of U.S. Holders, “general category income” for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.

Dividends paid on our Series A Preferred Units to a U.S. Holder who is an individual, trust or estate (or a U.S. Individual Holder) will be treated as “qualified dividend income” that is taxable to such U.S. Individual Holder at preferential capital gain tax rates provided that: (i) our Series A Preferred Units are readily tradable on an established securities market in the United States (such as the New York Stock Exchange on which we expect to file an application for our Series A Preferred Units to be listed); (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (we intend to take the position that we are not now and have never been a PFIC, as discussed below); (iii) the U.S. Individual Holder has owned the Series A Preferred Units for more than 60 days in the 121-day period beginning 60 days before the date on which the Series A Preferred Units become ex-dividend; (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property; and (v) certain other conditions are met. There is no assurance that any dividends paid on our Series A Preferred Units will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any dividends paid on our Series A Preferred Units not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

Special rules may apply to any “extraordinary dividend” paid by us. An extraordinary dividend is, generally, a dividend with respect to a share of stock if the amount of the dividend is equal to or in excess of 5% of a stockholder’s adjusted basis (or fair market value in certain circumstances) in such stock. In addition, extraordinary dividends include dividends received within a one year period that, in the aggregate, equal or exceed 20% of a shareholder’s adjusted tax basis. If we pay an “extraordinary dividend” on our Series A Preferred Units that is treated as “qualified dividend income,” then any loss derived by an U.S. Individual Holder from the sale or exchange of such Series A Preferred Units will be treated as long-term capital loss to the extent of such dividend.

Certain U.S. Individual Holders are subject to a 3.8% tax on certain investment income, including dividends. U.S. Individual Holders should consult their tax advisors regarding the effect, if any, of this tax on their ownership of our Series A Preferred Units.

Sale, Exchange or Other Disposition of Series A Preferred Units

Assuming we do not constitute a PFIC for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our Series A Preferred Units in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such units. Subject to the discussion of extraordinary dividends above, such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition, and subject to preferential capital gain tax rates. Such capital gain or loss generally will be treated as U.S.-source gain or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Certain U.S. Individual Holders are subject to a 3.8% tax on certain investment income, including gain from the sale or other disposition of our Series A Preferred Units. U.S. Individual Holders should consult their tax advisors regarding the effect, if any, of this tax on their ownership of our Series A Preferred Units.

Consequences of Possible PFIC Classification

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to a “look through” rule, either: (i) at least 75% of its gross income is “passive” income; or (ii) at least 50% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income. For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties (other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business). By contrast, income derived from the performance of services does not constitute “passive income.”

There are legal uncertainties involved in determining whether the income derived from our time chartering activities constitutes rental income or income derived from the performance of services, including the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. However, the IRS stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on our and our subsidiaries’ current assets and operations, we intend to take the position that we are not now and have never been a PFIC, and our counsel, Perkins Coie LLP, is of the opinion that it is more likely than not that we are not a PFIC based on applicable law, including the Code, legislative history, published revenue rulings and court decisions, and representations we have made to them regarding the composition of our assets, the source of our income and the nature of our activities and other operations following this offering, including:

•	the total payments due to us under each of our time charters and certain of our FPSO contracts are substantially in excess of the current bareboat charter rate for comparable vessels;

•	the income derived from our contracts of affreightment, time chartering activities and certain of our FPSO contracts will be greater than 25% of our total gross income at all relevant times; and

•	the gross value of our vessels servicing our contracts of affreightment, time charters and certain of our FPSO contracts will exceed the gross value of all other assets we own at all relevant times.

An opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinion of Perkins Coie LLP may not be sustained by a court if contested by the IRS. Further, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in our or our subsidiaries’ assets, income or operations.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes a timely and effective election to treat us as a “Qualified Electing Fund” (a QEF election). As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our Series A Preferred Units, as discussed below.

Taxation of U.S. Holders Making a Timely QEF Election. If a U.S. Holder makes a timely QEF election (an Electing Holder), the Electing Holder must report each taxable year for U.S. federal income tax purposes the Electing Holder’s pro rata share of our ordinary earnings and net capital gain, if any, for each taxable year for which we are a PFIC that ends with or within the Electing Holder’s taxable year, regardless of whether or not the Electing Holder received distributions from us in that year. Such pro rata share would not exceed the income allocable to dividends on our units, although ordinary earnings could be allocated to a unitholder in a taxable year before the dividend is paid. Such income inclusions would not be eligible for the preferential tax rates applicable to “qualified dividend income.” The Electing Holder’s adjusted tax basis in the Series A Preferred Units will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in the Series A Preferred Units and will not be taxed again once distributed. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our Series A Preferred Units. A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with the U.S. Holder’s timely filed U.S. federal income tax return (including extensions).

If a U.S. Holder has not made a timely QEF election with respect to the first year in the U.S.Holder’s holding period of our Series A Preferred Units during which we qualified as a PFIC, the U.S. Holder may be treated as having made a timely QEF election by filing a QEF election with the U.S. Holder’s timely filed U.S. federal income tax return (including extensions) and, under the rules of Section 1291 of the Code, a “deemed sale election” to include in income as an “excess distribution” (described below) the amount of any gain that the U.S. Holder would otherwise recognize if the U.S. Holder sold the U.S. Holder’s Series A Preferred Units on the “qualification date.” The qualification date is the first day of our taxable year in which we qualified as a “qualified electing fund” with respect to such U.S. Holder. In addition to the above rules, under very limited circumstances, a U.S. Holder may make a retroactive QEF election if the U.S. Holder failed to file the QEF election documents in a timely manner. If a U.S. Holder makes a timely QEF election for one of our taxable years, but did not make such election with respect to the first year in the U.S. Holder’s holding period of our Series A Preferred Units during which we qualified as a PFIC and the U.S. Holder did not make the deemed sale election described above, the U.S. Holder also will be subject to the more adverse rules described below.

A U.S. Holder’s QEF election will not be effective unless we annually provide the U.S. Holder with certain information concerning our income and gain, calculated in accordance with the Code, to be included with the U.S. Holder’s U.S. federal income tax return. We have not provided our U.S. Holders with such information in prior taxable years and do not intend to provide such information in the current taxable year. Accordingly, U.S. Holders will not be able to make an effective QEF election at this time. If, contrary to our expectations, we determine that we are or will be a PFIC for any taxable year, we will provide U.S. Holders with the information necessary to make an effective QEF election with respect to our Series A Preferred Units.

Taxation of U.S. Holders Making a “Mark-to-Market” Election. If we were to be treated as a PFIC for any taxable year and, as we anticipate, our Series A Preferred Units were treated as “marketable stock,” then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our Series A Preferred Units, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made for the first year a U.S. Holder holds or is deemed to hold our Series A Preferred Units and for which we are a PFIC, the U.S. Holder generally would include as ordinary income in each taxable year that we are a PFIC the excess, if any, of the fair market value of the U.S. Holder’s Series A Preferred Units at the end of the taxable year over the U.S. Holder’s adjusted tax basis in the Series A Preferred Units. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the Series A Preferred Units over the fair market value thereof at the end of the taxable year that we are a PFIC, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in the U.S. Holder’s Series A Preferred Units would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our Series A Preferred Units in taxable years that we are a PFIC would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the Series A Preferred Units in taxable years that we are a PFIC would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. Because the mark-to-market election only applies to marketable stock, however, it would not apply to a U.S. Holder’s indirect interest in any of our subsidiaries that were also determined to be PFICs.

If a U.S. Holder makes a mark-to-market election for one of our taxable years and we were a PFIC for a prior taxable year during which such U.S. Holder held our Series A Preferred Units and for which (i) we were not a QEF with respect to such U.S. Holder and (ii) such U.S. Holder did not make a timely mark-to-market election, such U.S. Holder would also be subject to the more adverse rules described below in the first taxable year for which the mark-to-market election is in effect and also to the extent the fair market value of the U.S. Holder’s Series A Preferred Units exceeds the U.S. Holder’s adjusted tax basis in the Series A Preferred Units at the end of the first taxable year for which the mark-to-market election is in effect.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election. If we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year (a Non-Electing Holder) would be subject to special rules resulting in increased tax liability with respect to (i) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our Series A Preferred Units in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years or, if shorter, the Non-Electing Holder’s holding period for the Series A Preferred Units), and (ii) any gain realized on the sale, exchange or other disposition of the Series A Preferred Units. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the Series A Preferred Units;

•

the amount allocated to the current taxable year and any taxable year prior to the taxable year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income in the current taxable year; and

•	the amount allocated to each of the other taxable years would be subject to U.S. federal income tax at the highest rate of tax in effect for the applicable class of taxpayers for that year; and

•	an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

If we were treated as a PFIC, a U.S. Holder would be required to file Form 8621 annually with the IRS with respect to the U.S. Holder’s Series A Preferred Units. In addition, if a Non-Electing Holder who is an individual dies while owning our Series A Preferred Units, such Non-Electing Holder’s successor generally would not receive a step-up in tax basis with respect to such Series A Preferred Units.

U.S. Holders are urged to consult their own tax advisors regarding the applicability, availability and advisability of, and procedure for, making QEF, Mark-to-Market Elections and other available elections with respect to us, and the U.S. federal income tax consequences of making such elections.

Consequences of Possible Controlled Foreign Corporation Classification

If CFC Unitholders (generally, U.S. Holders who each own, directly, indirectly or constructively, 10% or more of the total combined voting power of our outstanding units entitled to vote) own directly, indirectly or constructively more than 50% of either the total combined voting power of our outstanding units entitled to vote or the total value of all of our outstanding units, we generally would be treated as a controlled foreign corporation, or a CFC.

CFC Unitholders are treated as receiving current distributions of their shares of certain income of the CFC without regard to any actual distributions and are subject to other burdensome U.S. federal income tax and administrative requirements but generally are not also subject to the requirements generally applicable to owners of a PFIC. In addition, a person who is or has been a CFC Unitholder may recognize ordinary income on the disposition of units of the CFC. Although we do not believe we are or will become a CFC, U.S. persons owning a substantial interest in us should consider the potential implications of being treated as a CFC Unitholder in the event we become a CFC in the future.

The U.S. federal income tax consequences to U.S. Holders who are not CFC Unitholders would not change in the event we become a CFC in the future.

U.S. Return Disclosure Requirements for U.S. Individual Holders

U.S. Individual Holders that hold certain specified foreign financial assets, including stock in a foreign corporation that is not held in an account maintained by a financial institution, with an aggregate value in excess of $50,000, may be required to report such assets on IRS Form 8938 with their U.S. federal income tax return. Penalties apply for failure to properly complete and file Form 8938. Investors are encouraged to consult with their own tax advisors regarding the possible application of this disclosure requirement to their investment in our Series A Preferred Units.

United States Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our Series A Preferred Units (other than a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is a Non-U.S. Holder.

Distributions

In general, distributions we make to a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a U.S. trade or business. If the Non-U.S. Holder is engaged in a U.S. trade or business, distributions we make will be subject to U.S. federal income tax to the extent those distributions constitute income effectively connected with that Non-U.S. Holder’s U.S. trade or business. However, distributions made to a Non-U.S. Holder that is engaged in a trade or business may be exempt from taxation under an income tax treaty if the income represented thereby is not attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder.

Sale, Exchange or Other Disposition of Series A Preferred Units

The U.S. federal income taxation of Non-U.S. Holders on any gain resulting from the disposition of our Series A Preferred Units generally is the same as described above regarding distributions. However, an individual Non-U.S. Holder may be subject to tax on gain resulting from the disposition of our Series A Preferred Units if the individual Non-U.S. Holder is present in the United States for 183 days or more during the taxable year in which such disposition occurs and meets certain other requirements.

Backup Withholding and Information Reporting

In general, payments of distributions or the proceeds of a disposition of Series A Preferred Units to a non-corporate U.S. Holder will be subject to information reporting requirements. These payments to a non-corporate U.S. Holder also may be subject to backup withholding if the non-corporate U.S. Holder:

•	fails to timely provide an accurate taxpayer identification number;

•	is notified by the IRS that the U.S. Holder has failed to report all interest or distributions required to be shown on the U.S. Holder’s U.S. federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding on payments within the United States, or through a U.S. payor, by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

Backup withholding is not an additional tax. Rather, a Series A Preferred unitholder generally may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and a refund of any amounts withheld in excess of such liability) by accurately completing and timely filing a return with the IRS.

NON-UNITED STATES TAX CONSIDERATIONS

Marshall Islands Tax Considerations

The following discussion is based upon the opinion of Watson, Farley & Williams (New York) LLP, our counsel as to matters of the laws of the Republic of The Marshall Islands, and the current laws of the Republic of The Marshall Islands and is applicable only to persons who do not reside in, maintain offices in or engage in business in the Republic of The Marshall Islands.

Because we, OPCO and our respective subsidiaries do not, and we do not expect that we, OPCO or our respective subsidiaries will, conduct business or operations in the Republic of The Marshall Islands, and because all documentation related to this offering will be executed outside of the Republic of The Marshall Islands, under current Marshall Islands law you will not be subject to Marshall Islands taxation or withholding on distributions, including upon a return of capital, we make to you as a unitholder. In addition, you will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of Series A Preferred Units, and you will not be required by the Republic of The Marshall Islands to file a tax return relating to the Series A Preferred Units.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, including the Marshall Islands, of its investment in us. Accordingly, each unitholder is urged to consult its tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and non-U.S., as well as U.S. federal, tax returns that may be required of him.

Canadian Federal Income Tax Considerations

The following discussion is a summary of the material Canadian federal income tax considerations under the Income Tax Act (Canada) (or the Canada Tax Act ), as of the date of this prospectus, that we believe are relevant to holders of Series A Preferred Units who, for the purposes of the Canada Tax Act and the Canada-United States Tax Convention 1980 (or the Canada-U.S. Treaty ) are, at all relevant times, resident in the United States and entitled to all of the benefits of the Canada-U.S. Treaty and who deal at arm’s length with us and Teekay Corporation (or U.S. Resident Holders ). This discussion takes into account all proposed amendments to the Canada Tax Act and the regulations thereunder that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and assumes that such proposed amendments will be enacted substantially as proposed. However, no assurance can be given that such proposed amendments will be enacted in the form proposed or at all.

A U.S. Resident Holder will not be liable to tax under the Canada Tax Act on any income or gains allocated by us to the U.S. Resident Holder in respect of such U.S. Resident Holder’s Series A Preferred Units, provided that (a) we do not carry on business in Canada for purposes of the Canada Tax Act and (b) such U.S. Resident Holder does not hold such Series A Preferred Units in connection with a business carried on by such U.S. Resident Holder through a permanent establishment in Canada for purposes of the Canada-U.S. Treaty.

A U.S. Resident Holder will not be liable to tax under the Canada Tax Act on any income or gain from the sale, redemption or other disposition of such U.S. Resident Holder’s Series A Preferred Units, provided that, for purposes of the Canada-U.S. Treaty, such Series A Preferred Units do not, and did not at any time in the twelve-month period preceding the date of disposition, form part of the business property of a permanent establishment in Canada of such U.S. Resident Holder.

In this regard, we believe that our activities and affairs and the activities and affairs of OPCO, a Marshall Island limited partnership in which we own a 100% limited partnership interest, are conducted in a manner that both we and OPCO are not carrying on business in Canada and that U.S. Resident Holders should not be considered to be carrying on business in Canada for purposes of the Canada Tax Act or the Canada-U.S. Treaty solely by reason of the acquisition, holding, disposition or redemption of their Series A Preferred Units. We intend that this is and continues to be the case, notwithstanding that Teekay Shipping Limited (a subsidiary of Teekay Corporation that is resident and based in Bermuda) provides certain services to Teekay Offshore Partners L.P. and OPCO and obtains some or all such services under subcontracts with Canadian service providers, as described below.

Our election to be treated as a corporation for U.S. federal income tax purposes has no effect for purposes of the Canada Tax Act. Therefore, we are treated as a partnership for Canadian federal income tax purposes. Under the Canada Tax Act, a resident of Canada (which may include a foreign corporation the central management and control of which is in Canada) is subject to Canadian tax on its world-wide income, subject to any relief that may be provided by any relevant tax treaty. A non-resident corporation or individual that carries on a business in Canada directly or through a partnership, including through a partnership that owns an interest in another partnership, is subject to tax in Canada on income attributable to its business (or that of the partnership or the partnership’s interest in another partnership, as the case may be) carried on in Canada. The taxation under the Canada Tax Act is subject to the provisions of any relevant tax treaty.

The Canada Tax Act contains special rules that provide that qualifying international shipping corporations will not be considered to be resident in Canada even if they are, in whole or in part, managed from Canada. Further, the Canada Tax Act and many of the tax treaties to which Canada is a party also contain special exemptions for profits derived from international shipping operations.

We and OPCO have entered into agreements with Teekay Shipping Limited for the provision of administrative services. Certain of OPCO’s operating subsidiaries have entered into agreements with Teekay Shipping Limited for the provision of advisory, technical, ship management and administrative services. Certain of the services that Teekay Shipping Limited provides to us, to OPCO and to OPCO’s operating subsidiaries under the services agreements are and may in the future be obtained by Teekay Shipping Limited under subcontracts with a Canadian subsidiary of Teekay Corporation.

The special rules in the Canada Tax Act and various relevant tax treaties relating to qualifying international shipping corporations and income from international shipping operations may provide relief to OPCO’s operating subsidiaries to the extent that the services provided to them by Canadian entities would otherwise result in such operating subsidiaries being considered to be resident in Canada or to be taxable in Canada on certain income from such operations by virtue of carrying on business in Canada. However, such rules would not apply to us or OPCO, as holding limited partnerships, or to our general partner or U.S. Resident Holders. While we do not believe it to be the case, if the arrangements we have entered into result in our being considered to carry on business in Canada for purposes of the Canada Tax Act, U.S. Resident Holders would be considered to be carrying on business in Canada and may be required to file Canadian tax returns and, subject to any relief provided under the Canada-U.S. Treaty, would be subject to taxation in Canada on any income that is considered to be attributable to the business carried on by us in Canada. The Canada-U.S. Treaty contains a treaty benefit denial rule which may have the effect of denying relief thereunder from Canadian taxation to U.S. Resident Holders in respect of any income attributable to a business carried on by us in Canada and any other Canadian source income earned by us.

We believe that we and OPCO can each conduct our respective activities and affairs in a manner so that U.S. Resident Holders should not be considered to be carrying on business in Canada solely as a consequence of the acquisition, holding, disposition or redemption of our Series A Preferred Units. Consequently, we believe that U.S. Resident Holders should not be subject to tax filing or other tax obligations in Canada under the Canada Tax Act. However, although we do not intend to do so, there can be no assurance that the manner in which we and OPCO carry on our respective activities will not change from time to time as circumstances dictate or warrant in a manner that may cause U.S. Resident Holders to be carrying on business in Canada for purposes of the Canada Tax Act. Further, the relevant Canadian federal income tax law may change by legislation or judicial interpretation and the Canadian taxing authorities may take a different view than we have of the current law.

It is the responsibility of each U.S. Resident Holder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, including Canada, of an investment in us. Accordingly, each prospective U.S. Resident Holder is urged to consult, and depend upon, such unitholder’s tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each U.S. Resident Holder to file all state, local and non-U.S., as well as U.S. federal, tax returns that may be required of such unitholder.

UNDERWRITING (Conflicts of Interest)

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. LLC and UBS Securities LLC (or the Representatives) are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of Series A Preferred Units set forth opposite its name below.

Underwriter	Number of Series A Preferred Units
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. LLC
UBS Securities LLC
Credit Suisse Securities (USA) LLC
RBC Capital Markets, LLC
DNB Markets, Inc.
Scotia Capital (USA) Inc.
Santander Investment Securities Inc.

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the Series A Preferred Units sold under the underwriting agreement if any of the Series A Preferred Units are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the Series A Preferred Units, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the Series A Preferred Units, and satisfaction of other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The Representatives have advised us that the underwriters propose initially to offer the Series A Preferred Units to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $         per unit. The underwriters may allow, and the dealers may reallow, a discount not in excess of $         per unit to other dealers. After the initial offering, the public offering price, concession or any other term of this offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Unit	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of this offering, not including the underwriting discount, are estimated at $400,000 and are payable by us.

Overallotment Option

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to              additional Series A Preferred Units at the public offering price, less the underwriting discount. The underwriters may exercise this option solely to cover any overallotments. If the underwriters exercise this overallotment option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional units proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We have agreed that, for a period of 30 days after the date of this prospectus and subject to certain exceptions, we will not, directly or indirectly, without the prior written consent of the Representatives, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or lend or otherwise transfer or dispose of any Series A Preferred Units or any securities that are substantially similar to the Series A Preferred Units, whether owned as of the date hereof or hereafter acquired or with respect to which we have acquired or hereafter acquire the power of disposition, or file, or cause to be filed, any registration statement under the Securities Act with respect to any of the foregoing (collectively, the “Lock-Up Securities”) or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap, agreement or transaction is to be settled by delivery of Lock-Up Securities, in cash or otherwise.

New York Stock Exchange Listing

The Series A Preferred Units are a new issue of securities with no established trading market. We intend to apply to list the Series A Preferred Units on the NYSE under the symbol “TOOPRA”. If the application is approved, trading of the Series A Preferred Units on the NYSE is expected to begin within 30 days after the date of initial delivery of the Series A Preferred Units. The underwriters have advised us that they intend to make a market in the Series A Preferred Units before commencement of trading on the NYSE. They will have no obligation to make a market in the Series A Preferred Units, however, and may cease market-making activities, if commenced, at any time. Accordingly, an active trading market on the NYSE for the Series A Preferred Units may not develop or, even if one develops, may not last, in which case the liquidity and market price of the Series A Preferred Units could be adversely affected, the difference between bid and asked prices could be substantial and your ability to transfer Series A Preferred Units at the time and price desired will be limited.

Price Stabilization, Short Positions

Until the distribution of the Series A Preferred Units is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing Series A Preferred Units. However, the Representatives may engage in transactions that have the effect of stabilizing the price of the Series A Preferred Units, such as purchases and other activities that peg, fix or maintain that price.

In connection with this offering, the underwriters may bid for or purchase and sell Series A Preferred Units in the open market. These transactions may include short sales and purchases on the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of Series A Preferred Units than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ overallotment option described above. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing units in the open market. In determining the source of Series A Preferred Units to close out the covered short position, the underwriters will consider, among other things, the price of Series A Preferred Units available for purchase in the open market as compared to the price at which they may purchase Series A Preferred Units through the overallotment option. “Naked” short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing Series A Preferred Units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of Series A Preferred Units in the open market after pricing that could adversely affect investors who purchase in this offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales and other activities may have the effect of raising or maintaining the market price of the Series A Preferred Units or preventing or retarding a decline in the market price of Series A Preferred Units. As a result, the price of the Series A Preferred Units may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of Series A Preferred Units. In addition, neither we nor any of the underwriters make any representation that the Representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Extended Settlement

We expect that delivery of the Series A Preferred Units will be made to investors on             , 2013, which will be the fifth business day following the date of pricing of the Series A Preferred Units (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Series A Preferred Units on the initial pricing date of the Series A Preferred Units or the succeeding business day will be required, by virtue of the fact that the Series A Preferred Units initially will settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement and should consult their advisors.

Electronic Distribution

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Conflicts of Interest

Affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated, DNB Markets, Inc. and Scotia Capital (USA) Inc. are lenders under the revolving credit facilities that we intend to partially repay with a portion of the net proceeds of this offering.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the Series A Preferred Units offered hereby. Any such short positions could adversely affect future trading prices of the Series A Preferred Units offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in Germany

This document has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Sales Prospectus Act (Verkaufsprospektgesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht—BaFin) nor any other German authority has been notified of the intention to distribute the Series A Preferred Units in Germany. Consequently, the Series A Preferred Units may not be distributed in Germany by way of public offering, public advertisement or in any similar manner and this document and any other document relating to the offering, as well as information or statements contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of the Series A Preferred Units to the public in Germany or any other means of public marketing. The Series A Preferred Units are being offered and sold in Germany only to qualified investors which are referred to in Section 3, paragraph 2 no. 1 in connection with Section 2 no. 6 of the German Securities Prospectus Act, Section 8f paragraph 2 no. 4 of the German Sales Prospectus Act, and in Section 2 paragraph 11 sentence 2 no.1 of the German Investment Act. This document is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

Notice to Prospective Investors in the Netherlands

The Series A Preferred Units may not be offered or sold, directly or indirectly, in the Netherlands, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

Notice to Prospective Investors in Switzerland

This prospectus is being communicated in Switzerland to a small number of selected investors only. Each copy of this document is addressed to a specifically named recipient and may not be copied, reproduced, distributed or passed on to third parties. The Series A Preferred Units are not being offered to the public in Switzerland, and neither this prospectus, nor any other offering materials relating to the Series A Preferred Units may be distributed in connection with any such public offering.

We have not been registered with the Swiss Financial Market Supervisory Authority FINMA as a foreign collective investment scheme pursuant to Article 120 of the Collective Investment Schemes Act of June 23, 2006 (or CISA). Accordingly, the Series A Preferred Units may not be offered to the public in or from Switzerland, and neither this prospectus, nor any other offering materials relating to the Series A Preferred Units may be made available through a public offering in or from Switzerland. The Series A Preferred Units may only be offered and this prospectus may only be distributed in or from Switzerland by way of private placement exclusively to qualified investors (as this term is defined in the CISA and its implementing ordinance).

Notice to Prospective Investors in the United Kingdom

We may constitute a “collective investment scheme” as defined by section 235 of the Financial Services and Markets Act 2000 (or FSMA) that is not a “recognised collective investment scheme” for the purposes of

FSMA (or CIS) and that has not been authorised or otherwise approved. As an unregulated scheme, it cannot be marketed in the United Kingdom to the general public, except in accordance with FSMA. This prospectus and any free writing prospectus are only being distributed in the United Kingdom to, and are only directed at (i) investment professionals falling within the description of persons in Article 14(5) of the Financial Services and Markets Act 2000 (Promotion of Collective Investment Schemes) Order 2001, as amended (or the CIS Promotion Order) or Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (or the Financial Promotion Order) or (ii) high net worth companies and other persons falling with Article 22(2)(a) to (d) of the CIS Promotion Order or Article 49(2)(a) to (d) of the Financial Promotion Order, or (iii) to any other person to whom it may otherwise lawfully be made, (all such persons together being referred to as “relevant persons”). The Series A Preferred Units are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Series A Preferred Units will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), other than Germany, with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the Issuer for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

Teekay Offshore Partners L.P. is organized under the laws of the Republic of The Marshall Islands as a limited partnership. Our general partner is organized under the laws of the Republic of The Marshall Islands as a limited liability company. The Republic of The Marshall Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent.

Most of the directors and officers of our general partner and those of our subsidiaries are residents of countries other than the United States. Substantially all of our and our subsidiaries’ assets and a substantial portion of the assets of the directors and officers of our general partner are located outside the United States. As a result, it may be difficult or impossible for United States investors to effect service of process within the United States upon us, our general partner, our subsidiaries or the directors and officers of our general partner or to realize against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. However, we have expressly submitted to the jurisdiction of the U.S. federal and New York state courts sitting in the City of New York for the purpose of any suit, action or proceeding arising under the securities laws of the United States or any state in the United States, and we have appointed Watson, Farley & Williams (New York) LLP to accept service of process on our behalf in any such action.

Watson, Farley & Williams (New York) LLP, our counsel as to Marshall Islands law, has advised us that there is uncertainty as to whether the courts of the Republic of The Marshall Islands would (1) recognize or enforce against us, our general partner or our general partner’s directors or officers judgments of courts of the United States based on civil liability provisions of applicable U.S. federal and state securities laws or (2) impose liabilities against us, our general partner or our general partner’s directors and officers in original actions brought in the Republic of The Marshall Islands, based on these laws.

LEGAL MATTERS

The validity of the Series A Preferred Units offered hereby and certain other legal matters with respect to the laws of the Republic of The Marshall Islands will be passed upon for us by our counsel as to Marshall Islands law, Watson, Farley & Williams (New York) LLP. Certain other legal matters will be passed upon for us by Perkins Coie LLP, Portland, Oregon. Vinson & Elkins L.L.P., Washington DC, will pass upon certain legal matters in connection with the offering on behalf of the underwriters.

EXPERTS

The consolidated financial statements of Teekay Offshore Partners L.P. as of December 31, 2012 and 2011, and for each of the years then ended, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2012 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated statements of income (loss), comprehensive income (loss), changes in total equity and cash flows of Teekay Offshore Partners L.P. for the year ended December 31, 2010 have been incorporated by reference herein, and include the effects of the adjustment to retrospectively apply the change in accounting as described in Note 1 to the consolidated financial statements. Ernst & Young LLP, an independent registered public accounting firm, audited the consolidated statements of income (loss), comprehensive income (loss), changes in total equity and cash flows for the year ended December 31, 2010, before the effects of the retrospective adjustment, which financial statements are not incorporated by reference herein. KPMG LLP, an independent registered public accounting firm, audited the retrospective adjustment. The consolidated statements of income (loss), comprehensive income (loss), changes in total equity and cash flows of Teekay Offshore Partners L.P. for the year ended December 31, 2010 have been incorporated by reference herein in reliance upon the reports of (1) Ernst & Young LLP, solely with respect to the financial statements before the effects of the retrospective adjustment, and (2) KPMG LLP, solely with respect to the retrospective adjustment, incorporated by reference herein, and upon the authority of said firms as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-3 regarding the securities covered by this prospectus. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the securities offered in this prospectus, you may wish to review the full registration statement, including its exhibits. In addition, we file annual, quarterly and other reports with and furnish information to the SEC. You may inspect and copy any document we file with or furnish to the SEC at the public reference facilities maintained by the SEC at 100 F Street, NE, Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at that address, at prescribed rates, or from the SEC’s website on the internet at www.sec.gov free of charge. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms. You can also obtain information about us at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

As a foreign private issuer, we are exempt under the U.S. Securities Exchange Act of 1934 (or the Exchange Act) from, among other things, certain rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal unitholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, including the filing of quarterly reports on Form 10-Q or current reports on Form 8-K. However, we intend to make available quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each fiscal year.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus information that we file with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to other documents filed separately with the SEC. The information incorporated by reference is an important part of this prospectus. Information that we later provide to the SEC, and which is deemed to be “filed” with the SEC, automatically will update information previously filed with the SEC, and may replace information in this prospectus.

We incorporate by reference into this prospectus the documents listed below:

•	our Annual Report on Form 20-F for the fiscal year ended December 31, 2012;

•	our Registration Statement on Form 8-A/A filed with the SEC on May 13, 2011;

•

all subsequent Reports on Form 6-K furnished to the SEC prior to the termination of this offering that we identify in such Reports as being incorporated by reference into the registration statement of which this prospectus is a part; and

•	all of our subsequent Registration Statements on Form 8-A or 8-A/A filed with the SEC prior to the termination of this offering.

These reports contain important information about us, our financial condition and our results of operations.

You may obtain any of the documents incorporated by reference in this prospectus from the SEC through its public reference facilities or its website at the addresses provided above. You also may request a copy of any document incorporated by reference in this prospectus (excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference in this document), at no cost, by visiting our internet website at www.teekayoffshore.com, or by writing or calling us at the following address:

Teekay Offshore Partners L.P.

4th Floor, Belvedere Building,

69 Pitts Bay Road

Hamilton HM 08, Bermuda

Attn: Corporate Secretary

(441) 298-2530

You should rely only on the information incorporated by reference or provided in this prospectus or any free writing prospectus. We have not authorized anyone else to provide you with any information. You should not assume that the information incorporated by reference or provided in this prospectus or any free writing prospectus is accurate as of any date other than the date on the front of each document. The information contained in our website is not part of this prospectus.

EXPENSES

The following table sets forth costs and expenses, other than any underwriting discounts and commissions, we expect to incur in connection with the issuance and distribution of the securities covered by this prospectus. All amounts are estimated except the SEC registration fee.

U.S. Securities and Exchange Commission registration fee	$19,096
Financial Industry Regulatory Authority filing fee	$21,500
Legal fees and expenses	$200,000
Accounting fees and expenses	$80,000
Transfer agent fees	$11,500
Printing costs	$50,000
Miscellaneous	$17,904

Total	$400,000

                 Units

Teekay Offshore Partners L.P.

        % Series A Cumulative Redeemable Preferred Units

P R O S P E C T U S

BofA Merrill Lynch

Morgan Stanley

UBS Investment Bank

Credit Suisse

RBC Capital Markets

DNB Markets

Scotiabank

Santander

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 8. Indemnification of Directors and Officers

Under its partnership agreement, in most circumstances, Teekay Offshore Partners L.P. will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

(1)	its general partner;

(2)	any departing general partner;

(3)	any person who is or was an affiliate of the general partner or any departing general partner;

(4)	any person who is or was an officer, director, member or partner of any entity described in (1), (2) or (3) above;

(5)	any person who is or was serving as a director, officer, member, partner, fiduciary or trustee of another person at the request of the general partner or any departing general partner; or

(6)	any person designated by the general partner.

Any indemnification under these provisions will only be out of the assets of Teekay Offshore Partners L.P. Unless it otherwise agrees, Teekay Offshore Partners L.P.’s general partner will not be personally liable for, or have any obligation to contribute or lend funds or assets to Teekay Offshore Partners L.P. to enable it to effectuate, indemnification. Teekay Offshore Partners L.P. may purchase insurance against liabilities asserted against and expenses incurred by persons for its activities, regardless of whether Teekay Offshore Partners L.P. would have the power to indemnify the person against liabilities under the partnership agreement.

Teekay Offshore Partners L.P. is authorized to purchase (or to reimburse its general partners for the costs of) insurance against liabilities asserted against and expenses incurred by its general partner, its affiliates and such other persons as the general partner may determine and described in the paragraph above, whether or not it would have the power to indemnify such person against such liabilities under the provisions described in the paragraphs above. The general partner has purchased insurance covering its officers and directors against liabilities asserted and expenses incurred in connection with their activities as officers and directors of the general partner or any of its direct or indirect subsidiaries.

ITEM 9. Exhibits

Exhibit Number	Description

1.1	Form of Underwriting Agreement

4.1	Form of Second Amended and Restated Agreement of Limited Partnership of Teekay Offshore Partners L.P.

5.1	Opinion of Watson, Farley & Williams (New York) LLP, relating to the legality of the securities being registered

8.1	Opinion of Perkins Coie LLP, relating to tax matters

8.2	Opinion of Watson, Farley & Williams (New York) LLP, relating to tax matters

12.1	Computation of Ratio of Earnings to Fixed Chargers

23.1	Consent of Ernst & Young LLP

23.2	Consent of KPMG LLP

23.4	Consent of Watson, Farley & Williams (New York) LLP (contained in Exhibit 5.1)

23.5	Consent of Perkins Coie LLP (contained in Exhibit 8.1)

24.1	Powers of Attorney (contained on page II-4)

ITEM 10. Undertakings

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Southport, State of Connecticut, United States of America on April 22, 2013

TEEKAY OFFSHORE PARTNERS L.P.
By:	Teekay Offshore GP LLC, its General Partner

By:	/s/ Peter Evensen
Name: Peter Evensen
Title: Chief Executive Officer and Chief Financial Officer

POWER OF ATTORNEY

Each person whose signature appears below appoints Peter Evensen and C. Sean Day, and each of them, either of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his or her substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed on April 22, 2013 by the following persons in the following capacities:

Signature	Title

/s/ PETER EVENSEN Peter Evensen	Chief Executive Officer and Chief Financial Officer (Principal Executive, Financial and Accounting Officer) and Director of Teekay Offshore GP L.L.C. and Authorized Representative in the United States

/s/ C. SEAN DAY C. Sean Day	Chairman of Teekay Offshore GP L.L.C.

/s/ KENNETH HVID Kenneth Hvid	Director of Teekay Offshore GP L.L.C.

/s/ DAVID L. LEMMON David L. Lemmon	Director of Teekay Offshore GP L.L.C.

/s/ CARL MIKAEL L.L. VON MENTZER Carl Mikael L.L. von Mentzer	Director of Teekay Offshore GP L.L.C.

/s/ JOHN J. PEACOCK John J. Peacock	Director of Teekay Offshore GP L.L.C.

INDEX TO EXHIBITS

Exhibit Number	Description

1.1	Form of Underwriting Agreement

4.1	Form of Second Amended and Restated Agreement of Limited Partnership of Teekay Offshore Partners L.P.

5.1	Opinion of Watson, Farley & Williams (New York) LLP, relating to the legality of the securities being registered

8.1	Opinion of Perkins Coie LLP, relating to tax matters

8.2	Opinion of Watson, Farley & Williams (New York) LLP, relating to tax matters

12.1	Computation of Ratio of Earnings to Fixed Charges

23.1	Consent of Ernst & Young LLP

23.2	Consent of KPMG LLP

23.4	Consent of Watson, Farley & Williams (New York) LLP (contained in Exhibit 5.1)

23.5	Consent of Perkins Coie LLP (contained in Exhibit 8.1)

24.1	Powers of Attorney (contained on page II-4)